EXHIBIT 2.1

Certain information indicated with [***] in this document has been omitted from this exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

PTC THERAPEUTICS, INC.;

HYDRO MERGER SUB, INC.;

CENSA PHARMACEUTICALS INC.

AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC, SOLELY IN ITS CAPACITY AS THE SECURITYHOLDERS’ REPRESENTATIVE

Dated as of May 5, 2020

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

(continued)

Exhibits
Exhibit A	—	Certain Definitions
Exhibit B	—	Form of Joinder Agreement
Exhibit C	—	Company Compound
Exhibit D	—	Form of Option Termination Agreement
Exhibit E	—	Form of Non-Competition Agreement
Exhibit F	—	Form of Letter of Transmittal
Exhibit G	—	Form Escrow Agreement
Exhibit H	—	Payment Agent Agreement
Exhibit I	—	Form of Investor Representation Letter

Schedules
Schedule A-1	—	Existing Agreements
Schedule 4.2	—	Conduct of the Business of the Company
Schedule 5.3	—	Indemnification Agreements
Schedule 6.7(h)	—	Third Party Consents
Schedule 6.7(i)	—	Termination of Contracts and Company Plans
Schedule 8.1(h)	—	Indemnification Matters

-v-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (as may be amended from time to time, this “Agreement”) is made on May 5, 2020 (the “Execution Date”), by and among: PTC THERAPEUTICS, INC., a Delaware corporation (“Parent”); HYDRO MERGER SUB, INC., a Delaware corporation and a wholly owned indirect subsidiary of Parent (“Merger Sub”); CENSA PHARMACEUTICALS INC., a Delaware corporation (the “Company”); and SHAREHOLDER REPRESENTATIVE SERVICES LLC, a Colorado limited liability company, solely in its capacity as the Securityholders’ Representative. Certain capitalized terms used in this Agreement are defined in EXHIBIT A.

RECITALS

WHEREAS, (i) at least 65% of the outstanding shares of Series A Preferred (as defined herein), voting as a single class, (ii) at least 51% of the outstanding shares of Company Common Stock (as defined herein) and shares of Series A Preferred, voting together as a single class (collectively, the “Required Holders”), and (iii) all of the directors and officers of the Company have entered into Joinder Agreements in the form of EXHIBIT B (the “Joinder Agreements”) as of the Execution Date;

WHEREAS, as of the Effective Time, the holders of the Company’s equity interests who have entered into Joinder Agreements shall together own, beneficially and of record, at least (a) 90% of the combined total of the outstanding (i) shares of the Company Common Stock (as defined herein) and (ii) Company Options (as defined herein), and (b) 90% of the outstanding shares of Series A Preferred (as defined herein) on an as converted to Company Common Stock basis (such holders, collectively, the “Required Joinders”);

WHEREAS, (i) the parties intend to effect a merger of Merger Sub into the Company (the “Merger”) in accordance with this Agreement and the Delaware General Corporation Law, as amended (the “DGCL”); and (ii) upon consummation of the Merger, Merger Sub will cease to exist as a separate corporate entity, and the Company will become a wholly owned indirect subsidiary of Parent;

WHEREAS, the boards of directors of Parent and the Company have determined that the Merger is in the best interest of their respective stockholders and have approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby and thereby;

WHEREAS, the board of directors of Merger Sub has determined that the Merger is in the best interest of its stockholders and has approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby; and

WHEREAS, prior to the Closing Date, the Company shall have delivered to Parent and Merger Sub irrevocable written consents executed by the Required Holders and other signatories to Joinder Agreements, which will include irrevocable waivers of any right to demand for appraisal in accordance with Section 262 of the DGCL (the “Written Consent”), adopting this Agreement and approving each of the transactions contemplated hereby, including the Merger and the transactions contemplated by Section 1.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement agree as follows:

SECTION 1.    Description of Transaction.

1.1     The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Entity”).

1.2      Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise agreed pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Entity, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Entity.

1.3     Closing; Effective Time. The consummation of the Transactions Contemplated by this Agreement (the “Closing”) shall take place remotely via electronic exchange or closing deliveries, at 9:00 a.m., New York City time, on a date to be mutually designated by the Company and Parent (the “Closing Date”), which shall be (i) no later than the third Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6 and 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) and (ii) no earlier than May 28, 2020. Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL (the “Certificate of Merger”) shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, delivered to and filed with the Secretary of State of the State of Delaware in accordance with the DGCL. The Merger shall become effective upon the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or at such later time as may be mutually agreed in writing by the Company and Parent and specified in the Certificate of Merger (the “Effective Time”).

1.4     Certificate of Incorporation and Bylaws; Directors and Officers.

(a)           The certificate of incorporation of the Surviving Entity shall be amended and restated as of the Effective Time to conform to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by applicable Laws and as provided in such certificate of incorporation.

(b)               The bylaws of the Surviving Entity shall be amended and restated immediately as of the Effective Time to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable Laws and as provided in the bylaws.

(c)               The directors and officers of the Surviving Entity of the Merger immediately after the Effective Time shall be the respective individuals who are directors and officers of Merger Sub immediately prior to the Effective Time.

1.5     Conversion of Shares. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

(a)               any shares of Company Capital Stock then held by the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(b)               any shares of Company Capital Stock then held directly or indirectly by Parent or Merger Sub shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(c)               except as provided in subsections “(a)” and “(b)” of this Section 1.5 and subject to Sections 1.9, 1.10, 1.12 and 1.13, each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time shall cease to be an existing and issued share of Company Preferred Stock, and shall be converted, by virtue of the Merger and without any action on the part of the holders thereof, into the right to receive, without interest, an amount equal to (i) in connection with the distribution on the Closing Date to the Participating Securityholders, the applicable Per Share Closing Consideration applicable to a share of Company Preferred Stock, (ii) in the event that any Contingent Payment becomes due pursuant to Section 1.12, the Per Share Contingent Consideration applicable to a share of Company Preferred Stock with respect to such Contingent Payment, (iii) in connection with any Escrow Distribution (if any), the Per Share Escrow Consideration applicable to a share of Company Preferred Stock with respect to such Escrow Distribution, (iv) in connection with any positive Adjustment Amount (if any) pursuant to Section 1.10, the Per Share Adjustment Consideration applicable to a share of Company Preferred Stock with respect to such positive Adjustment Amount and (v) in connection with the distribution of any portion of the Securityholders’ Representative Reserve to the Participating Securityholders (if any), the Per Share Representative Reserve Consideration applicable to a share of Company Preferred Stock with respect to such distribution;

(d)               except as provided in subsections “(a)” and “(b)” of this Section 1.5 and subject to Sections 1.9, 1.10, 1.12 and 1.13, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall cease to be an existing and issued share of Company Common Stock and shall be converted, by virtue of the Merger and without any action on the part of the holders thereof, into the right to receive, without interest, an amount equal to (i) in connection with the distribution on the Closing Date to the Participating Securityholders, the Per Share Closing Consideration applicable to a share of Company Common Stock, (ii) in the event that any Contingent Payment becomes due pursuant to Section 1.12, the Per Share Contingent Consideration applicable to a share of Company Common Stock with respect to such Contingent Payment, (iii) in connection any Escrow Distribution (if any), the Per Share Escrow Consideration applicable to a share of Company Common Stock with respect to such Escrow Distribution, (iv) in connection with any positive Adjustment Amount (if any) pursuant to Section 1.10, the Per Share Adjustment Consideration applicable to a share of Company Common Stock with respect to such positive Adjustment Amount and (v) in connection with the distribution of any portion of the Securityholders’ Representative Reserve to the Participating Securityholders (if any), the Per Share Representative Reserve Consideration applicable to a share of Company Common Stock with respect to such distribution; and

(e)               each share of the common stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of validly issued, fully paid and nonassessable common stock of the Surviving Entity.

1.6      Treatment of Company Options.

(a)               Contingent on and effective immediately prior to the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether under the Option Plan or otherwise, whether or not vested or exercisable, shall become fully vested and exercisable immediately prior to the Effective Time and to the extent not exercised prior to the Effective Time, shall be cancelled at the Effective Time and, in consideration of such cancellation, the holder thereof, subject to Sections 1.9, 1.10, 1.12 and 1.13 and, in the case of Employee Options, the delivery of an Option Termination Agreement in the form attached as EXHIBIT D (an “Option Termination Agreement”), shall be entitled to receive, without interest, a payment in an amount equal to (i) in connection with the distribution on the Closing Date to the Participating Securityholders, the number of shares of Company Common Stock issuable upon the exercise of the Company Option held by such holder (the “Company Option Underlying Common Stock”), multiplied by the excess of the Per Share Closing Consideration applicable to a share of Company Common Stock over the per share exercise price of such Company Option, (ii) in the event that any Contingent Payment becomes due pursuant to Section 1.12, the Company Option Underlying Common Stock multiplied by the Per Share Contingent Consideration applicable to a share of Company Common Stock with respect to such Contingent Payment, (iii) in connection with any Escrow Distribution (if any), the Company Option Underlying Common Stock multiplied by the Per Share Escrow Consideration applicable to a share of Company Common Stock with respect to such Escrow Distribution, (iv) in connection with any positive Adjustment Amount (if any) pursuant to Section 1.10, the Company Option Underlying Common Stock multiplied by the Per Share Adjustment Consideration applicable to a share of Company Common Stock with respect to such positive Adjustment Amount and (v) in connection with the distribution of any portion of the Securityholders’ Representative Reserve to the Participating Securityholders (if any), the Company Option Underlying Common Stock multiplied by the Per Share Representative Reserve Consideration applicable to a share of Company Common Stock with respect to such distribution.

(b)               The Company agrees that the Board of Directors of the Company shall adopt such resolutions or take such other actions (including obtaining any required consents) prior to the Effective Time as may be required to effect the transactions described in Section 1.6. Upon the conversion and cancellation of any Company Option pursuant to this Section 1.6, such Company Option shall no longer represent the right to acquire any shares of Company Common Stock, but shall entitle the holder thereof to receive only the consideration payable in respect thereof pursuant to this Section 1.6.

1.7          Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Entity with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Entity and Parent shall take such action, so long as such action is not inconsistent with this Agreement.

1.8          Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as Company Stockholders, and each certificate representing any such Company Capital Stock (a “Company Stock Certificate”) shall thereafter represent the right to receive the consideration referred to in Section 1.5, if any; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a Company Stock Certificate is presented to the Payment Agent or to the Surviving Entity or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.9.

1.9          Exchange/Payment.

(a)            Prior to the Closing Date, Parent shall select a reputable bank or trust company reasonably acceptable to the Company (the “Payment Agent”), and Parent, the Securityholders’ Representative and the Payment Agent shall enter into the Payment Agent Agreement. Prior to the Closing and no later than the Closing Date, Parent shall deposit or cause to be deposited with the Payment Agent cash and certificates representing shares of Parent Common Stock, or shall make available book entry shares of Parent Common Stock, as applicable, in the amount of the Payment Amount. No later than one Business Day after the Effective Time, the Payment Agent shall mail to the holders of Company Capital Stock, holders of Employee Options, if payable through the Payment Agent, and holders of Non-Employee Options, in each case as of immediately prior to the Effective Time: (i) a letter of transmittal in substantially the form attached as EXHIBIT F (the “Letter of Transmittal”), (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for the amounts payable and shares of Parent Common Stock issuable in accordance with Section 1.5, and (iii) instructions for use in effecting the surrender of Non-Employee Options and, if payable through the Payment Agent, Employee Options, which surrender in the case of options, shall be deemed satisfied through delivery of the Letter of Transmittal and the Option Termination Agreement, in exchange for the amounts payable and shares of Parent Common Stock issuable in accordance with Section 1.6. Upon surrender of a Company Stock Certificate to the Payment Agent for payment, together with a duly executed Letter of Transmittal, (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor (1) the applicable portion of the Upfront Merger Consideration Amount for each share evidenced by such Company Stock Certificate, as determined pursuant to Section 1.5, (2) if and when due and payable, the applicable Per Share Contingent Consideration in respect of any Contingent Payment for each such share evidenced by such Company Stock Certificate, (3) if and when due and payable, the applicable Per Share Escrow Consideration in respect of any Escrow Distribution for each such share evidenced by such Company Stock Certificate, (4) if and when due and payable, the applicable Per Share Adjustment Consideration in respect of a positive Adjustment Amount for each such share evidenced by such Company Stock Certificate, and (5) if and when due and payable, the applicable Per Share Representative Reserve Consideration in respect of the distribution any portion of the Securityholders’ Representative Reserve to the Participating Securityholders for each such share evidenced by such Company Stock Certificate and (B)  the Company Stock Certificate so surrendered shall be canceled.

(b)            If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, as a condition to the payment of the consideration hereunder with respect to each share of Company Capital Stock evidenced by such Company Stock Certificate, require the owner of such Company Stock Certificate to provide a reasonably appropriate affidavit to Parent (which may include an indemnity in favor of Parent and the Payment Agent in customary form against any claim that may be made against the Payment Agent or Parent with respect to the Company Stock Certificate alleged to have been lost, stolen or destroyed). Upon surrender to the Payment Agent of a duly executed Letter of Transmittal, a holder of Non-Employee Options shall be entitled to receive in exchange therefore (1) the applicable portion of the Upfront Merger Consideration Amount, (2) if and when due and payable, the applicable Per Share Contingent Consideration in respect of any Contingent Payment, (3) if and when due and payable, the applicable Per Share Escrow Consideration in respect of any Escrow Distribution, (4) if and when due and payable, the applicable Per Share Adjustment Consideration in respect of a positive Adjustment Amount and (5) if and when due and payable, the applicable Per Share Representative Reserve Consideration in respect of the distribution of any portion of the Securityholders’ Representative Reserve to the Participating Securityholders, in each case, as determined pursuant to Section 1.6. Subject to delivery of an Option Termination Agreement to the Company prior to the Effective Time or to the Surviving Entity following the Effective Time, and, if payable through the Payment Agent, upon surrender to the Payment Agent of a duly executed Letter of Transmittal, a holder of Employee Options shall be entitled to receive in exchange therefor (x) the applicable portion of the Upfront Merger Consideration Amount payable in shares of Parent Common Stock and (y) if and when due and payable, the applicable Per Share Representative Reserve Consideration in respect of the distribution of any portion of the Securityholders’ Representative Reserve to the Participating Securityholders. Any payments by the Payment Agent with respect to a Contingent Payment or Escrow Distribution to holders of Company Capital Stock and/or Non-Employee Options that have satisfied the requirements set forth in this Section 1.9 shall be made promptly following the receipt by the Payment Agent of the funds payable in connection with such Contingent Payment or Escrow Distribution, and in no event later than five Business Days following receipt of such payment.

(c)            Promptly following the Effective Time and subject to Section 1.9(e) and the delivery of an Option Termination Agreement to the Company prior to the Effective Time or to the Surviving Entity following the Effective Time, Parent shall cause the Surviving Entity to pay to each holder of Employee Options an amount equal to the cash portion of the applicable portion of the Upfront Merger Consideration Amount as determined pursuant to Section 1.6, with respect to such Employee Option. In the case of (i) (A) payment of a Contingent Payment, (B) any Escrow Distribution (if any) and (C) payment of a positive Adjustment Amount (if any) pursuant to Section 1.10, in each case subject to Section 1.9(e) or (ii) a distribution of funds from the Securityholders’ Representative Reserve to the Participating Securityholders (if any), in each case, subject to the delivery of an Option Termination Agreement to the Company prior to the Effective Time or to the Surviving Entity following the Effective Time, Parent shall cause the Surviving Entity to pay to each holder of Employee Options, as applicable, an amount equal to (1) the applicable Per Share Contingent Consideration in respect of any Contingent Payment, (2) the applicable Per Share Escrow Consideration in respect of any Escrow Distribution, (3) the applicable Per Share Adjustment Consideration in respect of the positive Adjustment Amount or (4) the applicable Per Share Representative Reserve Consideration in respect of the distribution of any portion of the Securityholders’ Representative Reserve to the Participating Securityholders, in each case, as determined pursuant to Section 1.6, with respect to such Employee Option. Subject to Section 1.12(d) in the case of any Per Share Representative Reserve Consideration, the payments described in the preceding sentences of this Section 1.9(c) shall be effected promptly through the standard payroll procedures of the Surviving Entity (or any Affiliate thereof or successor thereto) or, if applicable, any third party payroll services provider engaged by the Surviving Entity (or any Affiliate thereof or successor thereto).

(d)            Any portion of the Parent Common Stock or amounts payable in accordance with Sections 1.5 or 1.6 that is made available to the Payment Agent in accordance with this Agreement and that remains undistributed by the Payment Agent to holders of Company Securities as of the first anniversary of the Effective Time shall be delivered to Parent upon demand, and any holder of Company Securities who has not theretofore surrendered the documentation contemplated under this Section 1.9 shall thereafter only look to Parent for satisfaction of their claims for the cash amounts payable in accordance with Sections 1.5 or 1.6.

(e)            Neither Parent, the Surviving Entity, the Payment Agent nor any of their respective Affiliates shall be liable to any holder or former holder of Company Securities with respect to any amounts properly delivered to any public official pursuant to any applicable abandoned property Law or escheat Law. If any Company Stock Certificates shall not have been exchanged prior to the fourth (4th) anniversary of the Closing Date (or immediately prior to such earlier date on which the related consideration payable pursuant to this Section 1 would otherwise escheat to or become the property of any Governmental Body), any such consideration in respect thereof shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of all claims or interest of any Person previously entitled thereto.

(f)             Each of Parent, the Surviving Entity, the Payment Agent and their respective agents (each a “Withholding Agent”) will be entitled to deduct and withhold from any amount payable to any Person under this Agreement or any other documents associated with the transaction, the amounts such Withholding Agent is required to deduct and withhold under the Code or any other applicable Law. To the extent that amounts are so withheld and paid over to the applicable Governmental Body, such withheld amounts will be treated as having been paid to the applicable Person in respect of whom such amounts were withheld.

(g)            Prior to the Effective Time, only with respect to the portion of the Aggregate Merger Consideration with respect to the Employee Options payable in shares of Parent Common Stock, Parent and the Company shall make a determination as to the appropriate payment method for the shares of Parent Common Stock.

(h)            If between the Execution Date and the Effective Time the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the payment under Sections 1.5 and 1.6 shall be equitably adjusted to provide the Participating Securityholders the same economic effect as otherwise contemplated by this Agreement prior to such event, and such items, so adjusted shall, from and after the date of such event, be the payment under Sections 1.5 and 1.6.

(i)              Following the Effective Time no dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof until the holder thereof shall surrender such Company Stock Certificate in accordance with this Section 1.9. Promptly following the surrender of a Company Stock Certificate in accordance with this Section 1.9, there shall be paid to the record holder thereof, without interest, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock.

(j)              No fractional shares of Parent Common Stock shall be issued and no certificates for any such fractional shares shall be issued to any Participating Securityholder in connection with the Merger; provided, that in lieu of such fraction of a share, the holder of such Company Common Stock, Company Preferred Stock or Company Options for which a fraction of a share of Parent Common Stock would otherwise be payable hereunder shall be entitled to an amount in cash (rounded to the nearest whole cent) determined by multiplying such fraction by the Parent Stock Price as of the Closing Date.

(k)             In paying any consideration payable under Sections 1.5, 1.6, 1.9, 1.10 or 1.12, Parent shall be entitled to rely on any Closing Payment Schedule or any applicable Future Payment Schedule. Notwithstanding anything else to the contrary contained in this Agreement, in no event shall the aggregate consideration payable by Parent, Merger Sub or the Surviving Entity to the Participating Securityholders in connection with the transactions contemplated hereby exceed the sum of the Upfront Merger Consideration Amount, any positive Adjustment Amount (if any), the aggregate amount of any Escrow Distribution (if any), the positive Adjustment Amount (if any), distribution of the Shareholders’ Representative Reserve to the Participating Securityholders (if any) and, to the extent earned pursuant to the terms of this Agreement, any applicable Contingent Payments.

(l)           If Parent provides written notice that it disputes in good faith the accuracy of any Future Payment Schedule provided to Parent by the Securityholders’ Representative, which dispute may only be based on an incorrect allocation of amounts described in such schedule among Participating Securityholders, the Securityholders’ Representative and Parent shall engage in good faith discussions for 10 Business Days to resolve such dispute. Whether or not Parent provides such a notice, Parent shall deposit any future payment with the Payment Agent as and to the extent otherwise required and on the same timelines required by the terms of this Agreement and the Payment Agent Agreement shall provide that the Payment Agent shall not release such payment to the Participating Securityholders until the parties deliver a joint written instruction, which shall be delivered on the later of (i) the date that such future payment is otherwise due under this Agreement and (ii) five Business Days following the earlier of the resolution of such dispute and the expiration of such 10 Business Day period.

(m)          Notwithstanding anything to the contrary in this Agreement,

(i)              with respect to Identified Investors: (A) in connection with the Merger, each Identified Investor shall receive cash in lieu of shares of Parent Common Stock in an amount equal to the number of shares of Parent Common Stock otherwise to be received by such Identified Investor multiplied by the Parent Stock Price, as determined on the Closing Date, and (B) to the extent Parent elects to pay the $30,000,000 Milestone Payment corresponding to the Completion of Enrollment for Phase 3 Clinical Trial for the Product for PKU (the “PKU Enrollment Milestone Payment”) in shares of Parent Common Stock, then each Identified Investor shall receive cash in lieu of shares of Parent Common Stock in connection with the payment of such PKU Enrollment Milestone Payment in an amount equal to the number of shares of Parent Common Stock otherwise to be received by such Identified Investor multiplied by the Parent Stock Price, as determined on the date the applicable Milestone Event was achieved;

(ii)             with respect to Participating Securityholders that are not Identified Investors, in connection with the Merger, each such Participating Securityholder shall receive, on a pro rata basis, additional shares of Parent Common Stock equal to a pro rata amount of the aggregate amount of cash to be paid to the Identified Investors pursuant to the preceding clause (i)(A) divided by the Parent Stock Price, as determined on the Closing Date; and

(iii)            with respect to Participating Securityholders who are holders of Employee Options: (A) in respect of the amount of the Upfront Merger Consideration attributable to Employee Options (but not shares of Company Capital Stock owned by such holders), each such holder shall receive 50% of such amount in cash and 50% of such amount in a number of shares of Parent Common Stock valued at the Parent Stock Price, as determined on the Closing Date, and (B) in respect the amount of the PKU Enrollment Milestone Payment payable to such Participating Securityholder that is attributable to Employee Options (but not shares of Company Capital Stock owned by such holders), to the extent Parent elects to pay the PKU Enrollment Milestone Payment in shares of Parent Common Stock, each such holder shall receive 50% of such amount in cash and 50% of such amount in a number of shares of Parent Common Stock valued at the Parent Stock Price, as determined on the date the applicable Milestone Event was achieved.

The Closing Payment Schedule and any Contingent Payment Schedule prepared and delivered in connection with payment of the PKU Enrollment Milestone Payment shall reflect this Section 1.9(m).

(n)         All shares of Parent Common Stock issued pursuant to this Section 1 shall bear a legend (and Parent will make a notation on its transfer books to such effect) prominently stamped or printed thereon or the substance of which will otherwise be reflected on the books and records of the transfer agent for Parent Common Stock with respect to book-entry shares, in each case reading substantially as follows:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO RESALE IN CONNECTION WITH A DISTRIBUTION AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS, OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT.”

1.10        Post-Closing Adjustment to Upfront Merger Consideration Amount.

(a)

(i)                 Not less than ten (10) Business Days prior to the Closing Date, the Company shall deliver to Parent a written schedule (the “Estimated Net Assets Statement”) setting forth in reasonable detail the Company’s good faith estimate of the Closing Net Assets (the “Estimated Closing Net Assets”). The Estimated Net Assets Statement and all components thereof shall be calculated in accordance with GAAP applied on a basis consistent with the preparation of the Company’s audited Financial Statements for the most recently completed fiscal year and such Estimated Net Assets Statement shall include such schedules and data with respect to the determinations set forth therein as may be appropriate to support the calculations set forth therein. Without limiting the generality of the foregoing, the Closing Net Assets shall: (A) not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated hereby, (B) be based on facts and circumstances as they exist prior to Closing and shall exclude the effect of any act, decision or event occurring on or after the Closing and (C) calculate any reserves, accruals or other non-cash expense items on a pro rata (as opposed to monthly accrual) basis to account for a Closing that occurs on any date other than the last day of a calendar month. During the period beginning on the date of delivery of the Estimated Net Assets Statement by the Company until one Business Day prior to the Closing Date, the Company shall give Parent an opportunity to provide comments on the Estimated Net Assets Statement, shall work in good faith to resolve any differences the Company and Parent may have with respect to any of the amounts or calculations set forth in the Estimated Net Assets Statement, and, to the extent reasonably requested by Parent, the Company will make available to Parent and its representatives the work papers and other books and records used in preparing the Estimated Closing Statement and afford Parent and its representatives reasonable access to the relevant personnel and external representatives of the Company to verify the accuracy of such amounts to the extent deemed reasonably necessary by Parent.

(ii)              If, subject to the satisfaction of the last sentence of Section 1.10(a)(i), the amount of the Estimated Closing Net Assets is positive, one Business Day prior to the Closing Date, the Company shall be permitted to make a cash distribution to its shareholders that shall not, in aggregate, exceed the Estimated Closing Net Assets Surplus (after giving effect to any Cash and Cash Equivalents to be used to pay Closing Date Indebtedness or Closing Date Transaction Expenses).

(b)           Not less than two (2) Business Days prior to the Closing Date, the Company shall deliver to Parent a written schedule (the “Estimated Closing Statement”) setting forth in reasonable detail the Company’s good faith estimates of (i)  the Closing Date Indebtedness (the “Estimated Closing Date Indebtedness”) and (ii) the Closing Date Transaction Expenses (the “Estimated Closing Date Transaction Expenses”). The Estimated Closing Statement and all components thereof shall be calculated in accordance with GAAP applied on a basis consistent with the preparation of the Company’s audited Financial Statements for the most recently completed fiscal year and such Estimated Closing Statement shall include, to the extent reasonably requested by Parent, such schedules and data with respect to the determinations set forth therein as may be appropriate to support the calculations set forth therein. During the period beginning on the date of delivery of the Estimated Closing Statement by the Company until the Closing Date, the Company shall give Parent an opportunity to provide comments on the Estimated Closing Statement, shall work in good faith to resolve any differences the Company and Parent may have with respect to any of the amounts or calculations set forth in the Estimated Closing Statement, and, to the extent reasonably requested by Parent, the Company will make available to Parent and its representatives the work papers and other books and records used in preparing the Estimated Closing Statement and afford Parent and its representatives reasonable access to the relevant personnel and external representatives of the Company to verify the accuracy of such amounts to the extent deemed reasonably necessary by Parent.

(c)            Within 120 calendar days following the Closing, Parent shall prepare and deliver to the Securityholders’ Representative a written schedule (the “Closing Statement”) setting forth in reasonable detail its calculation of (i) the Closing Date Indebtedness, (ii) the Closing Date Transaction Expenses and (iii) the Closing Net Assets. The Closing Statement and all components thereof shall be calculated in accordance with GAAP applied on a basis consistent with the preparation of the Company’s audited Financial Statements for the most recently-completed fiscal year and such Closing Statement shall include such schedules and data with respect to the determinations set forth therein as may be appropriate to support the calculations set forth therein. Following the Closing, Parent shall provide the Securityholders’ Representative and its representatives reasonable access, during regular business hours, in such a manner as to not interfere with the normal operation of Parent or the Surviving Entity (subject to the execution of customary work paper access letters, if requested), to work papers and books and records and personnel relating to the preparation of the Closing Statement solely for the purpose of assisting the Securityholders’ Representative in its review of the Closing Statement and the calculations contained therein. If the Securityholders’ Representative disagrees with the calculations in the Closing Statement, the Securityholders’ Representative shall notify Parent of such disagreement in writing (the “Dispute Notice”) within 45 days after delivery of the Closing Statement. The Dispute Notice must set forth in reasonable detail (A) any item on the Closing Statement which the Securityholders’ Representative reasonably believes has not been prepared in accordance with this Agreement and the Securityholders’ Representative’s determination of the amount of such item and (B) the Securityholders’ Representative’s alternative calculation of the Closing Date Indebtedness, the Closing Date Transaction Expenses and/or the Closing Net Liabilities, as the case may be, together with all relevant supporting documentation. Any item or amount that the Securityholders’ Representative does not dispute in the Dispute Notice within such 45-day period shall be final, binding and conclusive for all purposes hereunder. In the event any such Dispute Notice is timely provided, Parent and the Securityholders’ Representative shall use commercially reasonable efforts for a period of 30 days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculations included in the Closing Statement that were disputed in the Dispute Notice. If, at the end of such period, the Securityholders’ Representative and Parent remain unable to resolve the dispute in its entirety, then the unresolved items and amounts thereof in dispute shall be submitted to a nationally recognized independent accounting firm, reasonably acceptable to Parent and the Securityholders’ Representative, which shall not be the independent accountants of, or provide services to, Parent or the Company (the “Dispute Auditor”). The Dispute Auditor shall determine, based solely on the written presentations by the Securityholders’ Representative and Parent, and not by independent review, only those items and amounts that remain then in dispute as set forth in the Dispute Notice. In rendering its decision, the Dispute Auditor shall act as an expert and not an arbiter and adhere to and be bound by the provisions of this Section 1.10(c) and the applicable definitions set forth in this Agreement. The Dispute Auditor’s determination of the Closing Date Indebtedness, the Closing Date Transaction Expenses and/or the Closing Net Liabilities, as applicable, shall be made within 45 days after the dispute is submitted for its determination and shall be set forth in a written statement delivered to the Securityholders’ Representative and Parent. A judgment of a court of competent jurisdiction selected pursuant to Section 10.5 hereof may be entered upon the Dispute Auditor’s determination. The Dispute Auditor shall have exclusive jurisdiction over, and resorting to the Dispute Auditor as provided in this Section 1.10(c) shall be the only recourse and remedy of the parties against one another with respect to, those items and amounts that remain in dispute under this Section 1.10(c); provided, that this provision shall not prohibit Parent or the Securityholders’ Representative from instituting litigation to enforce the determination of the Dispute Auditor and shall not limit any remedy of any party under Section 8. The Dispute Auditor shall allocate its fees and expenses between Parent and the Securityholders’ Representative (on behalf of the Participating Securityholders) according to the degree to which the positions of the respective parties are not accepted by the Dispute Auditor. The Securityholders’ Representative and Parent shall, and shall cause their respective Affiliates and representatives to, cooperate in good faith with the Dispute Auditor, and shall give the Dispute Auditor access to all data and other information it reasonably requests for purposes of such resolution. In no event shall the decision of the Dispute Auditor assign a value to any item greater than the greatest value for such item claimed by either Parent or the Securityholders’ Representative or lesser than the smallest value for such item claimed by either Parent or the Securityholders’ Representative. Absent fraud or manifest error, any determinations made by the Dispute Auditor pursuant to this Section 1.10(c) shall be final, non-appealable and binding on the parties hereto, absent manifest error or fraud.

(d)           “Adjustment Amount” shall mean the net amount, which may be positive or negative, equal to: (i) (a) the Estimated Closing Date Indebtedness; minus (b) the amount of Closing Date Indebtedness (as finally determined in accordance with Section 1.10(c)); plus (ii) (a) the Estimated Closing Date Transaction Expenses; minus (b) the amount of Closing Date Transaction Expenses (as finally determined in accordance with Section 1.10(c)); plus (iii) (a) the amount of Closing Net Assets (as finally determined in accordance with Section 1.10(c)); minus (b) the Estimated Closing Net Assets. If the Adjustment Amount is a positive number, then the Upfront Merger Consideration Amount shall be increased by the Adjustment Amount. If the Adjustment Amount is a negative number, the Upfront Merger Consideration Amount shall be decreased by the Adjustment Amount. If the Adjustment Amount is a positive number, then (i) subject to Parent’s receipt of the Adjustment Payment Schedule, within five Business Days after the final determination of the amount pursuant to Section 1.10(c), Parent shall deposit the portion of the Adjustment Amount in cash due to the Participating Securityholders (other than holders of Employee Options) with the Payment Agent for further distribution to such Participating Securityholders based on the applicable Per Share Adjustment Consideration and (ii) after the final determination of the amount and subject to Parent’s receipt of the Adjustment Payment Schedule, Parent shall pay the portion of the Adjustment Amount in cash due to the Participating Securityholders who are holders of Employee Options (based on each such holder’s Ownership Percentage in respect of Employee Options) by the second payroll date following such final determination through the standard payroll procedures of the Surviving Entity (or any Affiliate thereof or successor thereto) or, if applicable, any third party payroll services provider engaged by the Surviving Entity (or any Affiliate thereof or successor thereto). In furtherance of the foregoing payments, if the Adjustment Amount is a positive number, the Securityholders’ Representative shall, not later than five Business Days after the final determination of such amount pursuant to Section 1.10(c), deliver to Parent and the Payment Agent a payment schedule (which need not be certified by an officer of the Company) (the “Adjustment Payment Schedule”) setting forth the portion of such Adjustment Amount payable to each Participating Securityholder. If the Adjustment Amount is a negative number, Parent shall be entitled to recover the absolute value of such amount from (I) the Adjustment Escrow Funds and (ii) following exhaustion of the Adjustment Escrow Funds, the Indemnity Escrow Funds, and, within five Business Days after the final determination of such amount pursuant to Section 1.10(c), the Securityholders’ Representative and Parent shall jointly instruct the Escrow Agent to pay to Parent the absolute value of such amount from the Adjustment Escrow Funds and/or the Indemnity Escrow Funds; it being understood that, following the exhaustion of the Indemnity Escrow Funds, Parent shall also be entitled to receive the absolute value of any balance amount as an offset against payment of Contingent Payments to be paid pursuant to Section 1.12 in accordance with Section 8.9. Notwithstanding the foregoing, (A) if (x) the Adjustment Amount is a positive number and is less than $100,000, or (y) the Adjustment Amount is a negative number and the absolute value of such Adjustment Amount is less than $100,000, then no Adjustment Amount payments shall be made pursuant to this Section 1.10(d); and (B) if the Adjustment Amount exceeds such $100,000 threshold in (x) or (y), then only the amount of the Adjustment Amount that exceeds $100,000 shall be payable in accordance with this Section 1.6.

(e)           On the Closing Date, (i) Parent shall cause the payment of the Estimated Closing Date Transaction Expenses, if any, to the Persons identified on the Estimated Closing Statement, (ii) Parent shall cause the payment of the Estimated Closing Date Indebtedness, if any, to the Persons identified on Part 1.10(e) of the Company Disclosure Schedule, and (iii) Parent shall deposit the Adjustment Escrow Amount and the Indemnity Escrow Amount in segregated accounts (together, the “Escrow Accounts”) maintained by the Escrow Agent in accordance with the Escrow Agreement. The Company shall deliver all applicable wire instructions for the payment of any Estimated Closing Date Transaction Expenses or Estimated Closing Date Indebtedness to Parent at least two Business Days prior to the Closing.

(f)            The Estimated Closing Statement shall control solely for the purposes of determining the payments to be made on the Closing Date pursuant to Section 1.9 and shall not limit or otherwise affect Parent’s remedies under this Agreement or otherwise or constitute an acknowledgement by Parent of the accuracy thereof.

1.11        Securityholders’ Representative.

(a)           In order to efficiently administer certain matters contemplated hereby following the Closing, including any actions that the Securityholders’ Representative may, in its sole discretion, determine to be necessary, desirable or appropriate in connection with the matters set forth in Sections 1.1, 1.10, 1.12 and 8, the Participating Securityholders, by the adoption of this Agreement, acceptance of consideration under this Agreement and/or the completion and execution of the Joinder Agreement, Letter of Transmittal and/or Option Termination Agreement shall be deemed to have designated Shareholder Representative Services LLC as the agent, attorney-in-fact and representative of the Participating Securityholders (the “Securityholders’ Representative”) for all purposes in connection with this Agreement and the Ancillary Agreements.

(b)           The Securityholders’ Representative may resign at any time. In the event the Securityholders’ Representative dies, becomes unable to perform his, her or its responsibilities hereunder or resigns from such position, the Participating Securityholders who hold at least a majority in interest of the Ownership Percentages as of the Closing Date shall be authorized to and shall select another representative to fill such vacancy and such substituted representative shall be deemed to be the Securityholders’ Representative for all purposes of this Agreement and the documents delivered pursuant hereto.

(c)            By their adoption of this Agreement, acceptance of consideration under this Agreement and/or the delivery of the Written Consent, Joinder Agreement, Option Termination Agreement and/or Letter of Transmittal, as applicable, the Participating Securityholders shall be deemed to have agreed, in addition to the foregoing, that:

(i)              the Securityholders’ Representative shall be appointed and constituted the true and lawful attorney-in-fact of each Participating Securityholder, with full power in his, her or its name and on his, her or its behalf to act according to the terms of this Agreement and in general to do all things and to perform all acts including executing and delivering any agreements, certificates, receipts, instructions, notices or instruments contemplated by or deemed advisable in connection with this Agreement. The Securityholders’ Representative hereby accepts such appointment;

(ii)             the Securityholders’ Representative shall have full authority to, after the Closing (A) execute, deliver, acknowledge, certify and file on behalf of the Participating Securityholders (in the name of any or all of the Participating Securityholders or otherwise) any and all documents that the Securityholders’ Representative may, in its sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Securityholders’ Representative may, in its sole discretion, determine to be appropriate, including the Escrow Agreement, (B) do all things and to perform all acts, including amending the Ancillary Agreements, waiving rights, discharging liabilities and obligations, making all decisions relating to the determination of the Upfront Merger Consideration Amount pursuant to Section 1.10 and the disbursement (if any) of the Escrow Funds, Contingent Payments or any positive Adjustment Amount (or any portion thereof) in accordance with this Agreement and the Escrow Agreement, as applicable, (C) give and receive notices and other communications relating to this Agreement and the Escrow Agreement and the transactions contemplated hereby and thereby (except to the extent that this Agreement contemplates that such notice or communication shall be given or received by the Participating Securityholder individually), (D) take or refrain from taking any actions (whether by negotiation, settlement, litigation or otherwise) to resolve or settle all matters and disputes arising out of or related to this Agreement and the transactions contemplated hereby and thereby and (E) engage attorneys, accountants, financial and other advisors, paying agents and other persons necessary or appropriate in the judgment of the Securityholders’ Representative for the accomplishment of the foregoing;

(iii)            Parent shall be entitled to rely conclusively on the instructions and decisions given or made by the Securityholders’ Representative as to any of the matters described in this Section 1.11, and no party or any Participating Securityholder shall have any cause of action against Parent or its Affiliates for any action taken by Parent or its Affiliates in reliance upon any such instructions or decisions;

(iv)             all actions, decisions and instructions of the Securityholders’ Representative, including any agreement between the Securityholders’ Representative and Parent relating to the determination of the Upfront Merger Consideration Amount pursuant to Section 1.10 and the disbursement of the Escrow Funds (or any portion thereof) in accordance with this Agreement and the Escrow Agreement, the determination or dispute of the Contingent Payments or the defense or settlement of any claims for which the Participating Securityholders may be required to indemnify the Parent Indemnified Parties pursuant to Section 8 hereof, shall be conclusive and binding upon each of the Participating Securityholders, and no Participating Securityholders shall have any cause of action against the Securityholders’ Representative and the Securityholders’ Representative shall not be liable for any action taken, decision made or instruction given by the Securityholders’ Representative under this Agreement, except for fraud, gross negligence, or willful misconduct on the part of the Securityholders’ Representative;

(v)               the provisions of this Section 1.11 are independent and severable, are irrevocable and coupled with an interest, and shall be enforceable notwithstanding any rights or remedies that any Participating Securityholder may have in connection with the Transactions Contemplated by this Agreement; and

(vi)             the provisions of this Section 1.11 shall be binding upon the executors, heirs, legal representatives successors and assigns of each Participating Securityholder, and any references in this Agreement to a Participating Securityholder or the Participating Securityholders shall mean and include the successors to the Participating Securityholders’ rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

(d)           At the Closing, Parent shall cause to be deposited, in an account designated by the Securityholders’ Representative in writing at least two Business Days prior to the Closing Date, $250,000 (the “Securityholders’ Representative Reserve”). In addition, 10% of each cash Milestone Payment shall be deposited into the Securityholders’ Representative Reserve (an “Additional Reserve Deposit”); provided, that in no event shall an Additional Reserve Deposit increase the Securityholders’ Representative Reserve above $1,000,000 and in the event an Additional Reserve Deposit would otherwise cause the Securityholders’ Representative Reserve to exceed $1,000,000 then the amount of such Additional Reserve Deposit shall be reduced to the extent necessary to cause the Securityholders’ Representative Reserve to be $1,000,000 following such deposit. The Securityholders’ Representative Reserve may be applied as the Securityholders’ Representative, in his, her or its sole discretion, determines to be appropriate to defray, offset, or pay any reasonable fees, costs, liabilities charges, losses, fines, damages, claims, forfeitures, actions or expenses that the Securityholders’ Representative incurred in connection with the Transactions Contemplated by this Agreement and the Ancillary Agreements, including in connection with the matters contemplated by Sections 1.10 and 1.12 and the evaluation or defense of any claim for indemnification under this Agreement. For income U.S. federal and applicable state and local Tax purposes, the Securityholders’ Representative Reserve shall be treated as having been received and voluntarily set aside by the Participating Securityholders on the Closing Date in accordance with their Ownership Percentages. The Participating Securityholders will not receive any interest or earnings on the Securityholders’ Representative Reserve and irrevocably transfer and assign to the Securityholders’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The Securityholders’ Representative will not be liable for any loss of principal of the Securityholders’ Representative Reserve other than as a result of its gross negligence or willful misconduct. The Securityholders’ Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. The balance of the Securityholders’ Representative Reserve held pursuant to this Section 1.11(d), if any, shall, at the sole discretion of the Securityholders’ Representative and at such time to be determined in the sole discretion of the Securityholders’ Representative, be deposited by the Securityholders’ Representative with the Payment Agent and distributed to the Participating Securityholders according to each such Participating Securityholder’s Ownership Percentage. Prior to any such distribution of the Securityholders’ Representative Reserve, the Securityholders’ Representative shall deliver to Parent and the Payment Agent a payment schedule (which need not be certified by an officer of the Company) (the “Representative Distribution Schedule”) setting forth the portion of the Securityholders’ Representative Reserve payable to each Participating Securityholder.

(e)               As between the Participating Securityholders and the Securityholders’ Representative, the Securityholders’ Representative shall not be liable for any act done or omitted hereunder as Securityholders’ Representative while acting in good faith, and any act done or omitted to be done pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Securityholders’ Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Participating Securityholders will indemnify, defend and hold harmless the Securityholders’ Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Securityholders’ Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Securityholders’ Representative, the Securityholders’ Representative will reimburse the Participating Securityholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Securityholders’ Representative by the Participating Securityholders, any such Representative Losses may be recovered by the Securityholders’ Representative from (i) the funds in the Securityholders’ Representative Reserve; (ii) the amounts in the Escrow Funds at such time as remaining amounts would otherwise be distributable to the Participating Securityholders; (iii) the Contingent Payments, to the extent actually paid; and (iv) any other funds that become payable to the Participating Securityholders under this Agreement at such time as such amounts would otherwise be distributable to the Participating Securityholders; provided, that while this section allows the Securityholders’ Representative to be paid from the aforementioned sources of funds, this does not relieve the Participating Securityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Securityholders’ Representative from seeking any remedies available to it at law or otherwise. In no event will the Securityholders’ Representative be required to advance its own funds on behalf of the Participating Securityholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Participating Securityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Securityholders’ Representative under this section. The foregoing indemnities will survive the Closing, the resignation or removal of the Securityholders’ Representative or the termination of this Agreement.

1.12         Contingent Consideration. Subject to Section 8.9, the Participating Securityholders shall be entitled to certain contingent cash payments determined as set forth below:

(a)               Milestone Payments. Within [***] days after the achievement of the milestone event in part A, part B or part C of the table below, and within [***] days after the end of the Calendar Quarter in which each milestone event in part D of the table below is first achieved (each such milestone event, a “Milestone Event”), Parent shall notify the Securityholders’ Representative that such Milestone Event has been achieved (each such notice, a “Milestone Notice”). Parent shall, within ten (10) Business Days following the delivery of a Milestone Notice, pay, or cause to be paid, the payment corresponding to the applicable Milestone Event (each, a “Milestone Payment,” and, collectively, the “Milestone Payments”), subject to Sections 1.10(d) and 8.9, to the Participating Securityholders by depositing, or causing to be deposited, with (x) the Payment Agent, by wire transfer of immediately available funds to such bank account as may be designated by the Payment Agent, the portion of such Milestone Payment payable to the Participating Securityholders (other than the holders of Employee Options) and (y) the payroll account of the Surviving Entity (or any Affiliate thereof or successor thereto) or, if applicable, of any third party payroll services provider engaged by the Surviving Entity (or any Affiliate thereof or successor thereto), by wire transfer of immediately available funds to such bank account as may be designated by the Surviving Entity, the portion of such Milestone Payment payable to the holders of Employee Options, in each case, for further distribution to the applicable Participating Securityholders in accordance with the Contingent Payment Schedule and Sections 1.5, 1.6 and 1.9. All payments to be made by Parent under this Section 1.12 shall be made in U.S. dollars and shall be paid by wire transfer in immediately available funds. Notwithstanding the foregoing, in the event that the PKU Enrollment Milestone Payment is payable, Parent shall have the option, at its sole discretion, to pay such PKU Enrollment Milestone Payment in cash or shares of Parent Common Stock. If Parent elects to pay such PKU Enrollment Milestone Payment in shares of Parent Common Stock, Parent shall deposit with the Payment Agent the number of shares of Parent Common Stock equal to the amount of such PKU Enrollment Milestone Payment divided by the Parent Stock Price, as determined on the date the applicable Milestone Event was achieved, for further distribution to the applicable Participating Securityholders in accordance with the Contingent Payment Schedule and Sections 1.5, 1.6 and 1.9. Each of the Milestone Payments shall be payable one time only, for the first achievement of the corresponding Milestone Event, regardless of how many times such Milestone Event is achieved.

Milestone Event	Milestone Payment (US$)
A. PKU Development and Regulatory Milestone Event:
Completion of Enrollment for Phase 3 Clinical Trial for the Product for PKU		$30,000,000
[***]	$	[***]
[***]	$	[***]
[***]	$	[***]
[***]	$	[***]
[***]	$	[***]

B. [***] Development and Regulatory Milestone Event:
[***]	$	[***]
[***]	$	[***]
[***]	$	[***]
[***]	$	[***]

C. Additional Indications Development and Regulatory Milestone Events:
[***]	$	[***]
[***]	$	[***]
[***]	$	[***]
[***]	$	[***]
[***]	$	[***]
[***]	$	[***]
[***]	$	[***]
[***]	$	[***]

D. Net Sales Milestone Events (US$):
First occurrence of a [***] consecutive Calendar Quarter period in which aggregate Net Sales of Product exceed $[***]	$	[***]
First occurrence of a [***]consecutive Calendar Quarter period in which aggregate Net Sales of Product exceed $[***]	$	[***]
First occurrence of a [***] consecutive Calendar Quarter period in which aggregate Net Sales of Product exceed $[***]	$	[***]

(b)               Net Sales Payments. Within [***] days after the end of each Calendar Quarter in which a Net Sales Payment pursuant to this Section 1.2(b) accrues, Parent shall notify the Securityholders’ Representative (each such notice, a “Net Sales Notice”), which Net Sales Notice shall include the applicable threshold of Annual Net Sales of Product in (A), (B) or (C) of the table below that was achieved in such Calendar Quarter and cumulatively for such Calendar Year through the date of such Net Sales Notice (collectively, the “Net Sales Thresholds”). Parent shall, within ten (10) Business Days following delivery of a Net Sales Notice, pay, or cause to be paid, the payment corresponding to the applicable Net Sales Threshold, calculated using the applicable percentage of Annual Net Sales of Product set forth in the table below (the “Applicable Percentage”) applicable to each Net Sales Threshold (each, a “Net Sales Payment,” and, collectively, the “Net Sales Payments”), subject to Sections 1.10(d) and 8.9, to the Participating Securityholders by depositing, or causing to be deposited, with (x) the Payment Agent, by wire transfer of immediately available funds to such bank account as may be designated by the Payment Agent, the portion of such Net Sales Payment payable to the Participating Securityholders (other than the holders of Employee Options) and (y) the payroll account of the Surviving Entity (or any Affiliate thereof or successor thereto) or, if applicable, of any third party payroll services provider engaged by the Surviving Entity (or any Affiliate thereof or successor thereto), by wire transfer of immediately available funds to such bank account as may be designated by the Surviving Entity, the portion of such Net Sales Payment payable to the holders of Employee Options, in each case, for further distribution to the applicable Participating Securityholders in accordance with the Contingent Payment Schedule and Sections 1.5, 1.6 and 1.9. Net Sales Payments in respect of Annual Net Sales of Product shall exclude Net Sales of each Product in any country for which the Payment Term for such Product in such country has expired and shall be calculated in accordance with the table and clauses (i), (ii), (iii), (iv), (v) and (vi) below. Parent shall have no obligation to pay any Net Sales Payment with respect to Net Sales of any Product in any country after the Payment Term for such Product in such country has expired.

Annual Net Sales of Product Worldwide	Applicable Percentage
(A) For that portion of Annual Net Sales of Product less than or equal to $[***]	[***	]%
(B) For that portion of Annual Net Sales of Product greater than $[***]but less than $[***]	[***	]%
(C) For that portion of Annual Net Sales of Product greater than or equal to $[***]	[***	]%

(i)               In the event that in any country or other jurisdiction during the Payment Term for a Product there is Loss of Market Exclusivity for such Product in such country or other jurisdiction, then the Applicable Percentage set forth above with respect to such Product shall be reduced to [***] of the Applicable Percentages set forth above for so long as the Loss of Market Exclusivity continues for the applicable Product in such country.

(ii)              In the event that (A) Parent or any other Contingent Payment Obligor (1) in its good faith judgment reasonably believes that it is necessary to obtain a license from any Third Party under any Patent or other intellectual property right owned or controlled by such Third Party in connection with the development, manufacture, use, sale or exploitation of the Company Compound or the Product in a country or other jurisdiction in the Territory and (2) enters into an agreement with such Third Party in order to obtain a license or right under such Patent or other intellectual property right to develop, manufacture, use, sell or otherwise exploit the Company Compound or the Product in such country or other jurisdiction, or (B) any Governmental Body mandates Parent or any other Contingent Payment Obligor to make any payment to such Third Party in connection with the development, manufacture, use, sale or exploitation of the Company Compound or the Product in a country or other jurisdiction in the Territory (a “Government-Mandated Payment”), Parent shall be entitled to deduct from any Net Sales Payments payable hereunder with respect to that country or other jurisdiction [***] of (y) the amount of all upfront payments, milestone payments, royalties, and other amounts paid by Parent or such Contingent Payment Obligor to such Third Party for such license or (z) the amount of any Government-Mandated Payment, as the case may be.

(iii)             In the event that a court or a Governmental Body of competent jurisdiction requires Parent, or any other Contingent Payment Obligor to grant a compulsory license to a Third Party permitting such Third Party to make and sell a Product in a country or other jurisdiction, then, (A) Parent or such other Contingent Payment Obligor shall provide prompt written notice to the Securityholders’ Representative and (B) for the purposes of calculating the Net Sales Payments payable with respect to such Product, the Applicable Percentage shall be the lesser of the Applicable Percentage set forth above and the rate at which such Third Party is obligated to pay royalties pursuant to such compulsory license.

(iv)             In the event that, and in such case from and after the date on which and for so long as, a Product is commercialized in a country or other jurisdiction and is not Covered by a Valid Claim in such country or other jurisdiction and does not have Regulatory Exclusivity in such country or jurisdiction, the Applicable Percentage set forth in the table above with respect to such country or other jurisdiction shall be reduced by [***].

(v)               In no event shall the reductions or offsets described in Sections 1.12(b)(i), 1.12(b)(ii), 1.12(b)(iii) and 1.12 (b)(iv), alone or together, reduce the Net Sales Payments payable by Parent or any other Contingent Payment Obligor for a given Calendar Quarter pursuant to Section 1.12(b) to less than [***] of the amounts otherwise payable by Parent or any other Contingent Payment Obligor for a given Calendar Quarter pursuant to Section 1.12(b). If Parent or any other Contingent Payment Obligor is not able to take the full royalty reductions or offsets under 1.12(b)(i), 1.12(b)(ii), 1.12(b)(iii) or 1.12(b)(iv), as applicable, as a result of the foregoing restriction in this Section 1.12(b)(v), then Parent or any other Contingent Payment Obligor may carry over and apply any such reductions or offsets which accrue in a given Calendar Quarter but are not deducted in such Calendar Quarter to any subsequent Calendar Quarter(s), and shall begin applying such reduction or offset to the Net Sales Payments payable by Parent or any other Contingent Payment Obligor hereunder as soon as practicable and continue applying such reduction or offset on a Calendar Quarter basis thereafter until fully utilized.

(vi)             For the avoidance of doubt, sales of Product by a Sublicensee shall not be included for purposes of determining Net Sales Payments, and amounts received by Parent or any other Contingent Payment Obligor as a result of such sales of Product by such Sublicensee shall be considered Sublicense Fees.

(vii)           All Net Sales Payments shall be accompanied by a written report with respect to the immediately preceding Calendar Quarter (each, a “Net Sales Payment Report”) stating: (A) the total gross sales of Product sold by Parent or any other Contingent Payment Obligor during such Calendar Quarter and the portion of the Calendar Year through the date of payment; (B) the Net Sales of Product sold by Parent or any other Contingent Payment Obligor during such Calendar Quarter and Calendar Year, including a breakdown of the sum of each of the deductions made, if any, from gross sales to arrive at the calculation of Net Sales; (c) the Applicable Payment Percentage under this Agreement; (d) the royalty calculation and royalty payment payable in dollars; (e) the amount of withholding taxes, if any, required by applicable Law to be deducted with respect to such Net Sales Payments and (f) any reduction(s) to the royalty applied by Parent pursuant to any one or more of Sections 1.12(b)(i), 1.12(b)(ii), 1.12(b)(iii), and 1.12 (b)(iv).

(c)               Voucher Payment. If Parent or other Contingent Payment Obligor obtains a Priority Review Voucher for Product from the FDA, then on the date that is the earlier to occur of: (i) [***] after the date of receipt by Parent or other Contingent Payment Obligor of such Priority Review Voucher; or (ii) [***] after the date that Parent or other Contingent Payment Obligor receives proceeds of the sale of such Priority Review Voucher by Parent or any other Contingent Payment Obligor to a Third Party, Parent or such other Contingent Payment Obligor, as applicable, shall pay to the Payment Agent or the Surviving Entity, as applicable, for the benefit of the Participating Securityholders, either (A) an amount equal to $[***], in the event that Parent or other Contingent Payment Obligor has not entered into an agreement to sell such Priority Review Voucher on or before the date that is [***] after receipt of such Priority Review Voucher, or (B) if Parent or other Contingent Payment Obligor has entered into an agreement to sell such Priority Review Voucher on or before the date that is [***] after receipt of such Priority Review Voucher, an amount equal to [***]of the amount that Parent or other Contingent Payment Obligor actually receives for the sale of such Priority Review Voucher. The payment under this subsection (c) shall be made for each Priority Review Voucher for Product that is obtained by Parent or other Contingent Payment Obligor (each such payment a “Voucher Payment”) by depositing, or causing to be deposited, with (i) the Payment Agent, by wire transfer of immediately available funds to such bank account as may be designated by the Payment Agent, the portion of such Voucher Payment payable to the Participating Securityholders (other than with respect to Employee Options) and (ii) the payroll account of the Surviving Entity (or any Affiliate thereof or successor thereto) or, if applicable, of any third party payroll services provider engaged by the Surviving Entity (or any Affiliate thereof or successor thereto), by wire transfer of immediately available funds to such bank account as may be designated by the Surviving Entity, the portion of such Voucher Payment payable to the holders of Employee Options, in each case, for further distribution to the applicable Participating Securityholders in accordance with the Contingent Payment Schedule and Sections 1.5, 1.6 and 1.9.

(d)               Sublicense Fees. With respect to any Sublicense Fees paid to Parent or other Contingent Payment Obligor by a Sublicensee in consideration of a sublicense of the Company Intellectual Property to commercialize the Product, on a country-by-country basis, Parent shall pay [***] of such Sublicense Fees (each such payment a “Sublicense Fee Payment” and together with the Milestone Payments, Net Sales Payments and Voucher Payments, the “Contingent Payments”) by depositing, or causing to be deposited, with (i) the Payment Agent, by wire transfer of immediately available funds to such bank account as may be designated by the Payment Agent, the portion of such Sublicense Fee Payment payable to the Participating Securityholders (other than with respect to Employee Options) and (ii) the payroll account of the Surviving Entity (or any Affiliate thereof or successor thereto) or, if applicable, of any third party payroll services provider engaged by the Surviving Entity (or any Affiliate thereof or successor thereto), by wire transfer of immediately available funds to such bank account as may be designated by the Surviving Entity, the portion of such Sublicense Fee Payment payable to the holders of Employee Options (based on each such holder’s Ownership Percentage in respect of Employee Options), in each case, for further distribution to the applicable Participating Securityholders in accordance with the Contingent Payment Schedule and Sections 1.5, 1.6 and 1.9.

(e)               Records; Update Report; Audit Rights. Parent and each Contingent Payment Obligor shall keep complete, true and accurate books of account and records for the purpose of determining the amounts payable under this Section 1.12. Such books and records shall be kept at the principal place of business of Parent pursuant to Parent’s accounting practices. Commencing on the end of the first Calendar Year following the Closing Date and continuing for so long as any Contingent Payments may become payable, Parent shall, and shall cause each applicable Affiliate and each Contingent Payment Obligor to, provide, on a semi-annual basis (within 30 days following the expiration of each 6-month period), a written report to the Securityholders’ Representative which shall (i) describe in reasonable detail the status of activities relating to the Milestone Events (each such report, an “Update Report”); and (ii) within 20 days after delivery of an Update Report, if the Securityholders’ Representative requests a meeting with representatives of Parent (or other Contingent Payment Obligor, as applicable) or any of Parent’s (or other Contingent Payment Obligor’s, as applicable) applicable Affiliates to discuss such report, Parent or other Contingent Payment Obligor, as applicable, shall make available for such meeting at least one employee with operating management responsibility for the activities of Parent or other Contingent Payment Obligor, as applicable, or any such Affiliate related to the achievement of the applicable Milestone Event. The Securityholders’ Representative may not request more than one such meeting for any Update Report. Once in each 12-month period, the Securityholders’ Representative shall have the right, using a nationally recognized independent accounting firm, to review such records of Parent or Parent’s applicable Affiliates as are reasonably necessary to validate the accuracy of an Update Report and/or to verify the accuracy of the payments due or paid hereunder for any Calendar Year. All information contained in any Update Report, or conveyed to the Securityholders’ Representative or its independent accounting firm in any meeting or other communication regarding an Update Report, shall be subject to a confidentiality agreement between the applicable Contingent Payment Obligors and the Securityholders’ Representative. The results of each review, if any, shall be binding on the Securityholders’ Representative and Parent or other Contingent Payment Obligor, as applicable, absent manifest error. If such results show any underpayment, Parent or other Contingent Payment Obligor, as applicable, will remit to the Payment Agent for further distribution to the Participating Securityholders, within forty-five (45) days after receipt of such report, (i) the amount of such underpayment and (ii) if such underpayment exceeds seven percent (7%) of the total amount owed for the period then being reviewed, the reasonable out-of-pocket costs incurred in conducting such review. If such report shows any overpayment, such overpayment will be deducted from future payments owed by Parent or other Contingent Payment Obligor, as applicable, to the Participating Securityholders under this Agreement.

(f)                [***]

(i)                 [***]

(ii)                [***]

(iii)               [***]

(iv)              [***]

(g)              Unpaid Payments. All payments not made by Parent to the Payment Agent for further distribution to the Participating Securityholders when due under this Agreement shall bear interest at an annual rate equal to a per annum rate of two percent (2%) over the then-current prime rate quoted by Citibank in New York City or the maximum rate allowable by applicable Law, whichever is lower, such interest to run from the date upon which payment of such sum became due until payment thereof in full together with such interest. Any such overdue payment shall, when made, be accompanied by, and credited first to, all interest so accrued.

(h)               Parent Obligation. For the avoidance of doubt, upon the Closing and thereafter, (1) Parent and the Surviving Entity and any other Affiliates of Parent (and any other Contingent Payment Obligors) shall have (i) the right to own, operate, use, license, develop and otherwise commercialize the Product, in any way that Parent, the Surviving Entity and their respective Affiliates (and any other Contingent Payment Obligors) deem appropriate, in their sole discretion, and (ii) the right to determine the terms and conditions of the development and commercialization of the Product, and any and all sales of the Product, including the determination of whether or not to develop or commercialize the Product, or the Indication or Indications for which the Product may be developed or commercialized, provided that Parent and the Surviving Entity shall not take any action or fail to take any action the sole purpose of which is to avoid or reduce the payment of any Contingent Payment; and (2) neither Parent nor the Surviving Entity nor any other Affiliates of Parent (nor any other Contingent Payment Obligors) shall have any obligation to own, operate, use, license, develop or otherwise commercialize the Product in order to maximize or expedite the achievement of any Milestone Event or the payment of any Contingent Payment. The Securityholders’ Representative (on behalf of the Participating Securityholders) hereby acknowledges and agrees that (A) there is no assurance that the Participating Securityholders will receive any Contingent Payment, (B) neither Parent nor the Surviving Entity nor any other Affiliates of Parent (nor any other Contingent Payment Obligors) promised or projected any amounts to be received by the Participating Securityholders in respect of any Contingent Payment, and the Securityholders’ Representative (on behalf of the Participating Securityholders) has not relied on any statements or information provided by or on behalf of Parent or its Affiliates with respect to the likelihood of development or potential sales of the Product, (C) neither Parent nor the Surviving Entity nor any other Affiliates of Parent (nor any other Contingent Payment Obligors) owe any fiduciary duty to the Securityholders’ Representative or the Participating Securityholders, and (D) the parties intend the express provisions of this Agreement to govern their contractual relationship and to supersede any standard of efforts or implied covenant of good faith and fair dealing that might otherwise be imposed by any court or other Governmental Body.

(i)                Non-Transferable Right. The right of any Participating Securityholder to receive any amounts with respect to Contingent Payments (i) shall not be evidenced by a certificate or other instrument, (ii) shall not be assignable or otherwise transferable by such Participating Securityholder other than (A) on death by will or intestacy, (B) pursuant to a court order, (C) by operation of Law (including a consolidation or merger), (D) to or for the benefit of any spouse, children, parents, uncles, aunts, siblings, grandchildren (collectively, “Approved Relatives”) or to a trust established solely for the benefit of such Participating Securityholder and/or his or her Approved Relatives; provided that such transferee shall, as a condition to such transfer, deliver to Parent and the Surviving Entity a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement or (E) without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity and (iii) does not represent any right other than the right to receive the Contingent Payments pursuant to this Agreement. Any attempted transfer of the right to any amounts with respect to any such payment by any holder thereof (other than as specifically permitted by the immediately preceding sentence) shall be null and void.

(j)                 Imputed Interest. The Participating Securityholders shall treat a portion of any Contingent Payments with respect to Company Securities (other than Company Options) as interest to the extent required by Section 483 or Section 1274 of the Code.

1.13          Dissenting Shares.

(a)               Notwithstanding any other provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and that are held by Company Stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have properly demanded appraisal for such shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive a portion of the Aggregate Merger Consideration and holders of Dissenting Shares shall instead be entitled only to such rights as are granted by DGCL to a holder of Dissenting Shares.

(b)               Notwithstanding the provisions of Section 1.13(a), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) his, her or its appraisal rights, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares of Company Capital Stock shall automatically be converted into and represent only the right to receive the consideration for Company Capital Stock to which such holder of Company Capital Stock would otherwise be entitled under Section 1.5, without interest thereon, upon surrender of the Company Stock Certificate representing such shares.

(c)               The Company shall give Parent: (i) prompt notice of: (A) any written demand received by the Company prior to the Effective Time for appraisal rights pursuant to Section 262 of the DGCL; (B) any withdrawal of any such demand; and (C) any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL; and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not, except with the prior written consent of Parent (to be given in Parent’s sole discretion) make any payment with respect to any such demands or offer to settle or settle any such demands.

(d)               Notwithstanding the foregoing, to the extent that Parent, the Surviving Entity or the Company is (i) required by applicable Law to make any per share payment or payments in respect of Dissenting Shares in excess of the applicable Per Share Closing Consideration that otherwise would have been payable in respect of such share under this Agreement, plus the applicable portion of any Contingent Payment, Adjustment Amount or amount released from the Adjustment Escrow Funds or the Securityholders’ Representative Reserve, in each case if and to the extent paid or released and only when paid or released pursuant to the terms of this Agreement and the Escrow Agreement, as applicable, and/or (ii) pays reasonable out-of-pocket costs or expenses (including reasonable out-of-pocket attorneys’ fees, costs and expenses in connection with any Legal Proceeding commenced by a holder of Dissenting Shares or a person claiming to be a holder of Dissenting Shares) incurred in respect of any Dissenting Shares (such excess, together with such costs and expenses, the “Dissenting Share Payments”), Parent shall be entitled to recover the amount of such Dissenting Share Payments in accordance with, and subject to the limitations set forth in, Section 8.

SECTION 2.    Representations and Warranties of the Company and the Acquired Companies.

As an inducement to Parent to enter into this Agreement consummate the transactions contemplated hereby, except as set forth in the Company Disclosure Schedule delivered by the Company to Parent pursuant to this Agreement, the Company hereby represents and warrants to Parent on the Execution Date (unless the representation or warranty speaks expressly as of a particular date, in which case it is true and correct only as of such date), as follows:

2.1            Due Incorporation; Subsidiaries Etc.

(a)               The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to conduct its business in the manner in which its business is currently being conducted. The Company is qualified to do business as a foreign corporation, and is in good standing, under the laws of all states where the nature of its business requires such qualification, except where the failure to be so qualified or in such good standing has not had a Company Material Adverse Effect.

(b)              Part 2.1(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of the Company’s Subsidiaries, identifying for each Subsidiary (i) the name of such Subsidiary, (ii) the number and type of outstanding equity securities of such Subsidiary and a list of the holders thereof, (iii) the jurisdiction of formation or organization of such Subsidiary, (iv) the names of the officers and directors of such Subsidiary and (v) the jurisdictions in which such Subsidiary is qualified or holds licenses to do business as a foreign corporation or other entity. All of the issued and outstanding shares of capital stock or other equity securities of the Company’s Subsidiaries are directly owned by the Company, free and clear of all Liens. Each of the Subsidiaries of the Company is validly existing and in good standing under the Laws of its jurisdiction of formation or organization (where the concept of good standing exists or is applicable under the Laws of such jurisdiction) and is qualified to do business as a foreign entity in each jurisdiction in which the failure to be so qualified would have a Company Material Adverse Effect. Each of the Subsidiaries of the Company has all necessary power and authority to conduct its business in the manner in which its business is currently being conducted. No Subsidiary of the Company owns any shares of Company Capital Stock. All shares of capital stock or other equity interests of each of the Company’s Subsidiaries are and have been duly authorized and validly issued, and are fully paid and nonassessable, are not subject to any preemptive rights, purchase options, call options, rights of first refusal or similar rights or any other Liens and have been issued and granted in all material respects in compliance with all applicable securities Laws. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company or any of its Subsidiaries is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any shares of capital stock or other equity interests of any of the Company’s Subsidiaries. There are no forms of equity or equity-based compensation or similar rights with respect to any of the Company’s Subsidiaries. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary.

2.2           Organizational Documents. The Company has delivered or otherwise made available to Parent or its counsel true, correct and complete copies of each of the Organizational Documents of the Company and each of the Company’s Subsidiaries as in effect as of the Execution Date, and neither the Company nor any of the Company’s Subsidiaries, as applicable, is in violation of, in conflict with or in default under any of the respective terms thereof, and there exists no condition or event which, after notice, lapse of time or both, would result in any such violation, conflict or default. The Acquired Companies have provided to Parent or its counsel all actions by written consent without a meeting by the directors and stockholders since the date of incorporation through the Execution Date which accurately reflect in all material respects all actions by the directors (and any committee of directors) and stockholders with respect to all transactions referred to in such written consents. Prior to the Closing Date, the Company shall provide to Parent the minutes of the Acquired Companies containing minutes of all meetings of directors and stockholders and all actions by written consent without a meeting by the directors and stockholders following the Execution Date, which minutes shall accurately reflect in all material respects all actions by the directors (and any committee of directors) and stockholders with respect to all transactions referred to in such minutes.

2.3            Capitalization, Etc.

(a)               Part 2.3(a) of the Company Disclosure Schedule sets forth the authorized capital stock of the Company.

(b)               Part 2.3(b) of the Company Disclosure Schedule sets forth, as of the close of business on the Execution Date: (i) the shares of Company Common Stock issued and outstanding, all of which were validly issued, fully paid and nonassessable, together with a true, correct and complete list of the holders thereof identifying the number of shares of Company Common Stock held by each stockholder; (ii) the shares of Company Preferred Stock issued and outstanding, all of which were validly issued, fully paid and nonassessable, together with a true, correct and complete list of the holders thereof identifying the number of shares of Company Preferred Stock held by each stockholder; (iii) the shares of Company Common Stock reserved for issuance pursuant to outstanding Company Options granted under the Option Plan, together with a true, correct and complete list of the holders thereof identifying the total number of shares of Company Common Stock that are subject to each Company Option held thereby and, with respect to each such Company Option, the exercise price, date of grant and vesting schedule (including any acceleration provisions with respect thereto); (iv) the shares of Company Common Stock or Company Preferred Stock held in the treasury of the Company; and (v) any other outstanding equity interests in the Company. The Company has made available to Parent or its counsel a true, correct and complete copy of the Option Plan and forms of all grant of Company Options.

(c)               Except as set forth in Part 2.3(b) or Part 2.3(c) of the Company Disclosure Schedule, there are no: (i) shares of capital stock or any other equity interest of any class of the Company, or any security exchangeable into or exercisable for any shares of capital stock or any other equity interest, whether issued, reserved for issuance or outstanding; (ii) existing options, warrants, calls, rights (including conversion rights, preemptive rights, co-sale rights, rights of first refusal or other similar rights) issued or granted by the Company or Contracts to which the Company or any holder of Company Securities is a party requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other equity securities of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of Company Capital Stock or other equity securities of the Company; (iii) obligations, contingent or otherwise, of the Company to (A) repurchase, redeem or otherwise acquire any shares of Company Capital Stock or (B) to make any material investment in (in the form of a loan, capital contribution or otherwise), or to provide any guarantee (excluding indemnification obligations) with respect to the obligations of, any Person; and (iv) outstanding stock appreciation, phantom stock, profit participation or similar rights with respect to the Company.

(d)               With respect to each Company Option (whether outstanding or previously exercised), (i) each such Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Board of Directors of the Company (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required stockholder approval by the necessary number of votes or written consents, and the grant or award agreement governing such grant (if any) was duly executed and delivered by each party thereto, and (iii) each such grant was made in accordance with the terms of the Option Plan and all applicable Laws in all material respects .

(e)               There are no bonds, debentures, notes or other Debt of the Company having the right to vote or consent (or, convertible into, or exchangeable for, securities having the right to vote or consent) on any matters on which the Company Stockholders may vote. Except as set forth in Part 2.3(e) of the Company Disclosure Schedule, there are no voting trusts, irrevocable proxies or other Contracts or understandings to which the Company or any holder of Company Securities is a party or is bound with respect to the voting or consent of any shares of Company Capital Stock.

(f)                All of the outstanding shares of Company Capital Stock are and have been duly authorized and validly issued, and are fully paid and nonassessable, are not subject to any preemptive rights, purchase options, call options, rights of first refusal or similar rights or any other Liens and have been issued and granted in all material respects in compliance with all applicable securities Laws. All of the shares of Company Capital Stock subject to Company Options will be, upon issuance pursuant to the conversion, exercise and/or vesting of such instruments, as applicable, duly authorized and validly issued, fully paid and nonassessable, and not subject to any preemptive rights, purchase options, call options, rights of first refusal or similar rights or any other Liens. Each share of Company Preferred Stock is convertible into one share of Company Common Stock.

2.4          Financial Statements.

(a)               Part 2.4 of the Company Disclosure Schedule sets forth: (i) the audited consolidated balance sheets and the related audited statements of operations, changes in stockholders’ equity and cash flows of the Acquired Companies for the fiscal years ended December 31, 2019 (the “Year-End Balance Sheet Date”), and December 31, 2018, (ii)  the unaudited consolidated balance sheets and the related audited statements of operations, changes in stockholders’ equity and cash flows of the Acquired Companies for the fiscal year ended December 31, 2017, and (iii) the unaudited consolidated balance sheet (the “Latest Balance Sheet”) of the Company for the three (3)-month period ended March 31, 2020 (the “Latest Balance Sheet Date”) and the related unaudited statements of operations, changes in stockholders’ equity and cash flows of the Company for the three (3)-month period ended March 31, 2020 (all of the foregoing financial statements of the Acquired Companies and any notes thereto are hereinafter collectively referred to as the “Company Financial Statements”). The Company Financial Statements (x) were prepared in accordance with GAAP and fairly present in all material respects the financial condition of the Acquired Companies at the dates therein indicated and the results of operations of the Acquired Companies for the periods therein specified in accordance with GAAP, except (1) as may be indicated in the footnotes to such financial statements (which footnotes are not, individually or in the aggregate, material to the Acquired Companies’ business) and (2) that the unaudited Company Financial Statements do not contain footnotes and are subject to normal year-end audit adjustments, which will not be material in amount or significance and (y) are consistent with, and were prepared from, the books and records of the Acquired Companies, which books and records are complete in all material respects.

(b)               The Acquired Companies have in place systems, controls and processes that are customary and adequate for a business at the same stage of development as the Acquired Companies and that are designed to: (i) provide reasonable assurances that (A) transactions are executed with management’s authorization, (B) transactions are recorded as necessary to permit preparation of the financial statements of the Acquired Companies and to maintain accountability for the Acquired Companies’ assets, (C) access to assets of the Acquired Companies is permitted only in accordance with management’s authorization, (D) the reporting of assets of the Acquired Companies is compared with existing assets at regular intervals and (E) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis; and (ii) in a timely manner, accumulate and communicate to the Company’s principal executive officer and principal financial officer the type of information that is required to be disclosed in the Company Financial Statements. The Company has made available to Parent true, correct and complete copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such systems, controls and processes. Neither any Acquired Company nor, to the Knowledge of the Company, any Company Service Provider has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the inadequacy of such systems, controls and processes or the accuracy or integrity of the Company Financial Statements. To the Knowledge of the Company, there have been no instances of fraud by any Acquired Company, whether or not material, that occurred during any period covered by the Company Financial Statements.

(c)                The books and records of the Acquired Companies accurately reflect the assets, liabilities and business of the Acquired Companies and have been maintained in accordance with good business and bookkeeping practices. Part 2.4(c) of the Company Disclosure Schedule contains a list of all bank accounts and safe deposit boxes of the Acquired Companies and the names of the individuals having signature authority with respect thereto or access thereto

2.5          Absence of Certain Changes. As of the date of this Agreement, except as expressly contemplated by this Agreement, since the Year-End Balance Sheet Date: (a) no event or action has occurred that would require the consent of Parent pursuant to Section 4.2 if such event or action occurred during the Pre-Closing Period; and (b) the Acquired Companies have used or held their assets and properties for use, and have operated and conducted their business in all material respects, in the ordinary course of business. Since the Year-End Balance Sheet Date, there has not been a Company Material Adverse Effect.

2.6          Title to Assets. Each of the Acquired Companies has good and valid title to all assets owned thereby, other than Intellectual Property assets which are covered by Section 2.9. All material tangible assets are owned by the Acquired Companies free and clear of any Liens (other than Permitted Encumbrances) and such tangible assets (excluding working capital and assets in the ordinary course of business) constitute all of the tangible assets necessary, and are sufficient, for the conduct of the Acquired Companies’ business as presently conducted. All of such tangible assets of the Acquired Companies have been maintained in a reasonably prudent manner and are in good condition and repair (ordinary wear and tear and ordinary maintenance excepted).

2.7          Equipment. All material items of equipment and other tangible assets owned by or leased to the Acquired Companies have been maintained in accordance with normal industry practice, are adequate for the uses to which they are being put and are in good condition and repair (ordinary wear and tear and ordinary maintenance excepted).

2.8          Real Property; Leasehold. None of the Acquired Companies own, or ever have owned, any real property or any interest in real property, except for the leaseholds created under the real property leases (including all amendments, extensions, renewals, guarantees, and other agreements with respect thereto) identified in Part 2.8 of the Company Disclosure Schedule (the “Leased Real Property”). The Company has provided to Parent or its counsel a true, correct and complete copy of each lease and document related thereto listed in Part 2.8 of the Company Disclosure Schedule. With respect to each such real property lease: (a) such lease is legal, valid, binding, enforceable and in full force and effect against the applicable Acquired Company(ies) party thereto and, to the Knowledge of the Company, each other party thereto; (b) such lease will continue to be legal, valid, binding, enforceable and in full force and effect against the applicable Acquired Company(ies) party thereto and, to the Knowledge of the Company, each other party thereto immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing; (c) the Acquired Companies are in material compliance with such lease; (d) there are no written or oral subleases, licenses, concessions, occupancy agreements or other Contracts granting to any other Person the right of use or occupancy of the applicable Leased Real Property subject to such lease; (e) no Acquired Company has not granted any other Person the right to occupy or use the applicable Leased Real Property; and (f) no Acquired Company has received written or, to the Knowledge of the Company, oral notice of (i) any default, or intention to terminate or not renew, such lease or (ii) any eminent domain, condemnation or similar proceeding pending or threatened, against all or any portion of the applicable Leased Real Property subject to such lease.

2.9          Intellectual Property.

(a)               Part 2.9(a)(i) of the Company Disclosure Schedule identifies: (x) each item of Company Registered IP; (y) the jurisdiction in which such item of Company Registered IP has been registered or filed and the applicable registration or serial number; and (z) all owner(s), and, if one or more owner(s) is not an Acquired Company (including any joint owner(s)), (i) the corresponding license agreement pursuant to which any Acquired Company has the right to use such Company Registered IP, and (ii) if any such Person has a joint ownership interest in such Company Registered IP, any corresponding agreement(s) relating to such joint ownership. Each of the Patents included in the Company Registered IP that is listed or required to be listed as solely owned by any Acquired Company, and to the Company’s Knowledge each of the jointly owned and other Patents included in the Company Registered IP, properly identifies by name each and every inventor of the claims thereof as determined in accordance with United States patent law. The Acquired Companies have complied in all material respects with all of their obligations and duties to the respective patent offices, including the duty of candor and disclosure to the U.S. Patent and Trademark Office, and all applicable Laws, with respect to all Company Registered IP. The Company has no Knowledge of any information, facts or circumstances that would reasonably be expected to result in any challenge to, or otherwise adversely impact, in any material respect, the ownership, use, patentability, registrability, enforceability or validity of any Company Registered IP, including any Intellectual Property that is the subject matter thereof. The Company Registered IP that is listed or required to be listed as owned by any Acquired Company and, to the Company’s Knowledge, the other Company Registered IP is subsisting. All assignments of any Company Registered IP to any Acquired Company have been properly executed and recorded. All issuance, renewal, maintenance and other payments that are or have become due with respect to any Company Registered IP have been timely paid by or on behalf of the Acquired Companies, and there are no Liens on any of the Company Registered IP other than non-exclusive licenses to end users entered into in the ordinary course of business. To the Company’s Knowledge, the issued Patents included in the Company Registered IP are valid and enforceable. Part 2.9(a)(ii) of the Company Disclosure Schedule describes each filing, payment, and action that, to the Company’s Knowledge, must be made or taken on or before the date that is 120 days after the Execution Date in order to maintain each such item of Company Registered IP that is listed or required to be listed on Part 2.9(a)(i) of the Company Disclosure Schedule, and for which any Acquired Company is responsible. No Registered IP that is listed or required to be listed on Part 2.9(a)(i) of the Company Disclosure Schedule has been, and no Acquired Company has received a notice that any Registered IP that is listed or required to be listed on Part 2.9(a)(i) of the Company Disclosure Schedule is, involved in any nullity, inter partes or interference, opposition, reissue, reexamination, revocation, or equivalent proceeding, in which the inventorship, scope, validity or enforceability of any such Registered IP is being or has been contested or challenged, and to the Company’s Knowledge, no such proceeding has been threatened with respect to any such Registered IP.

(b)               The Acquired Companies own, and have good, valid, unexpired and enforceable title (free and clear of all Liens other than Permitted Encumbrances) to, all right, title and interest in and to all Company Owned IP that is listed or required to be listed as solely owned by an Acquired Company. All Company Owned IP will be owned or available for use by Parent or a Subsidiary of Parent following the Closing on the same terms and conditions as it was immediately prior to the Closing. Together the Acquired Companies own, and have good, valid, unexpired and enforceable title (free and clear of all Liens other than Permitted Encumbrances) to, all of the joint right, title and interest in and to all Company Owned IP that is listed or required to be listed as jointly-owned by one or more of the Acquired Companies and any other Person(s), and have been granted an exclusive license, from all other joint owners, to use and otherwise exploit, including to practice, patent, register, prosecute, maintain and enforce, such Company Owned IP pursuant and subject to a valid and enforceable written agreement set forth in Part 2.9(b)(i) of the Company Disclosure Schedule. One or more of the Acquired Companies have been granted an exclusive license from all owners of Company Owned IP in which the Acquired Companies neither has nor purports to have an ownership interest, to use and otherwise exploit, including to practice, patent, register, prosecute, maintain and enforce, such Company Owned IP, pursuant and subject to a valid and enforceable written agreement set forth in Part 2.9(b)(ii) of the Company Disclosure Schedule. The Acquired Companies possess adequate rights to use pursuant to a valid and enforceable written agreement, all other Intellectual Property (i.e., all Intellectual Property to the extent it is not already within the scope of any of the foregoing representations and warranties set forth above in this Section 2.9(b)) that is used or held for use in the conduct of its business as currently conducted, including all Intellectual Property that is non-exclusively licensed to an Acquired Company. No Person other than the Acquired Companies has any right of first refusal, option and/or other right to acquire any right, title or interest in or to, or has any other Lien (other than Permitted Encumbrances) with respect to, any Company Owned IP. In each case where an Acquired Company has acquired ownership of Registered IP from any other Person, such Acquired Company has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights, title and interest in and to such Registered IP to the Acquired Company, and the Acquired Company has recorded each such assignment with the United States Patent and Trademark Office and/or, where required by applicable Law, other applicable Governmental Body. There is no Intellectual Property owned by any Third Party, and/or any other Intellectual Property, other than the Company Intellectual Property (A) that is required by the Acquired Companies, or is otherwise necessary, to conduct its business as currently being conducted, and/or (B) that, to the Company’s Knowledge, is required by the Acquired Companies, or is otherwise necessary, to conduct its business as currently proposed to be conducted with respect to the Product and/or the Company Compound, including any Compound Forms thereof (other than, with respect to each of clauses (A) and (B), Intellectual Property owned by a Third Party that one or more Acquired Companies have licensed or otherwise authorized to use pursuant to an Inbound License listed in Part 2.9(f) of the Company Disclosure Schedule).

(c)               Neither the conduct of the business of any Acquired Company nor the Acquired Companies (including through any consultant, employee or other Person that is or was working for an Acquired Company) has infringed upon or misappropriated or otherwise violated any Intellectual Property rights of any other Person, and, to the Company’s Knowledge, the conduct of its business as currently proposed to be conducted will not infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any other Person. No Person has asserted any written action, proceeding or other claim (or to the Company’s Knowledge, any oral claim) and, no such proceeding is pending or, to the Company’s Knowledge, threatened, (i) challenging any Acquired Company’s ownership or other right, interest or title in or to, or the use, validity, enforceability, patentability or registrability of, any of the Company Intellectual Property or any other Intellectual Property used or held for use in the business of any Acquired Company by or on behalf of any Acquired Company, (ii) alleging infringement or misappropriation or other violation of any Intellectual Property rights by any Acquired Company, including any demand to license Intellectual Property of any Third Party, or (iii) involving any allegations that a current or former employee, officer, director, consultant, contractor, service provider or advisor of any Acquired Company (each, a “Company Representative”) misappropriated, infringed or otherwise violated any Intellectual Property rights of any Person that had previously employed or otherwise engaged such Company Representative (such Person, a “Former Employer”) or breached any agreement with its Former Employer in connection with such Company Representative’s employment by, or other engagement with, or that otherwise relates to, any Acquired Company; and, to the Company’s Knowledge, with respect to clause (i) (solely with respect to Company Owned IP), clause (ii) and clause (iii) immediately above, there is no reasonable basis for any such claim.

(d)               None of the Acquired Companies has assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential Liability of another Person for infringement, misappropriation or other violation of any Intellectual Property rights and is not contractually obligated to do so. Other than ongoing patent prosecutions, none of the Company Registered IP or other Company Owned IP is subject to any pending or outstanding consent, settlement, injunction, directive, order, judgment, or other disposition of dispute that adversely impacts or restricts the use, ownership, transfer, registration or licensing or other disposition of any such Intellectual Property by any Acquired Company, or otherwise adversely affects the validity, scope, use, registrability, or enforceability of any Company Intellectual Property.

(e)               To the Company’s Knowledge, (i) no Person has infringed or misappropriated or otherwise violated, and (ii) no Person is currently infringing or misappropriating or otherwise violating any Company Intellectual Property.

(f)                Part 2.9(f)(i) of the Company Disclosure Schedule identifies each Contract pursuant to which any Intellectual Property is or has been licensed, sold, assigned, or otherwise conveyed or provided to any Acquired Company (other than non-exclusive licenses to unmodified commercially available third-party software) (“Inbound Licenses”). Except with respect to the agreements listed in Part 2.9(f)(ii) of the Company Disclosure Schedule, none of the Acquired Companies are obligated under any contract or other agreement to make any payments by way of royalties, fees, or otherwise to any owner or licensor of, or other claimant to, any Intellectual Property.

(g)               Part 2.9(g) of the Company Disclosure Schedule lists each outbound license of Company Intellectual Property (“Outbound Licenses”).

(h)               Part 2.9(h) of the Company Disclosure Schedule lists all Contracts (not disclosed or required to be disclosed on Parts 2.9(f) or 2.9(g) of the Company Disclosure Schedule) in effect as of the Execution Date (i) relating to the Product and/or the Company Compound, including all Compound Forms thereof, in any material respect, or (ii) containing any (A) restrictions, in any material respect, on any Acquired Company’s rights to patent, register, enforce, use or otherwise exploit any Company Intellectual Property or other Intellectual Property used or held for use in the business of any Acquired Company by or on behalf of any Acquired Company, including covenants not to sue and settlement and co-existence agreements, (B) right of first refusal, option or any other right to acquire any right, title or interest, including any license, in or to any Company Owned IP or (C) payment due or payable in connection with any change in control of any Acquired Company or earn-out, milestone or other contingent payments under any outbound license agreement or any Contract pursuant to which any Intellectual Property is or has been licensed, sold, assigned, or otherwise conveyed or provided to any Acquired Company (collectively, clauses (A), (B) and (C), the “Other IP Contracts”).

(i)                Each of the Acquired Companies have taken reasonable security and other measures to protect the Company Owned IP, including measures against unauthorized disclosure, to protect the secrecy, confidentiality, and value of its trade secrets and other technical information.

(j)                 All Company Representatives who have been involved in the creation or development of Intellectual Property for or otherwise on behalf of any Acquired Company, have executed valid and enforceable written Contracts with an Acquired Company that include (i) present assignments to an Acquired Company of sole ownership of all inventions and other Intellectual Property created for or otherwise on behalf of the Acquired Companies, and (ii) obligations of confidentiality that require such Persons to maintain and protect the confidential information of the Acquired Companies (an “IP Agreement”). Each of the Acquired Companies have secured written assignments from all Company Representatives who contributed to the creation or development of any Company Intellectual Property that is listed or required to be listed as owned by an Acquired Company, of the rights to such Company Intellectual Property arising from such contributions that may be owned by such Persons or that an Acquired Company does not already own by operation of law. To the Company’s Knowledge, no Company Representative (i) has any right, title, license, claim, option or other similar interest whatsoever in or with respect to any Company Intellectual Property that is listed or required to be listed as owned by an Acquired Company (or to the Company’s Knowledge, any other Company Intellectual Property), or (ii) is in material violation of any IP Agreement. No Company Representative or scientific advisor of an Acquired Company has excluded, in any agreement with an Acquired Company, any inventions, methods, processes, compounds, developments or other Intellectual Property that relate to the business of any Acquired Company, including the Product, the Company Compound, including any Compound Forms thereof, and/or Company Intellectual Property.

(k)               No Governmental Body or academic institution has any rights in or to, ownership of, or right to royalties and/or other payments for, any Company Intellectual Property, nor has any Acquired Company used, directly or indirectly, any funding, grants, facilities, IP or personnel or other similar resources of any such Person in connection with any research or development activities of an Acquired Company, including with respect to the Product, the Company Compound, including any Compound Forms thereof, and/or Company Intellectual Property.

(l)                The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (alone or in combination with any other event), and the compliance with the provisions of this Agreement do not and will not conflict with, alter, or impair, any of the rights of an Acquired Company in or to any Company Intellectual Property or the validity, enforceability, registrability, use, right to use, ownership, priority, duration, scope, or effectiveness of any Company Intellectual Property.

(m)              Each of the Acquired Companies are, and to the Company’s Knowledge, each Person acting on their behalf (including any Third Party Services Provider) is, and has been, in material compliance with (i) all applicable Laws relating to the privacy, data protection and security of patient medical records and all other personal information and data, including with respect to the collection or use, including the storage, sharing, transfer, disposition, protection and processing thereof (including in connection with any pre-clinical or Clinical Trials conducted with respect to the Product and/or the Company Compound, including any Compound Forms thereof (collectively, and together with all data and other information that is subject to any such Laws, “Personal Information”)), (ii) all privacy, data protection and security policies of the Acquired Companies concerning patient medical records and other Personal Information and (iii) any contractual requirements to which any Acquired Company is subject that relate to any of the foregoing. None of the Acquired Companies, nor to the Company’s Knowledge, any service provider of, or other Person acting for or otherwise on behalf of, any Acquired Company that may collect, store, process, analyze or otherwise have access to any pre-clinical or Clinical Trial data, patient medical records, or any Personal Information or confidential information of the Acquired Companies (a “Third Party Service Provider”), has been subject to any security breaches with respect to (including any that have resulted in the public disclosure of or any other unauthorized access to) any Personal Information or any confidential information of the Acquired Companies. Each of the Acquired Companies have, and, to the Company’s Knowledge, each of its Third Party Service Providers has, taken reasonable actions and implemented policies and procedures which, in each case, are reasonably appropriate to protect and maintain the security of all Personal Information and confidential information of the Acquired Companies, including from any unauthorized access or use. There have not been any written or, to the Company’s Knowledge, other complaints or notices, or any audits, proceedings, investigations or claims conducted or asserted, or to the Company’s Knowledge, threatened by any Governmental Body or other Person against any Acquired Company, and none are pending, regarding any collection, use, storage, disclosure, transfer or other disposition of any patient medical records or other Personal Information by or on behalf of any Acquired Company (including by any Third Party Service Provider), including in connection with any pre-clinical or Clinical Trials conducted with respect to the Product and/or the Company Compound, including any Compound Forms thereof, or the violation of any applicable Laws relating to any of the foregoing.

(n)               The software and related systems, if any, owned, leased or licensed by the Acquired Companies in the conduct of its business as currently conducted (collectively, the “Company Systems”) are in good working order, and the Company Systems are backed up on a regular basis. The Acquired Companies do not own any proprietary software and all other software used by the Acquired Companies is unmodified commercially available off-the-shelf software having a replacement cost and annual license fee of less than $5,000 in the aggregate, and each of the Acquired Companies have complied with the terms of all such software licenses. In the 18-month period preceding the Execution Date, to the Company’s Knowledge, there have not been any security breaches or other adverse events affecting any Company Systems.

(o)               The Acquired Companies have the right pursuant to a Material Contract or, to the Company’s Knowledge, another valid and enforceable written agreement to, upon the Company’s request, duplicate, access and transfer to each of Acquired Companies and/or their designees possession and control of any and all Company Scientific Materials created or otherwise generated pursuant to such Material Contract or such other agreement.

2.10        Regulatory Matters.

(a)               The Acquired Companies have obtained all material clearances, authorizations, licenses and registrations required by any foreign or domestic Governmental Body (including the FDA) to permit the Acquired Companies to conduct their business as currently conducted. The Acquired Companies have submitted with the applicable Regulatory Authorities (including the FDA or any other Governmental Body performing functions similar to those performed by the FDA) all filings, notices, responses to notices, supplemental applications, declarations, listings, registrations, reports or submissions, including but not limited to adverse event reports required to be filed prior to the Execution Date. All such filings, declarations, listings, registrations, reports or submissions are, and were since filing, in compliance in all material respects with applicable Laws and all formal filing and maintenance requirements, and no deficiencies have been asserted by any applicable Governmental Body with respect to any such filings, declarations, listing, registrations, reports or submissions that have not been cured, except for revised submissions to correct discovered errors.

(b)               Except as set forth in Part 2.10(b) of the Company Disclosure Schedule, the Acquired Companies do not have any Contract with any Third Party to develop, promote or market the Product or any other compound, or any product or that otherwise grants such Third Party any license to develop, manufacture, supply, distribute, market, commercialize, sell, offer, import or otherwise commercialize the Product or any other compound or any product.

(c)               All nonclinical and clinical trials sponsored by the Acquired Companies have been, and are being, conducted in material compliance with applicable Laws, and the rules, regulations of any applicable Governmental Body, including, as applicable, Good Laboratory Practices and Good Clinical Practices requirements, and federal and state Laws, rules and regulations restricting the use, transfer and disclosure of individually identifiable health information and human subject or patient clinical biological samples. For all of the Acquired Companies nonclinical studies or clinical trials concerning a Product and/or the Company Compound, including any Compound Forms thereof, the study reports, protocols, and statistical analysis plans accurately and completely reflects the results from and plans for such studies and trials in all material respects. The Acquired Companies have not received any written notices from any institutional review board, ethics committee, safety monitoring committee or the FDA or any other foreign, federal, state or local Governmental Body or Regulatory Authority performing functions similar to those performed by the FDA with respect to any ongoing clinical trials or nonclinical studies requiring the termination, suspension or material modification of such studies or trials and, to Company’s Knowledge, no such action has been threatened.

(d)               The Acquired Companies have not received any written notice from any Regulatory Authority withdrawing or placing any investigational new drug application, clinical trial authorization or equivalent, or the Product and/or the Company Compound, including any Compound Forms thereof, on “clinical hold” or requiring the termination or suspension or investigation of any nonclinical studies or Clinical Trials sponsored by the Acquired Companies, and there are no pending or, to the Knowledge of the Company, threatened actions by any Regulatory Authority against or affecting the Acquired Companies with respect to the Product and/or the Company Compound, including any Compound Forms thereof, or relating to or arising under any applicable Laws relating to government health care programs, private health care plans or the privacy and confidentiality of patient health information. Each submission submitted by or on behalf of any Acquired Company to the FDA, including all supplements and amendments thereto was true, correct and complete as of the applicable date of submission or subsequent correction in all material respects. The Acquired Companies have made available to Parent or its counsel complete and correct copies of all serious adverse event reports and periodic adverse event reports, and all Regulatory Authority communications and documents submitted by the Acquired Companies to or received by the Acquired Companies from the FDA, the EMA or any other Regulatory Authority, including meeting minutes, scientific advice, inspection reports, warning letters and similar documents, relating to the Acquired Companies, the conduct of the business of the Acquired Companies or the Product and/or the Company Compound, including any Compound Forms thereof.

(e)                The Acquired Companies have not, and no Company Service Provider at the direction of an Acquired Company has, (i) made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Body, (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Body or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes, or would have established at the time such statement was made, a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Policy or any Governmental Body to invoke any similar Law. The Acquired Companies are not the subject of any pending or, to the Company’s Knowledge, threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Policy or any Governmental Body to invoke any similar Law.

(f)                The Acquired Companies are in compliance and have been in compliance in all material respects with all healthcare laws applicable to the operation of its business as currently conducted, including any and all federal, state and local fraud and abuse laws, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.) and the regulations promulgated pursuant to such statutes. The Acquired Companies are not subject to any enforcement, regulatory or administrative proceedings against or affecting the Acquired Companies relating to or arising under the FDCA or similar Law, and to the Company’s Knowledge no such enforcement, regulatory or administrative proceeding has been threatened.

(g)               The Acquired Companies have never been, and to the Company’s Knowledge, none of the Company Representatives (while employed or engaged by an Acquired Company) has ever been, (i) debarred (under the provisions of the Generic Drug Enforcement Act of 1992, 21 U.S.C. §335a (a) and (b)), (ii) convicted of a crime for which a person can be debarred or (iii) indicted for a crime or otherwise engaged in conduct for which a person can be debarred or excluded from participating in any U.S. federal health care programs.

(h)               Any manufacture of Product or other products used in any Clinical Trials by or on behalf of the Acquired Companies have been conducted in material compliance with the applicable specifications and requirements of current Good Manufacturing Practices and all other applicable Laws, including the Food, Drug and Cosmetic Act. To the Company’s Knowledge, neither the Product nor other products used in any Clinical Trials by or on behalf of the Acquired Companies have been adulterated or misbranded.

(i)                 There has not occurred (A) any adverse event(s) in a Clinical Trial that are reported by the investigator in such Clinical Trial to be at least Possibly Related to the Product and/or the Company Compound, including any Compound Forms thereof, (B) the failure of any Clinical Trial for the Product and/or the Company Compound, including any Compound Forms thereof, to achieve one or more of its primary endpoints in any material respect, or (C) any failure of the Acquired Companies or any Third Party service provider acting on behalf of an Acquired Company to adhere to the requirements under the FDCA, the regulations of the FDA promulgated thereunder, the equivalent Laws of the EMA and its Committee for Medicinal Products for Human Use, or the European Union member states, or any Permit (including the failure to possess or maintain the validity of any Permit), (x) relating to the investigational use and Clinical Trials of the Product and/or the Company Compound, including any Compound Forms thereof or (y) with respect to the making of untrue or fraudulent statements, the failure to disclose information, or any failure to adhere to clinical protocols or informed consent requirements, which, individually or in the aggregate as to (A), (B) and (C) above would at the time of such of such adverse event or failure, as applicable, reasonably be expected to prevent or materially delay the filing of or require the withdrawal, suspension or termination of an investigational new drug application in the United States or similar Clinical Trial applications in other countries covering the Product and/or the Company Compound, including any Compound Forms thereof, or prevent or materially delay the Product and/or the Company Compound, including any Compound Forms thereof, from obtaining Approval to such an extent that such prevention or material delay would reasonably be expected to have a Company Material Adverse Effect.

(j)             The Company has (i) no shareholder, person or entity that holds 50% or more of the Company’s outstanding voting securities or has a contractual right to designate 50% or more of the Company’s Board of Directors; (ii) less than $18.8 million in total assets on its most recent regularly prepared balance sheet (even if unaudited) as of the Closing Date; and (iii) less than $18.8 million in annual net sales on its most recent annual audited income statement as of the Closing Date.

2.11        Material Contracts.

(a)           Part 2.11(a) of the Company Disclosure Schedule lists each Contract in effect as of the Execution Date to which any Acquired Company is a party or by which any of its properties or assets are otherwise bound in the following categories (such Contracts required to be disclosed under Part 2.11(a) of the Company Disclosure Schedule, the “Material Contracts”):

(i)               any Contract (or group of related Contracts) that require future payments by or to any Acquired Company in excess of $50,000 in any Calendar Year, including any Contract (or group of related Contracts) for the purchase or sale of real property, raw materials, goods, commodities, utilities, equipment, supplies, products or other personal property, or for the provision or receipt of services, including any Company Service Provider Agreement;

(ii)              (A) any Contract relating to the acquisition or disposition by any Acquired Company of any operating business or assets; (B) any Contract relating to the acquisition or disposition by any Acquired Company of any operating business or assets under which any Acquired Company has any executory covenants or indemnification or other obligations or rights (including put or call options); or (C) any Contract under which any Acquired Company has any indemnification obligations, other than any such Contracts entered into in the ordinary course of business (including clinical trial agreements, service agreements and research and development agreements with universities and other academic institutions);

(iii)            (A) any guaranty, surety or performance bond or letter of credit issued or posted, as applicable, by any Acquired Company; (B) any Contract evidencing or relating to Debt of any Acquired Company or providing for the creation of or granting any Lien upon any of the property or assets of any Acquired Company (excluding Permitted Encumbrances); (C) any Contract (1) relating to any loan or advance to any Person which is outstanding as of the Execution Date (other than immaterial advances to employees and consultants in the ordinary course of business consistent with past practices) or (2) obligating or committing any Acquired Company to make any such loans or advances; and (D) any currency, commodity or other hedging or swap Contract;

(iv)             (A) any Contract creating or purporting to create any partnership or joint venture or any sharing of profits or losses by any Acquired Company with any Third Party; or (B) any Contract that provides for “earn-outs” or other contingent payments by or to any Acquired Company;

(v)              any collective bargaining agreement or similar Contract with any trade union, works council or other labor organization;

(vi)             any employment agreement or consulting agreement involving annual base salary and bonus payments in excess of $100,000 in the aggregate, other than offer letters for at-will employees without severance or proprietary information agreements materially similar to the Acquired Companies’ existing form, a copy of which has been made available to Parent;

(vii)            any Contract relating to any bonus, incentive compensation, severance benefit, change in control benefit, long-term incentive plan, retention, pension, profit-sharing, retirement, or other form of deferred compensation plan;

(viii)           any Contract that is a settlement, conciliation, or similar agreement with any Governmental Body or that imposes any monetary or other material obligations upon any Acquired Company to any Governmental Body;

(ix)             any Contract under which any Governmental Body has any material rights related to material assets of the Company;

(x)              (A) any Contract containing covenants restricting competition which have the effect of prohibiting any Acquired Company or, after the Closing, Parent or the Surviving Entity from engaging in any business or activity in any geographic area or other jurisdiction, other than in connection with this Agreement; (B) any Contract in which any Acquired Company has granted “exclusivity” or that requires any Acquired Company to deal exclusively with, or grant exclusive rights or rights of first refusal to, any customer, vendor, supplier, distributor, contractor or other Person or that is a requirements contract; (C) any Contract that includes minimum purchase conditions or other requirements, in either case that exceed $50,000 in any Calendar Year to the extent the Contract is not terminable without penalty on 90 days’ or shorter notice; or (D) any Contract containing a “most-favored-nation,” “best pricing” or other similar term or provision by which another party to such Contract or any other Person is, or could become, entitled to any benefit, right or privilege which, under the terms of such Contract, must be at least as favorable to such party as those offered to another Person;

(xi)              any Contract with a Major Supplier;

(xii)             any Contract involving a sales agent, representative, distributor, reseller, middleman, marketer, broker, franchisor or similar Person who is entitled to receive commissions, fees or markups related to the provision or resale of goods or services of any Acquired Company;

(xiii)            any Contract involving commitments to make capital expenditures or to Contract, purchase or sell assets involving $50,000 or more individually;

(xiv)           any lease, sublease, rental or occupancy agreement, license, installment, and conditional sale agreement or agreement under which any Acquired Company is lessee or lessor of, or owns, uses or operates any leasehold or other interest in any real or personal property;

(xv)            any Inbound License, Outbound License, or Other IP Contract;

(xvi)           any power of attorney granted by any Acquired Company that is currently in effect; and

(xvii)          any Contract not otherwise listed or required to be listed in Part 2.11(a) of the Company Disclosure Schedule that, if terminated, or if expired without being renewed, would have a Company Material Adverse Effect.

(b)           With respect to each Material Contract listed in Part 2.11(a) of the Company Disclosure Schedule: (i) such Material Contract is binding and enforceable against the Acquired Companies and, to the Company’s Knowledge, against each party thereto other than the Acquired Companies in accordance with its terms, subject to (A) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (B) rules of Law governing specific performance, injunctive relief and other equitable remedies; and (ii) no Acquired Company is in material breach or material default of such Material Contract or, with the giving of notice or the giving of notice and passage of time without a cure would be, in material breach or material default of such Material Contract, and, to the Company’s Knowledge, no other party to such Material Contract is in material breach or material default of such Material Contract. The Acquired Companies have made available to Parent or its counsel true, correct and complete copy of each such Material Contract (or, with respect to any oral Material Contract, a written description of the terms thereof).

(c)            No Third Party to any Material Contract has indicated to an Acquired Company in writing or, to the Company’s Knowledge, orally that it desires to materially modify, renew, renegotiate or cancel any Material Contract to which it is a party.

2.12        Liabilities. None of the Acquired Companies have any Liabilities other than (a) those set forth on the face of the Latest Balance Sheet, (b) those incurred in the ordinary course of business, consistent with past practice, since the date of the Latest Balance Sheet that are not required by GAAP to be reflected on a balance sheet (none of which arose out of, in connection with or as a result of any breach of Contract, tort, infringement of Intellectual Property or violation of Law, and none of which are, individually or in the aggregate, material to the business of the Acquired Companies as presently operated) and (c) those expressly consented to by Parent in accordance with Section 4.2(b). Part 2.12 of the Company Disclosure Schedule sets forth all of the Debt of the Acquired Companies outstanding as of the Execution Date.

2.13        Compliance with Laws.

(a)            Each of the Acquired Companies is in material compliance with, and has been in material compliance with, applicable Laws, and no Acquired Company has received any written or, to the Knowledge of the Company, oral notices of any violation with respect to such Laws. No Acquired Company has any material Liability for failure to comply with any Law and, to the Knowledge of the Company, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such Liability. No Acquired Company has conducted any internal investigation with respect to any actual, potential or alleged violation of any Law by any stockholder or other equity holder or Company Service Provider or concerning any actual or alleged fraud relating to the business of the Acquired Companies.

(b)           Part 2.13(b) of the Company Disclosure Schedule sets forth a true, complete and correct list of all material permits, approvals, registrations, franchises, licenses, certificates, accreditations and other authorizations of all Governmental Bodies required for the conduct of the business of the Acquired Companies as presently conducted (collectively, “Permits”). Such Permits are in full force and effect. As of the Execution Date, no written notices have been received by any Acquired Company alleging the failure to hold any Permit. The Acquired Companies are in compliance in all material respects with all terms and conditions of all Permits which it may hold and, no written notices have been received by any Acquired Company threatening suspension or cancellation of any such Permit.

2.14        Certain Business Practices. Each of the Acquired Companies is and has been in compliance with all Anti-Corruption Laws, and no Acquired Company has received any written communication from any Governmental Body that alleges that any Acquired Company, or any Company Service Providers, is or may be in violation of, or has, or may have, any liability under, any Anti-Corruption Laws, and no such potential violation of Anti-Corruption Laws has been discovered by or brought to the attention of any Acquired Company since December 31, 2015. No Acquired Company has made or anticipates making any disclosures to any Governmental Body for potential violations of Anti-Corruption Laws. None of the Acquired Companies’ current or former directors, officers or employees or, to the Knowledge of the Company, other Company Service Providers is currently an officer, agent or employee of a Governmental Body. Each Acquired Company, and, to the Knowledge of the Company, each representative of the Acquired Companies acting on behalf of an Acquired Company, including each Company Service Provider, (a) has not used and is not using any funds for any unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses; (b) has not made any direct or indirect unlawful payments to any foreign or domestic Government Official; (c) has not violated and is not violating any Anti-Corruption Laws; (d) has not established or maintained, and is not maintaining, any unlawful or unrecorded fund of monies or other properties; (e) has not made, and is not making, any false or fictitious entries on its accounting books and records; (f) has not made, and is not making, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature, and has not paid, and is not paying, any fee, commission or other payment that has not been properly recorded on its accounting books and records as required by the Anti-Corruption Laws; and (g) has not otherwise given or received anything of value to or from a Government Official, an intermediary for payment to any individual including Government Officials, any political party or customer for the purpose of obtaining or retaining business.

2.15        Tax Matters. Except as set forth in Part 2.15 of the Company Disclosure Schedule:

(a)           Each Acquired Company has duly and timely filed (after giving effect to any extensions of time in which to make such filings) all Tax Returns that it was required to file under applicable Laws. All such Tax Returns were true, correct and complete in all material respects, and have been prepared in material compliance with applicable Law. All Taxes due and owing by the Acquired Companies (whether or not shown on any Tax Return) have been timely paid. There are no Liens for Taxes (other than statutory liens for current Taxes not yet due and payable) upon any of the assets of the Acquired Companies.

(b)           The unpaid Taxes of the Acquired Companies (excluding deferred Taxes reflecting timing differences between book and Tax income) (i) did not, as of the Latest Balance Sheet Date, exceed the reserve for Tax Liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Latest Balance Sheet (rather than in any notes thereto), and (ii) do not exceed that reserve adjusted for the passage of time through the Closing Date. Since the Latest Balance Sheet Date, the Acquired Companies have not incurred any Liability for Taxes outside the ordinary course of business.

(c)           No examination, audit, proceeding or other action of or relating to any Tax Return of any Acquired Company by any Governmental Body is currently in progress or has been threatened in writing. No deficiencies for Taxes of any Acquired Company have been claimed, proposed or assessed in writing by any Governmental Body. No Acquired Company has received any written notice from any jurisdiction in which the Acquired Company does not file a Tax Return that the Acquired Company was or is required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction. No Acquired Company has (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect (excluding, for the avoidance of doubt, in connection with an ordinary course extension of time within which to file Tax Returns), (ii) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, or (iii) executed or filed any power of attorney with any taxing authority, which will be in effect after the Closing.

(d)           All Taxes that any Acquired Company is or was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Body, and each Acquired Company has substantially complied with all information reporting and backup withholding requirements in connection with amounts paid to any employee, independent contractor, creditor, or other third party.

(e)           No Acquired Company has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(f)            No Acquired Company has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code within the past two years.

(g)           No Acquired Company has consummated or participated in, nor is it currently participating in, any transaction which was or is a “reportable transaction” as defined in Section 6707A(c)(1) of the Code or the Treasury Regulations promulgated thereunder, or any other transaction requiring disclosure under analogous provisions of state, local or non-U.S. Tax Law.

(h)               To the Company’s Knowledge the Acquired Companies have disclosed on their Tax Returns any Tax reporting position taken in any Tax Return that could reasonably be expected to result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or non-U.S. applicable Law.

(i)                No Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing as a result of any: (i) change in (made prior to the Closing), or use of an improper (prior to the Closing), method of accounting for a Tax period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law) executed prior to the Closing; (iii) election pursuant to Sections 108(i) or 965(h) of the Code that was made prior to the Closing; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed or existing, in each case, on or prior to the Closing; or (vi) prepaid amount received on or prior to the Closing.

(j)                The Acquired Companies have delivered or made available to Parent complete and accurate copies of (i) all income and other material Tax Returns relating to Taxes for all taxable periods ending on or after December 31, 2016, (ii) all Tax audit or examination reports and statements of deficiencies assessed against any Acquired Company. Part 2.15(j) of the Company Disclosure Schedule sets forth each jurisdiction where the Acquired Companies will be required to file a Tax Return following the Closing with respect to any Pre-Closing Tax Period, including the type of Tax Return and the type of Tax required to be paid.

(k)               The Acquired Companies have not received or requested any private letter ruling from the IRS (or any comparable Tax ruling from any other Governmental Body).

(l)                The Acquired Companies are not a party to any agreement with any Third Party relating to allocating, indemnifying or sharing the payment of, or Liability for, Taxes, except for commercial agreements the primary purpose of which does not relate to Tax (such as loans or leases). The Acquired Companies have never been a member of a group filing a consolidated, combined, or unitary income Tax Return. The Acquired Companies do not have any Liability for the Taxes of any other Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law); (ii) as a transferee or successor; (iii) by Contract (except for commercial agreements the primary purpose of which does not relate to Tax (such as loans or leases)); or (iii) by operation of Law.

(m)              No Acquired Companies is a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(n)               No Acquired Company is subject to Tax in any jurisdiction outside of its country of organization by virtue of having employees, a permanent establishment, an office or fixed place of business, or other contacts with such jurisdiction.

(o)               Part 2.15(o) of the Company Disclosure Schedule lists each Tax holiday or incentive to which the Acquired Companies are entitled, the period for which such Tax incentive applies, and the nature of such Tax incentive. The Acquired Companies are in material compliance with the requirements for any applicable Tax holidays or incentives.

(p)               None of the Acquired Companies that are organized in a jurisdiction outside of the United States have an investment in “United States property” within the meaning of Section 956 of the Code.

(q)               None of the Acquired Companies is subject to any gain recognition agreement under Section 367 of the Code.

(r)               The Acquired Companies have complied in all material respects with all record keeping and reporting obligations under Sections 6038 or 6038A of the Code with respect to the Company’s (or any other Acquired Company organized in the United States) ownership of and transactions with its non-U.S. Affiliates.

(s)               The Acquired Companies are, and have been at all relevant times, in compliance in all material respects with all applicable transfer pricing laws and regulations.

(t)                Part 2.15(s) of the Company Disclosure Schedule lists the U.S. federal income Tax classification of each of the Acquired Companies organized in a jurisdiction outside of the United States.

(u)               No Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing as a result of any deferral of a payment of Tax obligation that was otherwise due prior to the Closing (and that was not paid prior to the Closing) or obtaining an advance of a credit with respect to Taxes prior to the Closing that was not otherwise available prior to the Closing, including, but not limited to, the delay of payment of employment taxes under Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), the advance refunding of credits under Section 3606 of the CARES Act and any delay in the payment of estimated Taxes.

(v)               This Section 2.15 and Sections 2.16, 2.17 and 2.28 (to the extent representations in Section 2.16, Section 2.17 and Section 2.28 relate to Taxes) constitute the exclusive representations and warranties of the Acquired Companies with respect to Taxes and any claim for breach of representation with respect to Taxes shall be based solely on the representations made in such sections and shall not be based on the representations set forth in any other provision of this Agreement. Nothing in this Section 2.15 or otherwise in this Agreement shall be construed as a representation or warranty with respect to the amount or availability of any net operating loss, capital loss, Tax credits, Tax basis or other Tax asset or attribute of the Company or any of its Subsidiaries in any taxable period (or portion thereof) beginning after the Closing Date.  With the exception of Sections 2.15(f), 2.15(i), 2.15(k) and 2.15(l), no representation or warranty contained in this Section 2.15 shall apply or may otherwise be construed as providing the basis for a claim with respect to, Taxes with respect to any taxable period (or portion thereof) beginning after the Closing Date.

2.16        Employee Benefit Plans.

(a)               Part 2.16(a) of the Company Disclosure Schedule sets forth an accurate and complete list of all Company Plans and Company Service Provider Agreements (including representative forms of individual restricted stock/share agreements, if any).

(b)               With respect to each Company Plan and Company Service Provider Agreement, the Company has delivered or otherwise made available to Parent a true, correct and complete copy of (i) each writing constituting a part of any written Company Plan or Company Service Provider Agreement and all amendments thereto, and all trusts or service agreements relating to the administration and recordkeeping of the Company Plan or Company Service Provider Agreement, and written summaries of the material terms of all unwritten Company Plans and Company Service Provider Agreements; (ii) the most recent Annual Reports (Form 5500 Series or otherwise in a form in accordance with applicable Law) including all applicable schedules, if any, for each Company Plan or Company Service Provider Agreement that is subject to such reporting requirements; (iii) the current summary plan description and any summaries of material modifications thereto; (iv) the most recent determination letter (or if applicable, advisory or opinion letter) from the IRS, if any, and any pending applications for a determination or opinion letter; (v) all Section 83(b) elections filed pursuant to the Code; and (vi) all material and non-routine communications to or from any Governmental Body, including any materials relating to any government investigation or audit or any submissions under any voluntary compliance procedures.

(c)               In all material respects, each Company Plan and Company Service Provider Agreement has been established, funded and maintained in accordance with its terms and in compliance with all applicable Laws, including but not limited to ERISA and the Code. Any Company Plan intended to be qualified under Section 401(a) of the Code and any trust intended to qualify under Section 501(a) of the Code are so qualified and have received a determination letter (or if applicable, advisory or opinion letter) from the IRS to the effect that they meet the requirements of Section 401(a) of the Code and Section 501(a) of the Code, and nothing has occurred that would reasonably be expected to adversely affect the qualification of such Company Plan. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and no breach of fiduciary duty (as determined under ERISA) has occurred with respect to any Company Plan or Company Service Provider Agreement that would reasonably be expected to result in any Liability to the Acquired Companies or any Company ERISA Affiliate. There are no Legal Proceedings or claims pending, or, to the Company’s Knowledge, threatened (other than routine claims for benefits) with respect to any Company Plan or Company Service Provider Agreement. There are no audits, inquiries, investigations or proceedings pending or, to the Company’s Knowledge, threatened by any Governmental Body with respect to any Company Plan or Company Service Provider Agreement. None of the Acquired Companies nor any Company ERISA Affiliate is subject to any penalty or Tax with respect to any Company Plan or Company Service Provider Agreement under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Acquired Companies have made adequate provisions, in accordance with GAAP, in their books and records for all obligations and liabilities under all Company Plans and Company Service Provider Agreements that have accrued but have not been paid. No event has occurred or condition exists that would reasonably be expected to result in a material increase in the level of such amounts paid or accrued for the most recently ended fiscal year under any Company Plan or Company Service Provider Agreement. Each Company Plan and Company Service Provider Agreement can be amended, terminated or otherwise discontinued at any time in accordance with its terms, without Liability to Parent, the Acquired Companies or any Company ERISA Affiliate (other than ordinary administration expenses).

(d)              No payment or benefit which will or may be made with respect to any “disqualified individual” (as defined in Section 280G of the Code and the regulations thereunder) in connection with the consummation of the Merger (either alone or in combination with any other event) will be characterized as a parachute payment within the meaning of Section 280G(b)(2) of the Code. Neither the execution or delivery of this Agreement nor the consummation of the Merger, either alone or in combination with any other event, will increase the benefits or compensation payable under any Company Plan or to any Company Service Provider, or will result in any acceleration of the time of payment, funding or vesting of any benefits or compensation under any Company Plan for any Company Service Provider (other than accelerated vesting of Company Options as provided in Section 1.6).

(e)              No Company Plan or Company Service Provider Agreement is, and none of the Acquired Companies nor any Company ERISA Affiliate has or has ever sponsored, maintained contributed to, been required to contribute to or had or has any obligations or Liability (current or contingent) under or with respect to any plan that is or was (i) subject to Section 302 or Title IV of ERISA or Section 412 or 430 of the Code (including any “defined benefit plan” within the meaning of Section 3(35) of ERISA), (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) a “funded welfare plan” within the meaning of Section 419 of the Code, (iv) a “multiple employer welfare arrangement” (as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA); (v) a multiple employer plan or to any plan described in Section 413 of the Code, or (vi) a self-insured plan that provides benefits to employees, directors, consultants or independent contractors. None of the Acquired Companies nor any Company ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to, any Company Plan in which stock of the Company or any Company ERISA Affiliate is or was held as a plan asset. The Acquired Companies and the Company ERISA Affiliates have complied and are in compliance with COBRA. The Acquired Companies have no current or contingent Liability or obligation as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person.

(f)               No Company Plan nor any Company Service Provider Agreement provides for post-employment or retiree welfare benefits, except as required by applicable Laws or for death benefits or retirement benefits under any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA).

(g)              Each Company Plan or Company Service Provider Agreement that constitutes a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been written, executed, and operated in compliance with Section 409A of the Code and the regulations thereunder. None of the Acquired Companies have any obligation to gross-up or otherwise reimburse any person for any tax incurred by such person pursuant to Section 409A or Section 280G of the Code.

(h)              None of the Acquired Companies sponsors, maintains, contributes to (or has an obligation to contribute to) or bears any liability with respect to any Foreign Benefit Plan.

(i)               Neither the Company nor any of its Subsidiaries has any commitment, intention or understanding to create, modify or terminate any Company Plan or material Company Service Provider Agreement.

(j)               With respect to each Company Plan or Company Service Provider Agreement which provides for the grant of options to purchase stock of the Acquired Companies or any of their respective subsidiaries, each such stock option has been granted at an exercise price equal to no less than the fair market value of the Acquired Company stock or subsidiary stock, as applicable, at the date of grant and there has been no “backdating” of any such stock options.

(k)              The Acquired Companies and their respective subsidiaries have, in all material respects, classified all individuals who perform services for them correctly under each Company Plan and Company Service Provider Agreement, ERISA, the Code and other applicable law as common law employees, independent contractors or leased employees.

2.17        Employee Matters.

(a)               Part 2.17 of the Company Disclosure Schedule sets forth a complete and correct list, as of the Execution Date, of all Company Service Providers who are providing services to the Company as of the Execution Date (or who absent due to disability, leave of absence, furlough and/or temporary layoff), which sets forth the following information with respect to each: (i) name, (ii) title or position, (iii) the entity or entities by which such individual is employed, (iv) hire date, (v) current annual or hourly base compensation or retention rate, (vi) target bonus or incentive compensation rates for current fiscal year and similar incentive compensation paid for immediately prior fiscal year, (vii) full time or part time status, and (viii) primary work location of current Company Service Providers.

(b)               The Company: (i) is, and at all times has been, in material compliance with all applicable Laws, and with any order, ruling, decree, judgment or arbitration award of any arbitrator or any court or other Governmental Body, relating to employment, employment practices, terms and conditions of employment, wages, pay equity, hours, employment taxes and withholdings, or other labor-related matters, including Laws, orders, rulings, decrees, judgments and awards relating to discrimination, worker classification (including the proper classification of workers as employees or independent contractors and/or consultants), wages and hours, labor relations, leave of absence requirements, occupational health and safety, privacy, harassment, retaliation, immigration, wrongful discharge or other violation of the rights of any Company Service Providers; (ii) has withheld and reported all amounts required by any Law or Contract to be withheld and reported with respect to wages, salaries, compensation and other payments to any Company Service Provider; and (iii) has no Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, social security or other benefits or obligations for any Company Service Provider (other than routine payments to be made in the normal course of business).

(c)               The Company is not and has never been a party to or otherwise bound by any collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, or works council or similar body, nor is any such Contract or agreement presently being negotiated, nor, to the Company’s Knowledge, is there, nor has there been, a representation campaign or organizing activity with respect to any of the employees of the Company. Neither the Company nor any of its representatives or Company Service Providers has committed or engaged in any material unfair labor practice in connection with the operation of the business of the Company. There have been no Legal Proceedings pending, or, to the Knowledge of the Company, threatened, relating to any collective bargaining obligation or agreement, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy, safety, retaliation, harassment, immigration or discrimination matter involving any Company Service Provider.

(d)              The Company has delivered to Parent accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of the current and former employees of each of the Company.

(e)               No Company Service Provider has provided written notice to the Company of his, her or its intent to terminate his, her, or its relationship with the Company as of the Execution Date.

(f)               All current and former independent contractor, consultant, advisor or other Company Service Provider have, in all material respects, been correctly classified pursuant to applicable Law. The Company does not have any Liability as a result of the failure to properly classify any current or former independent contractor, consultant, advisor or other Company Service Provider as an employee of the Company.

2.18        Environmental Matters. The Acquired Companies are and have been in material compliance with all applicable Environmental Laws. No Acquired Company has received any written notices, demand letters or requests for information from any Governmental Body or any other Person indicating that an Acquired Company is or may be in violation of, or may be liable under, any Environmental Law, and no Acquired Company is subject to any pending or, to Company’s Knowledge, threatened action or investigation by any Governmental Body under any Environmental Law. To the Company’s Knowledge, no current or prior owner of any property leased or controlled by any Acquired Company has received any written notice from a Governmental Body or any other Person that alleges that such current or prior owner or any Acquired Company is materially violating or has materially violated, or is liable under any Environmental Law. Each Acquired Company is and has been in material compliance in all material respects with, and has no material Liability under, any provisions of leases relating in any way to any Environmental Laws or to the use, management, handling, disposal or release of Hazardous Substances under such leases. All Environmental Permits, if any, required to be obtained and maintained by any Acquired Company under any Environmental Law in connection with its operations as they have been or are currently being conducted, including those relating to the management of Hazardous Substances, have been obtained and maintained by the Acquired Companies, are in full force and effect, and each Acquired Company is and has been in compliance with the terms thereof. No Acquired Company has treated, stored, disposed of, arranged for or permitted the disposal of, handled, released or exposed any Person to any Hazardous Substances on, in or under any real property, or owned or operated any property contaminated by any such Hazardous Substances, in each case that has resulted in or would result in Liability to any Acquired Company under Environmental Laws. Each Acquired Company has delivered or otherwise made available to Parent or its counsel true, correct and complete copies of any environmental investigation, study, test, audit, review or other analysis in its possession in relation to the current or prior business or real properties of the Acquired Companies.

2.19        Insurance. The Acquired Companies have the insurance of the types and in the amounts set forth in Part 2.19 of the Company Disclosure Schedule (the “Insurance Policies”). The Insurance Policies are in full force and effect and all premiums due and payable under such Insurance Policies have been paid on a timely basis. There is no material claim pending under any of the Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of the Insurance Policies. The Company is in compliance in all material respects with the terms of such policies. The Company has no Knowledge of any threatened termination of, or material premium increase with respect to, any of the Insurance Policies. To the Knowledge of the Company, each of the Insurance Policies will continue to be enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.

2.20        Legal Proceedings; Orders. There is no, and in the past three (3) years there has not been any, pending or, to the Company’s Knowledge, threatened Legal Proceeding that involves any Acquired Company or any of the assets owned or used by any Acquired Company, any Person whose Liability any Acquired Company has retained or assumed or, to the Knowledge of the Company, any Company Service Provider or stockholder of any Acquired Company in its, his or her capacity as such, either contractually or by operation of law, or that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Transactions Contemplated by this Agreement. There is no order, writ, injunction, judgment or decree to which any Acquired Company, any of the assets owned or used by any Acquired Company, or any of any Acquired Company’s officers or directors (in their respective capacities as such), is subject. There is no Legal Proceeding by any Acquired Company pending, or which any Acquired Company has commenced preparations to initiate, against any other Person.

2.21        Authority; Binding Nature of Agreement. Each Acquired Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and the Ancillary Agreements to which it is a party. The execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party and, subject to the Required Company Stockholder Vote, which is the only approval required from the Company Stockholders, the performance by the Company of this Agreement and the Ancillary Agreements to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate and other action on the part of the Company. The Board of Directors of the Company (at a meeting duly called and held) has (a) determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders, (b) authorized and approved the execution, delivery and performance of this Agreement by the Company and approved the Merger, and (c) recommended the adoption of this Agreement by the Company Stockholders and directed that this Agreement be submitted for consideration by the Company Stockholders by written consent. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.22        Vote Required.

(a)              The Written Consent of the Required Holders constitutes the affirmative vote of the Company Stockholders under the Company Charter or otherwise required for the adoption of this Agreement and approval of the Merger (the “Required Company Stockholder Vote”). The Required Company Stockholder Vote has been obtained prior to the Closing Date in accordance with the requirements of Section 228 of the DGCL.

(b)              In connection with the Required Company Stockholder Vote, the Company (i) prepared an information statement accurately describing this Agreement, the Merger and the other Transactions Contemplated by this Agreement and the provisions of Section 262 of the DGCL (the “Information Statement”) and (ii) provided Parent a true, correct and complete copy of the Information Statement. The information furnished in any document mailed, delivered or otherwise furnished to Company Stockholders in connection with the solicitation of their consent to, and adoption of, this Agreement and the approval of the principal terms of the Merger and the other Transactions Contemplated by this Agreement, including the statements in the Information Statement, complied in all material respects with applicable Law (assuming the accuracy of any information provided by Parent for use therein and compliance by Parent of its obligations under Section 4.8).

2.23        Non-Contravention; Consents. With respect to clauses (b) and (c) only, except for violations and defaults that would not reasonably be expected to be material to the Acquired Companies, the execution and delivery of this Agreement or the Ancillary Agreements by each Acquired Company party thereto and the consummation by the Acquired Companies of the transactions contemplated hereby and thereby shall not cause a: (a) violation of any of the provisions of the Organizational Documents of any Acquired Company; (b) violation by any Acquired Company of any Law applicable to the Acquired Companies; or (c) default (or an event that, with or without notice or lapse of time or both would constitute a default) on the part of any Acquired Company under, result in a material modification or termination under, or give to others any material rights of termination, modification, acceleration, reacquisition, transfer or cancellation of, or result in the creation of a Lien on, any of the properties or assets of the Acquired Companies, including any Company Intellectual Property (other than a Permitted Encumbrance) pursuant to, any Material Contract. Except as may be required by the DGCL, no Acquired Company is required to obtain any Consent from, notice to, or filing with, any Governmental Body or party to a Material Contract to which any Acquired Company is a party or by which any of their respective properties or assets are bound at any time prior to the Closing in connection with the execution and delivery of this Agreement or the consummation by the Company of the Merger.

2.24        Financial Advisor. Except as set forth in Part 2.24 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage or finder’s fee in connection with the Merger or any of the other Transactions Contemplated by this Agreement based upon arrangements made by or on behalf of the Acquired Companies.

2.25        Inventories. The Inventories of the Acquired Companies (including raw materials, supplies, work-in-process, finished goods and other materials) are (i) in good, merchantable and useable condition, (ii) reflected on the Latest Balance Sheet and will be reflected on the books and records of the Acquired Companies on the Effective Time at the lower of cost or market in accordance with GAAP, and (iii) of a quality and quantity useable in the ordinary course of business. The inventory obsolescence policies of the Acquired Companies are appropriate for the nature of the products sold and the marketing methods used by the Acquired Companies; the reserve for inventory obsolescence contained on the Latest Balance Sheet will fairly reflect the amount of obsolete inventory as of the Latest Balance Sheet Date, and the reserve for inventory obsolescence to be contained on the books and records of the Acquired Companies on the Effective Time will fairly reflect the amount of obsolete inventory as of the Effective Time.

2.26        Major Suppliers. Part 2.26 of the Company Disclosure Schedule sets forth a complete and accurate list of the top 10 suppliers of goods or services to the Acquired Companies (based on the amount paid by the Acquired Companies to that supplier since the Year-End Balance Sheet Date) (each, a “Major Supplier”), together with the amount paid during such period. No Acquired Company is engaged in any material dispute with any Major Supplier and, to the Company’s Knowledge, no Major Supplier intends to terminate, limit or reduce its business relations with an Acquired Company. Except as set forth in Part 2.26 of the Company Disclosure Schedule, no Major Supplier has terminated or materially reduced its relationship with the Acquired Companies since the Year-End Balance Sheet Date, and the Company has not received written notice that any information, facts or circumstances that would reasonably be expected to result in any such termination or reduction. To the Knowledge of the Company, the relationships of the Acquired Companies with their customers, suppliers and subcontractors and with manufacturers are satisfactory.

2.27        Related Party Transactions. Except as set forth in Part 2.27(a) of the Company Disclosure Schedule, there are no obligations of the Acquired Companies to, or Contracts with, and none of the properties, assets or rights (whether tangible or intangible) used in the business of the Acquired Companies are owned by, any current or former officers, directors, stockholders, consultants or employees of the Acquired Companies or, to the Company’s Knowledge, their respective Affiliates or family members, other than (a) obligations for the payment of salaries, bonuses and consulting fees for services rendered, or the reimbursement of customary and reasonable expenses incurred on behalf of the Acquired Companies, in each case in the ordinary course of business consistent with past practice, (b) benefits due under Company Plans and ordinary course fringe benefits which are set forth on Part 2.16(a) of the Company Disclosure Schedule and (c) Contracts relating to outstanding Company Options, true, correct and complete copies of which have been made available to Parent or its counsel (each Contract required to be set forth on Part 2.27(a) of the Company Disclosure Schedule, an “Affiliate Agreement”). No officer, director or employee of the Acquired Companies or, to the Company’s Knowledge, Company Stockholder is directly interested in any Material Contract. Except as set forth in Part 2.27(b) of the Company Disclosure Schedule, neither the Acquired Companies nor, to the Company’s Knowledge, any of their Affiliates, directors, officers or employees of the Acquired Companies possess, directly or indirectly, any financial interest in, or is a director, officer or employee of, any entity that is a material supplier, contractor, lessor, lessee or competitor of the Acquired Companies.

2.28        Option Payments. The allocation of the consideration pursuant to Section 1.6 amongst the Participating Securityholders (the “Option Payments”), the payment thereof to the Participating Securityholders, and the payment schedule provided by or on behalf of the Company or such Participating Securityholders with respect to such payments contemplated by Section 1.6, is, in each case, true, correct and complete in all material respects and complies in all material respects with all applicable Tax Laws, the Company Charter, the Company’s Organizational Documents of each of the Company’s Subsidiaries, including all amendments thereto.

2.29        Acknowledgement by Company. The Company hereby acknowledges and agrees that the representations and warranties made by Parent and Merger Sub as set forth in Section 3 of this Agreement, constitute the sole and exclusive representations of Parent and Merger Sub to the Company in connection with the transactions contemplated hereby, and Company understands, acknowledges and agrees that, except for the representations and warranties set forth in Section 3 of this Agreement, all other representations and warranties by any Person of any kind or nature expressed or implied are specifically disclaimed by Parent and Merger Sub, and the Company has not relied on the accuracy or completeness of any representations, warranties or other information other than as expressly set forth in this Agreement.

SECTION 3.        Representations and Warranties of Parent and Merger Sub.

As an inducement to the Company to enter into this Agreement and to consummate the transactions contemplated hereby, Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows on the Execution Date and (if the Transactions Contemplated by this Agreement are consummated) the Closing Date (in each case, unless the representation or warranty speaks expressly as of a particular date, in which case it is true and correct only as of such date):

3.1          Due Incorporation, Etc. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is duly qualified or licensed and in corporate and tax good standing to do business in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

3.2          Authority; Binding Nature of Agreement. Parent and Merger Sub have all necessary corporate power and authority to perform their obligations under this Agreement, and the execution, delivery and performance by Parent and the Merger Sub of this Agreement have been duly authorized by all necessary action on the part of Parent, Merger Sub and their respective boards of directors. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.3          Merger Sub. Parent owns all of the issued and outstanding capital stock of Merger Sub, free and clear of all Liens. Merger Sub was formed solely for the purpose of engaging in the Transactions Contemplated by this Agreement and has engaged in no business activity other than as contemplated by this Agreement. Except for obligations or Liabilities incurred in connection with its incorporation and the Transactions Contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or Liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person. Parent has made available to the Company an accurate and complete copy of Merger Sub’s organizational documents, each as amended or restated as of the date hereof and the Closing Date.

3.4          Non-Contravention; Consents. With respect to clauses (b) and (c) only, except for violations and defaults that would not reasonably be expected to have a Parent Material Adverse Effect on the ability of Parent or Merger Sub to consummate the Transactions Contemplated by this Agreement, the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions Contemplated by this Agreement shall not cause a: (a) violation of any of the provisions of the Organizational Documents of Parent or Merger Sub; (b) violation by Parent or Merger Sub of any Law applicable to Parent or Merger Sub; or (c) default (or an event that, with or without notice or lapse of time or both would constitute a default) on the part of Parent or Merger Sub under, result in a material modification or termination under, or give to others any rights of termination, modification, acceleration, reacquisition, transfer or cancellation of, or result in the creation of a Lien on, any of the properties or assets of Parent or Merger Sub, including any Intellectual Property, pursuant to any material Contract to which Parent or Merger Sub is a party, by which Parent or Merger Sub or any of their respective assets or properties are bound or to which Parent or Merger Sub or any of their respective assets or properties are subject. Except (i) as may be required by the DGCL or (ii) to the extent that the failure to obtain such Consent, or make such notice or filing, would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor Merger Sub is required to obtain any Consent from, notice to, or filing with, any Governmental Body or party to a Contract to which Parent or Merger Sub is a party or by which any of their respective properties or assets are bound at any time prior to the Closing in connection with the execution and delivery of this Agreement or the consummation by Parent or Merger Sub of the Merger or any of the other Transactions Contemplated by this Agreement.

3.5          Legal Proceedings. There is no pending Legal Proceeding, and, to the knowledge of Parent, no Person has threatened to commence any Legal Proceeding, that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Transactions Contemplated by this Agreement.

3.6          Financial Advisor. No broker, finder or investment banker is entitled to any brokerage or finder’s fee in connection with the Merger or any of the other Transactions Contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

3.7          Sufficient Funds; Value of the Merger. As of the Effective Time or as of the date any Contingent Payment becomes payable hereunder, as applicable, Parent will have available funds in an amount sufficient to enable Parent to pay all cash amounts payable to the Participating Securityholders on the terms contemplated hereby. The aggregate value of the Merger as determined under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, does not exceed $376 million.

3.8          SEC Filings.

(a)               Parent has timely filed with the SEC all filings required to be filed by it under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder Since January 1, 2017 (the “SEC Filings”) and the SEC Filings complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder at the time they were filed (or if amended or superseded by a filing or other public disclosure prior to the Execution Date, then on the date of such filing or other public disclosure) and (ii) the SEC Filings did not as of the time they were filed (or if amended or superseded by a filing or other public disclosure prior to the Execution Date, then on the date of such filing or other public disclosure) contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)               The consolidated financial statements dated as of the end of Parent’s last completed fiscal year contained in the SEC Filings are complete and correct in all material respects, comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and present fairly the financial position of Parent as of such date, and the results of its operations and the changes in stockholders equity for the year then ended, in accordance with GAAP, as qualified by the requirements of the form of such filings, consistently applied.

(c)               Since the last day of Parent’s last completed fiscal year, there has been no change in the business or financial condition of Parent, except (i) as set forth in the SEC Filings or other public disclosure, or (ii) such other changes in the ordinary course of business that do not constitute a Parent Material Adverse Effect.

3.9          Parent Common Stock. The shares of Parent Common Stock subject to issuance to Participating Securityholders pursuant to this Agreement, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable, free and clear of all Liens (other than Permitted Encumbrances and restrictions on transfer imposed under applicable securities Laws and restrictions on transfer thereof as provided for herein or Liens imposed as a result of any action or inaction of the Company or any Participating Securityholder), and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the organizational documents of Parent or any agreement to which Parent is a party or is otherwise bound.

3.10        Acknowledgement by Parent and Merger Sub. Parent and Merger Sub hereby acknowledge and agree that the representations and warranties made by the Company as set forth in Section 2 of this Agreement (including the related portions of the Company Disclosure Schedule), constitute the sole and exclusive representations of the Company to Parent and Merger Sub in connection with the transactions contemplated hereby, and Parent and Merger Sub understand, acknowledge and agree that, except for the representations and warranties set forth in Section 2 of this Agreement, all other representations and warranties by any Person of any kind or nature expressed or implied are specifically disclaimed by the Company, and Parent and Merger Sub have not relied on the accuracy or completeness of any representations, warranties or other information other than as expressly set forth in this Agreement (including the Company Disclosure Schedule).

SECTION 4.       Certain Covenants of the Company.

4.1          Access. During the period from the Execution Date through the earlier of the Effective Time or the termination of this Agreement pursuant to Section 9.1 (the “Pre-Closing Period”), the Company shall afford to the officers, employees and authorized representatives of Parent (including independent public accountants, financial advisors, environmental consultants and attorneys) reasonable access under the supervision of appropriate personnel of the Company during normal business hours (and subject to receipt of reasonable notice) to the offices, properties, employees and other service providers, and scientific, business and financial records of the Acquired Companies to the extent Parent shall deem necessary or desirable and shall furnish to Parent or their authorized representatives such additional information concerning the assets, properties, operations and business of the Acquired Companies as shall be reasonably requested, including all such information reasonably requested by Parent as shall be necessary to enable Parent or its representatives to verify the accuracy of the representations and warranties contained in this Agreement, to verify that the covenants of the Acquired Companies contained in this Agreement have been complied with and to determine whether the conditions set forth in Section 6 have been satisfied. Notwithstanding the foregoing, the Company shall not be required to provide access or disclose information to the extent such access or disclosure would, in the Company’s reasonable judgment (based on the advice of outside counsel), waive the attorney-client privilege of the Company and the parties shall reasonably cooperate to provide that all reasonably requested information that is entitled to protection under the attorney-client privilege shall be entitled to protection under the joint defense doctrine; provided, that in the event that the relies on this sentence to withhold access or disclosure, the Company shall, to the extent permitted by Law and the protection of such attorney-client privilege, promptly notify Parent of the nature of the withheld information and provide Parent of a reasonable opportunity to seek an appropriate remedy or waive compliance with the terms of this Agreement. Parent agrees that such investigation shall be conducted in such a manner as to not interfere unreasonably with the operations of the Acquired Companies. No investigation made by Parent or its representatives shall affect the representations and warranties of the Acquired Companies hereunder. During the Pre-Closing Period, the Company shall, if reasonably requested by Parent, use its commercially reasonable efforts to introduce Parent to collaborating institutions and individuals, customers and suppliers of the Acquired Companies for the purpose of facilitating the post-Closing integration of the Acquired Companies and their businesses into that of Parent.

4.2          Conduct of the Business of the Company. During the Pre-Closing Period, except (a) as expressly contemplated by this Agreement or as required by applicable Law, or (b) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed): (i) the Company shall (and shall cause each of the other Acquired Companies to) use commercially reasonable efforts to (A) carry on each Acquired Company’s business in the ordinary course, (B) preserve substantially intact each Acquired Company’s business organization, (C) preserve each Acquired Company’s material relationships with suppliers, distributors, licensors, licensees and others to whom the Company has contractual obligations, and (D) file all Tax Returns and pay all Taxes when due (unless contested in good faith in appropriate proceedings for which adequate reserves have been provided and Parent has been notified in writing); and (ii) except as set forth on Schedule 4.2, the Company shall not (and shall cause each of the other Acquired Companies not to):

(a)              change or amend the Company Charter, the Company’s bylaws or any charter or Organizational Documents of each of the other Acquired Companies, or authorize or propose the same;

(b)              split, combine or reclassify any of its capital stock (except in connection with the conversion of Company Preferred Stock to Company Common Stock or the exercise of Company Options); issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; other than as permitted by Section 1.10(a)(ii), declare, set aside, or pay any dividend or make any distribution (whether in cash or in kind) with respect to any of its capital stock, membership interest or other equity interests (as applicable) or redeem, purchase, or otherwise acquire, directly or indirectly, any of its capital stock, membership interests or other equity interests (as applicable);

(c)               issue, deliver, transfer or sell, or authorize to issue, deliver, transfer or sell, any shares of Company Capital Stock or securities convertible into, or subscriptions, rights, calls, conversion rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, or authorize or propose any change in its equity capitalization or capital structure; provided, however, that (i) the Company may issue shares of Company Common Stock in connection with the exercise of Company Options or other rights for Company Common Stock outstanding as of the Execution Date and (ii) the Company may issue shares of Company Capital Stock in connection with the conversion of Company Preferred Stock outstanding as of the Execution Date;

(d)               enter into or adopt any plan or agreement of complete or partial liquidation, restructuring, recapitalization or dissolution, or file a voluntary petition in bankruptcy or commence a voluntary legal procedure for reorganization, arrangement, adjustment, release or composition of Debt in bankruptcy or other similar Laws now or hereafter in effect;

(e)               fundamentally alter through liquidation, reorganization, restructuring or otherwise its corporate structure, including through reincorporation into a state that is not Delaware;

(f)               incur any Debt for borrowed money (other than borrowings in the ordinary course of business under existing lines of credit, letters of credit or similar arrangements issued for the benefit of suppliers or manufacturers), or guarantee any such Debt, or issue or sell any debt securities or guarantee any debt securities of others;

(g)               make any capital expenditures, capital additions or capital improvements, in excess of (x) $50,000 individually or (y) $100,000 in the aggregate;

(h)               knowingly waive any material right of any Acquired Companies under any Material Contract;

(i)                establish or acquire any Subsidiary;

(j)                acquire or agree to acquire by merging with, or by purchasing a portion of the stock or assets of, or by any other manner, any business or any entity;

(k)               (A) initiate any new line of business, (B) make any loan or capital contribution to, or investment in, any Person or (C) otherwise acquire or agree to acquire any securities or assets that are material, individually or in the aggregate, to the Acquired Companies;

(l)                except as required in the ordinary course of business, terminate, cancel, amend, waive, modify or fail to maintain, renew or comply with any material Permit;

(m)              sell, assign, lease (as lessor), license, transfer or otherwise dispose of, or mortgage or pledge, or impose or suffer to be imposed any Lien (other than Permitted Encumbrances) on, any of its assets;

(n)               (i) sell, assign, transfer, license, abandon or otherwise dispose of any Company Intellectual Property, or (ii) acquire, in-license or otherwise obtain any right, title or interest in or to any pending or issued Patents, inventions, patent disclosures or other material Intellectual Property from any other Person (other than, with respect to each of clauses (i) and (ii), non-exclusive licenses, material transfer agreements, or clinical trial agreements, in each case, entered into in the ordinary course of business, and, as applicable, the Company’s form agreement(s), provided that any Intellectual Property arising from any such form agreement will be solely owned by the Company), or (iii) acquire, in-license, file any patent application for, or otherwise obtain any right, title or interest in or to any Patent relating to the Product and/or the Company Compound, including any Compound Forms thereof (other than filing, prosecuting and maintaining Patents in the ordinary course of business);

(o)              take any action to adversely effect, or fail to take any action, in each case, reasonably necessary to preserve the validity, in each case as existing as of the date of this Agreement, of, any Company Intellectual Property or Permit;

(p)              enter into any Material Contract, amend or modify in any material respect any Material Contract or terminate any Material Contract, except as required in the ordinary course of business;

(q)              except in each case as may be required by applicable Law, make, revoke, or change any election in respect of Taxes, change an annual Tax accounting period, adopt or change any accounting method in respect of Taxes, file any amended Tax Return, enter into any closing agreement or other Contract with respect to Taxes with any Governmental Body, enter into any Tax sharing or similar agreement or assume any Liability for the Taxes of any other Person (whether by Contract or otherwise) except, in each case, for commercial agreements the primary purpose of which does not relate to Tax (such as loans or leases), settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes (excluding, for the avoidance of doubt, in connection with an ordinary course extension of time within which to file Tax Returns;

(r)               make, or amend, any filings with the FDA, the EMA or any other Regulatory Authority, except as required by Law;

(s)               (i) adopt, establish, enter into, amend or terminate any Company Plan or Company Service Provider Agreement or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Plan or Company Service Provider Agreement if it were in existence as of the Execution Date (except for amendments required to comply with applicable Law), (ii) increase the compensation or fringe benefits (including severance, termination, retention and change of control compensation or benefits) of, or grant any bonus or other incentive compensation to, any current or former employee, director or officer or other individual service provider of any Acquired Company, (iii) grant any severance or termination pay to any current or former director, officer or employee or other individual service provider of any Acquired Company, (iv) terminate the employment of any employee other than for cause or (v) hire any employee or engage any independent contractor (who is a natural person).

(t)                institute or waive, release, assign, compromise, commence, settle or agree to settle any Legal Proceeding;

(u)               discharge or satisfy any Lien or pay any obligation or liability other than in the ordinary course of business;

(v)               change its accounting methods, principles or practices, except insofar as may be required by a generally applicable change in GAAP or applicable Law; or

(w)               agree or commit to take any of the actions described in clauses above in this Section 4.2.

Notwithstanding the foregoing, Parent and Merger Sub acknowledge and agree that nothing contained in this Agreement shall give Parent or its Affiliates, directly or indirectly, the right to control or direct the operations of the Acquired Companies prior to the Closing.

4.3                Takeover Statutes. If any state takeover statute or similar Law shall become applicable to the Transactions Contemplated by this Agreement or any Ancillary Agreements, each of the Company and Parent and their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby or thereby may be consummated as promptly as practicable on the terms contemplated hereby or thereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby or thereby.

4.4                Regulatory Meetings. From and after the Execution Date through the Closing Date, the Company shall provide Parent with advance notice of all meetings, conferences, and discussions scheduled with Regulatory Authorities concerning any regulatory matters relating to the Product and/or the Company Compound, including any Compound Forms thereof, not later than five days after the Company receives notice of the scheduling of such meeting, conference, or discussion. Parent shall be entitled to have reasonable representation present at all such meetings; provided, however, that (a) the Company shall not, at any time following the Execution Date, request any meeting regarding the Product and/or the Company Compound, including any Compound Forms thereof with any Regulatory Authority, (b) the Company shall not accept any such meetings without prior approval of Parent and (c) the Company shall not attend any meetings with Regulatory Authorities regarding the Product and/or the Company Compound, including any Compound Forms thereof, without participation of Parent in such meeting. The Company and Parent shall use reasonable efforts to agree in advance on the scheduling of such meetings, conferences and discussions with any Regulatory Authority and on the agenda and objectives to be accomplished at any such meetings, conferences and discussions. Each party shall provide all such assistance as is reasonably requested by the other in the preparation and conduct of any such meetings, conferences and discussions, including any inspections by Regulatory Authorities with respect to the Product and/or the Company Compound, including any Compound Forms thereof.

4.5                Termination of Affiliate Agreements. Prior to or contemporaneously with the Closing, the Company shall cause the termination of all Affiliate Agreements, effective as of the Closing.

4.6                Financial Statements. The Company shall, at the written request of Parent made during the Pre-Closing Period, assist Parent in the preparation and filing of, and provide Parent with such additional information as Parent may reasonably request in order to comply with the requirements for financial statements included in Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and/or Current Reports on Form 8-K filed under the Exchange Act, as applicable, including the audited and unaudited financial statements of Company and Parent required by Rule 3.05 of Regulation S-X of the SEC together with the unqualified audit opinion of a nationally recognized accounting firm reasonably acceptable to Parent and such other audited historical and/or pro forma financial statements or other information of the Company that Parent may reasonably request in connection with Parent’s reporting and accounting obligations related to this Agreement or the Merger to the extent required by Article 3 or 11 of Regulation S-X of the SEC or pursuant to Parent’s reporting requirements under the Securities Act and/or the Exchange Act (the “Required Company Information”), including consent(s) from the Company’s independent accounting firm regarding the inclusion of the financial statements described in this Section 4.6 in such Reports and in the Registration Statement. In the event that the Company incurs any third-party expenses in order to provide such assistance to Parent, Parent shall promptly either reimburse the Company or pay such reasonable and out-of-pocket expenses directly on the Company’s behalf.

4.7                Option Termination Agreements. The Company shall use commercially reasonable efforts to cause each holder of Employee Options to deliver an Option Termination Agreement to the Company prior to the Closing Date and shall promptly deliver a copy of any such executed Option Termination Agreement to Parent.

4.8                Stockholder Consent.

(d)               As expeditiously as possible (and in any event within five (5) Business Days) following the execution of this Agreement, the Company shall mail or otherwise distribute the Information Statement, in a form reasonably acceptable to Parent, to the Company Stockholders, and shall promptly inform Parent of the date on which such Information Statement (including the notices contained therein) was sent to the Company Stockholders. The Information Statement shall include, among other things, (i) a summary of the Merger and this Agreement (which summary shall include a summary of the terms relating to the indemnification obligations of the Participating Securityholders, the authority of the Securityholders’ Representative and a statement that the adoption of this Agreement by the stockholders of the Company shall constitute approval of such terms), (ii) a copy of this Agreement, (iii) the Company Financial Statements, (iv) a description of any interested persons or interested transactions with respect to the Merger and this Agreement, (v) a statement that appraisal rights are available for the shares of Company Stock pursuant to Section 262 of the DGCL and a copy of such Section 262, (vi) such other information as may be required by Rules 502 or 506 of Regulation D promulgated under the Securities Act, and (vii) pursuant to Section 228 of the DGCL, a written notice to all stockholders of the Company that did not execute such Written Consent informing them that this Agreement and the Merger were adopted and approved by the stockholders of the Company. Parent and its counsel shall be given an adequate opportunity to review and comment on the Information Statement, and the Company shall reflect all reasonable comments of Parent or its counsel thereon. As expeditiously as reasonably possible following the execution of this Agreement, and in any event by 5:00 p.m., New York City time, on the second (2nd) Business Day immediately following the date of this Agreement, the Company shall use reasonable best efforts to secure the Written Consents from Company Stockholders necessary to secure the Required Company Stockholder Vote, which consents shall be in a form that is reasonably acceptable to Parent. As promptly as reasonably practicable following the receipt of the Required Company Stockholder Vote, the Company shall deliver to Parent a certificate executed on behalf of the Company by its Secretary and certifying that the Required Company Stockholder Vote has been obtained.

(e)                The Company shall use reasonable efforts to ensure that the Information Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading (provided that the Company shall not be responsible for the accuracy or completeness of any information concerning Parent or Merger Sub furnished by Parent in writing for inclusion in the Information Statement). Parent shall use reasonable efforts to ensure that the Information Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading (provided that Parent shall only be responsible for the accuracy and completeness of information concerning Parent or Merger Sub).

SECTION 5.      Additional Covenants of the Parties.

5.1                Section 280G. The Company shall, prior to the Closing (i) secure from any Person who is a “disqualified individual”, as defined in Section 280G of the Code, of the Company or any parent or Subsidiary of the Company and who has a right to any payments and/or benefits or potential right to any payments and/or benefits in connection with the consummation of the Merger (either alone or upon the occurrence of any additional or subsequent events) that would be deemed to constitute “parachute payments” pursuant to Section 280G of the Code, a binding written waiver of such Person’s rights to any such payments and/or benefits applicable to such Person to the extent that all remaining payments and/or benefits applicable to such Person shall not be deemed to be “parachute payments” pursuant to Section 280G of the Code (the “Waived 280G Benefits”) to the extent such parachute payments are not subsequently approved pursuant to a stockholder vote in accordance with the requirements of Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code (such vote the “280G Stockholder Vote”); (ii) submit for approval by the Company Stockholders the Waived 280G Benefits, to the extent and in the manner that satisfies the requirements of the 280G Stockholder Vote; and (iii) provide all required disclosure to all persons entitled to vote under Section 280G(b)(5)(B)(ii) of the Code and hold a vote of stockholders in the manner intended to satisfy the requirements of the 280G Stockholder Vote. The Company shall not pay any of the Waived 280G Benefits if such payment is not approved by the Company Stockholders as contemplated above. If applicable, prior to the Closing Date, the Company shall deliver to Parent evidence satisfactory to Parent that a vote of the Company Stockholders was received in conformance with Section 280G of the Code and the regulations thereunder, or that such requisite stockholder approval has not been obtained with respect to the Waived 280G Benefits, and, as a consequence, the Waived 280G Benefits have not been and shall not be made or provided. No fewer than two (2) days before taking such actions, the Company shall deliver to Parent for review and comment copies of any documents or agreements necessary to effect this Section 5.1, including, but not limited to, any stockholder consent form, disclosure statement, or waiver, and the Company shall revise any such documents or agreements to take into account any reasonable comments received from Parent on such documents or agreements; provided that Parent shall in no way be responsible for any of the content of such disclosure except for information supplied in writing by Parent expressly for inclusion therein.

5.2                Regulatory Filings; Reasonable Best Efforts.

(a)               Each of the Company and Parent shall give the other party prompt notice of the commencement or known threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger or any of the other Transactions Contemplated by this Agreement, keep the other party informed as to the status of any such Legal Proceeding or threat, and each of the Company or Parent will permit authorized representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding, to participate in, or review, any material communication before it is made to any Governmental Body, and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding, including by providing the other party with a reasonable opportunity to review and comment on any filing, submission, response to an information request or other (oral or written) communication and to consider in good faith the view of the other party to be submitted or made to any Governmental Body and such receiving party shall consider any such received comments in good faith. To the extent permitted by applicable Law, the Company will not, nor will it permit any of its representatives to make any material communications with, or proposals relating to, or enter into, any material understanding, undertaking or agreement with, any Governmental Body relating to the transaction contemplated by this Agreement without Parent’s prior review and approval. Notwithstanding anything in this Agreement to the contrary, materials provided pursuant to this provision and Section 5.2(a) may be (i) redacted (x) to remove references concerning the valuation of the business of Acquired Companies and their Affiliates, (y) as necessary to comply with contractual arrangements and (z) as necessary to address reasonable privilege or confidentiality concerns, and (ii) may be restricted to outside counsel.

(b)               Upon the terms and conditions set forth herein, each of the parties (excluding the Securityholders’ Representative) shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things, necessary, proper or advisable to make effective as promptly as practicable, but in no event later than the End Date, the Merger and other transactions contemplated hereby in accordance with the terms hereof. Without limiting the generality of the foregoing, the Company shall use commercially reasonable efforts to obtain all consents and waivers with respect to (i) the Contracts set forth on Part 2.23 of the Company Disclosure Schedule, (ii) any and all Contracts entered into by the Acquired Companies following the Execution Date and prior to the Closing and (iii) all other Contracts as reasonably requested by Parent, in each case, that are required to be obtained from parties to such Contracts to which any Acquired Company is a party in connection with the Transactions Contemplated by this Agreement and the Ancillary Agreements.

(c)               The parties hereto acknowledge and agree that the obligations of Parent shall not include any requirement of Parent to defend any proceeding challenging this Agreement or the consummation of the transactions contemplated hereby.

5.3                 Indemnification of Officers and Directors.

(a)               All rights to indemnification by the Company existing in favor of those Persons who are current or former directors and officers of the Acquired Companies (the “D&O Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time as provided in the Company Charter and the Company’s bylaws or in another Acquired Company’s Organizational Documents (as in effect on the Execution Date) and as provided in those indemnification agreements between the Acquired Companies and such D&O Indemnified Persons (as in effect on the Execution Date) listed in Schedule 5.3 and in the forms made available by the Company to Parent as of the Execution Date (the “Indemnification Agreements”), in each case subject to the terms, conditions and limitations thereof, shall survive the Merger and shall be observed by the Surviving Entity to the fullest extent available under applicable Law, and any claim made requesting indemnification pursuant to such indemnification rights shall continue to be subject to this Section 5.3(a) and the indemnification rights provided under this Section 5.3(a) until disposition of such claim.

(b)               Prior to the Closing, the Company shall purchase an extended reporting period endorsement (the “Tail D&O Policy”) under the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s directors and officers on terms reasonably acceptable to Parent that shall provide such directors and officers with coverage for six years following the Effective Time that provides at least the same coverage in scope and amount as the existing coverage and have other terms not materially less favorable in the aggregate to the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company and 100% of any premiums with respect to such Tail D&O Policy shall be paid by the Company (and shall be deemed a Closing Date Transaction Expense). After the Effective Time, Parent shall and shall cause the Surviving Entity to maintain such policy in full force and effect, and continue to honor the obligations thereunder.

(c)                In the event that Parent, the Company or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent, the Company or the Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 5.3.

(d)               The provisions of this Section 5.3 shall survive the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the D&O Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such D&O Indemnified Person may have by contract or otherwise. This Section 5.3 may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected D&O Indemnified Person.

5.4                Disclosure. No party shall issue any press release or public announcement relating to the subject matter of this Agreement without the prior written approval of the other parties; provided, however, that (a) the Company and the Securityholders’ Representative acknowledge and agree that Parent (i) may issue, without the approval of any other party, a press release with respect to this Agreement and the matters contemplated hereby, provided, that Parent shall provide a copy of such press release to the Company prior to issuance and consider in good faith any comments of the Company, (ii) intends to publicly file this Agreement with the SEC, and (iii) intends to seek confidential treatment under applicable SEC rules with respect to certain matters and terms contained in this Agreement; (b) Parent or the Company may make any public disclosure it believes in good faith is required by applicable Law or stock market rule (in which case the disclosing party shall use reasonable best efforts to advise the other party and provide them with a copy of the proposed disclosure prior to making the disclosure); and (c) Parent and its Affiliates shall not be bound by the provisions of this Section 5.4 following the Closing Date. Notwithstanding anything in this Agreement to the contrary, following Closing and after the public announcement of the Merger, the Securityholders’ Representative shall be permitted to publicly announce that it has been engaged to serve as the Securityholders’ Representative in connection herewith as long as such announcement does not disclose any of the other terms hereof.

5.5                Tax Matters.

(a)               The Company shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns that are required to be filed by the Acquired Companies (taking into account any extension properly obtained) on or before the Closing Date, and shall pay, or cause to be paid, all Taxes of the Acquired Companies due on or before the Closing Date. All such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Acquired Companies with respect to such items, except as otherwise required by applicable Law.

(b)               The Parent shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all Tax Returns of the Acquired Companies for any taxable period ending prior to or on the Closing Date that are filed after the Closing Date and for all Straddle Periods (each, a “Parent Prepared Return”). All Parent Prepared Returns shall (i) be prepared and filed in a manner consistent with past practice of the applicable Acquired Company unless otherwise required by applicable Law and (ii) to the extent any such Tax Return is a Tax Return with respect to income or similar Taxes (an “Income Tax Return”), include all Transaction Deductions in the Tax period ending on or before the Closing Date to the maximum extent permitted by applicable Law. Parent with respect to any Parent Prepared Return constitutes the “Preparing Party” and the Securityholders’ Representative with respect to any Parent Prepared Return constitutes the “Non-Preparing Party.”

(i)        The Preparing Party will submit each Parent Prepared Return to the Non-Preparing Party for review and comment at least 60 days for any Income Tax Return, and within a commercially reasonable amount of time for any non-Income Tax Return, prior to the due date for filing such Tax Return (or, if such due date for an Income Tax Return is within 30 days following the Closing Date, as promptly as practicable following the Closing Date, but in no case less than five (5) days prior to such due date), and will consider in good faith any reasonable comments received in writing within 30 days in the case of any Income Tax Return, and as soon as reasonably practicable in the case of any non-Income Tax Return, after the Preparing Party’s delivery of such Tax Return to the Non-Preparing Party (together with all reasonably related calculations, schedules and supporting documents). For any such Parent Prepared Returns, the parties shall try in good faith to resolve any disagreements concerning such Tax Returns within 10 days following the submission of comments by the Non-Preparing Party and shall submit any unresolved dispute to a Tax partner at the Dispute Auditor (the “Tax Referee”) for prompt resolution following such 10-day period; and, if any such contested Tax Return is not resolved prior to the due date of such Tax Return, the Preparing Party shall cause such contested Tax Return to be executed and duly and timely filed with the appropriate Taxing Authority. Following the resolution of such dispute with respect to a contested Tax Return, the applicable Acquired Company shall amend and file such Tax Return as necessary to reflect the resolution between the Preparing Party and the Non-Preparing Party or by the Tax Referee, as applicable. The procedural provisions of Section 1.10(c) of this Agreement concerning the Dispute Auditor shall apply with appropriate adjustments to the resolution of any tax disputes by the Tax Referee. To the extent any Taxes shown on any Parent Prepared Returns prepared and finalized in accordance with this Section 5.5(b) are subject to indemnification under Section 8.1 (but, for the avoidance of doubt, (i) subject to the same limitations as otherwise applicable to any indemnity for Pre-Closing Taxes under this Agreement, and (ii) without duplications with any other provisions concerning indemnity for Pre-Closing Taxes under this Agreement), Parent shall be entitled to reimbursement from the Escrow Fund, in accordance with Section 8.7, no later than 2 Business Days prior to the due date of such payment by the applicable Acquired Company of such Taxes.

(ii)       For all purposes of this Agreement, the amount of Indemnified Flow-Through Taxes reflected on any Tax Return filed by Parent or any of its U.S. Affiliates for a taxable year in which Parent or any of such Affiliates is a United States shareholder, within the meaning of Section 951(b) of the Code, on the last day of the taxable year of an Acquired Company that is not organized in the United States (or any political subdivision thereof) (each, an “Acquired Foreign Company”) that includes the Closing Date (for U.S. federal income tax purposes and associated state or local tax purposes) on which such Acquired Foreign Company is a controlled foreign corporation, within the meaning of Section 957(a) of the Code (each, an “Indemnified Flow-Through Tax Return”), shall be deemed to be such amount of Indemnified Flow-Through Taxes reflected on a “Pro Forma Indemnified Flow-Through Tax Return” prepared and finalized pursuant to this Section 5.5(b)(ii). At least 60 days prior to the filing of any Indemnified Flow-Through Tax Return, Parent will prepare and deliver or cause to be prepared and delivered to the Securityholders’ Representative a pro forma Tax Return with respect to the Company and the Acquired Foreign Companies calculating Indemnified Flow-Through Taxes as if the Company filed Income Tax Returns on a separate, stand-alone basis after the Closing, and the Acquired Foreign Companies were the only Subsidiaries of the Company classified as foreign corporations for U.S. federal income tax purposes (each, a “Pro Forma Indemnified Flow-Through Tax Return”), and will consider in good faith any reasonable comments received in writing within 30 days of Parent’s delivery of such Pro Forma Indemnified Flow-Through Tax Return to the Securityholder’s Representative. Any disputes regarding a Pro Forma Indemnified Flow-Through Tax Return shall be resolved in accordance with the procedures set forth in Section 5.5(b)(i). To the extent any Taxes shown on any Pro Forma Indemnified Flow-Through Tax Return prepared and finalized in accordance with this Section 5.5(b)(ii) are subject to indemnification under Section 8.1 (but, for the avoidance of doubt, (i) subject to the same limitations as otherwise applicable to any indemnity for Pre-Closing Taxes under this Agreement, and (ii) without duplications with any other provisions concerning indemnity for Pre-Closing Taxes under this Agreement), Parent shall be entitled to reimbursement from the Escrow Fund, in accordance with Section 8.7, upon finalization of such Pro Forma Indemnified Flow-Through Tax Return. For the avoidance of doubt and notwithstanding anything in this Agreement to the contrary, neither the Securityholders’ Representative nor any holder of Company Securities shall have any access to any Tax information, books and records prepared or filed with respect to any consolidated, combined or unitary group of which Parent is the common parent.

(iii)      For all purposes of this Agreement, in the case of any Straddle Period, (x) the amount of any Taxes based on or measured by income, receipts or payroll of the Acquired Companies for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date and in the case of any Taxes attributable to the ownership of any equity interest in any partnership or other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable state, local or non-U.S. Law), as if the taxable period of such partnership, other “flowthrough” entity or “controlled foreign corporation” ended as of the end of the Closing Date), and (y) the amount of other Taxes of the Acquired Companies that relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is number of days in in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(c)               Parent will not (and will not permit any of its Affiliates, including the Acquired Company) (i) file or amend any Tax Returns of the Acquired Companies with respect to any Pre-Closing Tax Period, except, for the avoidance of doubt (x) the filing of Parent Prepared Returns in accordance with the provisions of Section 5.5(b), and (y) the amendment of any such Tax Return as a result of a resolution of a Tax Claim managed in accordance with the provisions of Section 5.5(d), (ii) make or change any Tax election or change any method of accounting that has retroactive effect to any Tax Return of the Acquired Companies for a Pre-Closing Tax Period (including any election pursuant to Section 338 or 336 of the Code), (iii) initiate discussions or examinations or otherwise voluntarily approach (or make voluntary disclosure of whatever kind to) any Tax authority regarding any Tax or Tax Return of any Acquired Company for a Pre-Closing Tax Period (including for the avoidance of doubt any Straddle Period) or (iv) agree to extend or waive the statute of limitations with respect to Taxes of any Acquired Company for a Pre-Closing Tax Period, in each case except with the prior written consent of the Securityholders’ Representative (which consent shall not be unreasonably withheld, conditioned or delayed).

(d)               If, subsequent to the Closing, Parent, the Acquired Companies or any of their Affiliates receives notice any audit, litigation or other proceeding with respect to Taxes of any Acquired Company (each a “Tax Claim”) regarding any Pre-Closing Tax Period or with respect to which Participating Securityholders may otherwise be required to provide indemnification under this Agreement, then within 10 Business Days after receipt of such notice, the Parent shall notify the Securityholders’ Representative in writing of such notice (which notice shall include detailed information including copies of any written materials received). No delay or failure in so notifying the Securityholders’ Representative shall relieve the Participating Securityholders from any liability or obligation hereunder to the extent they shall have been actually and materially prejudiced as a result of such delay or failure.

(i)        The Securityholders’ Representative may elect to control the conduct and resolution of such Tax Claim to the extent that such Tax Claim relates solely to a Pre-Closing Tax Period of the Acquired Companies (a “Pre-Closing Tax Claim”), provided that (i) the Securityholders’ Representative shall permit Parent to participate in such Pre-Closing Tax Claims (using counsel of its own choosing) at the sole cost and expense of Parent, (ii) the Securityholders’ Representative shall keep Parent reasonably informed of all material developments on a timely basis with respect to any such Pre-Closing Tax Claim, and (iii) the Securityholders’ Representative shall not enter into any settlement of, otherwise compromise or abandon any Pre-Closing Tax Claim without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

(ii)       With respect to any Tax Claim (i) involving Tax matters or items that could reasonably be expected to form the basis for a claim of indemnification against the Securityholders’ pursuant to this Agreement and (ii) that the Securityholders’ Representative does not or cannot elect to control pursuant to Section 5.5(d)(i), Parent will control such Tax Claim, including the defense and settlement thereof; provided that, (i) to the extent the Securityholders’ Representative cannot assume the control of such Tax Claim because such Tax Claim covers one or more Pre-Closing Tax Period as well as one or more Tax periods commencing after the Closing Date, Parent shall use commercially reasonable efforts to separate the periods with respect to which a Tax Claim apply to allow the Securityholders’ Representative to control a Pre-Closing Tax Claim, (ii) Parent shall permit the Securityholders’ Representative to participate in such Tax Claim (using counsel of its own choosing) at the sole cost and expense of the Participating Securityholders, (iii) Parent shall keep the Securityholders’ Representative reasonably informed of all material developments on a timely basis with respect to any such Tax Claim, and (iv) Parent shall not enter into any settlement of, otherwise compromise or abandon any such Tax Claim without the prior written consent of the Securityholders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

(iii)      Notwithstanding anything to the contrary in Section 8.3, this Section 5.5(d) and not Section 8.3 shall apply with respect to Tax Claims.

(e)               Parent, the Acquired Companies and their Affiliates, on the one hand, and the Securityholders’ Representative, on the other hand, shall (i) cooperate in connection with the preparation and filing of Tax Returns, and any proceeding, investigation, audit or review by a Governmental Body with respect to Taxes and (ii) use commercially reasonable efforts to obtain any certificate or other document from any Governmental Body as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the transactions contemplated hereby. Such cooperation shall include the retention and, upon Parent’s or Securityholders’ Representative’s request, the provision of records and information that are reasonably relevant to any such preparation, filing, proceeding, investigation, audit or review and access to employees and outside counsel, advisors and accountants on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent and the Acquired Companies, on the one hand, and the Securityholders’ Representative, on the other hand, agree to (to the extent applicable) (i) retain all books and records (in the case of the Securityholders’ Representative, to the extent in the Securityholders’ Representative’s possession) with respect to Tax matters pertinent to the Acquired Companies relating to any Pre-Closing Tax Period, and to abide by all record retention agreements entered into with any Governmental Body and (ii) use commercially reasonable efforts to give the other party reasonable written notice prior to destroying or discarding any such books and records and, if the other party so requests, Parent and the Securityholders’ Representative, as the case may be, shall allow the other party to take possession of such books and records.

(f)                Parent, on one hand, and the Participating Securityholders, on the other hand, shall each bear 50% of all sales, use, value added, transfer, stamp, registration, documentary, conveyance, recording, excise, real property transfer or gains, or similar Taxes (“Transfer Taxes”) incurred as a result of the Transactions Contemplated by this Agreement, and the Person(s) required to do so under applicable law shall file all related Tax Returns, and the parties shall cooperate in connection with any such filings. Neither party shall be liable to pay any proportion of any additional Taxes, penalties, interest or similar costs incurred by the delay, failure or defaults of the other party to comply with its filing, registration and stamping obligations under this Section 5.5(f).

(g)               Any refunds of Taxes (including for avoidance of doubt, for all purposes of this Section 5.5(g), any credit received in lieu of refunds of Taxes), including any interest received from a Governmental Body thereon (net of any Taxes and any reasonable out-of-pocket expenses incurred with respect thereto), attributable to any Pre-Closing Tax Period of any Acquired Company (“Tax Refunds”) shall be for the account of the Securityholders, except to the extent such Tax Refund is attributable to (i) the carry back of any net operating loss carry back, Tax credit or other Tax attribute incurred in a taxable period (or portion thereof) commencing after the Closing Date, (ii) a Tax Refund the amount of which was included in the calculation of Closing Net Assets. The amount of any such Tax Refunds shall be paid to the Payment Agent for further distribution to the Participating Securityholders (other than holders of Employee Options in respect of such Employee Options) within five (5) Business Days of receipt of such Tax Refund (or the election to claim such credit in lieu of cash refund). With respect to any Straddle Period, the principles of Section 5.5(b)(ii) shall be applied in determining the extent any refunds are attributable to any Pre-Closing Tax Period. All such Tax Refunds for which a cash refund could be claimed shall be claimed as a cash refund rather than as a credit against future Tax liabilities to the extent permissible. Notwithstanding any provision in this Agreement to the contrary, if any Tax Refund with respect to which Parent paid or caused to be paid an amount to the Payment Agent for further distribution to the Participating Securityholders pursuant to this Section 5.5(g) is subsequently disallowed, reduced or required to be returned by the applicable Governmental Body, then amount equal to such disallowed, reduced or required to be returned Tax refund or credit (together with any interest, penalties or other amounts imposed by such Governmental Body in connection therewith) shall be considered a Loss for Taxes of the Parent Indemnified Parties subject to indemnification pursuant to Section 8.

(h)               The parties to this Agreement agree that: (i) the Merger shall be treated for federal and applicable state and local income Tax purposes as a sale or exchange of the Company Capital Stock subject to Section 1001 of the Code (or any corresponding provision under applicable state or local Tax Law), and (ii) the contingent rights to receive Contingent Payment shall be treated as deferred contingent purchase price potentially eligible for installment sale treatment under Section 453 of the Code and any corresponding provision of state, local or non-U.S. Law as appropriate. No party to this Agreement shall file its Tax Returns in a manner that is inconsistent with the Tax treatment specified above.

5.6                Notification of Certain Events.

(a)               During the Pre-Closing Period, the Company shall promptly notify Parent of, and furnish Parent with any information it may reasonably request with respect to, the occurrence of any event or condition or the existence of any fact that may reasonably be expected to cause any of the conditions to the obligations of Parent to consummate the Merger set forth in Section 6 not to be satisfied (including any such breaches or inaccuracies of the representations and warranties set forth in Section 2); provided, that any breach of this Section 5.6(a) shall be considered a breach of representation and not a breach of covenant for purposes of the conditions precedent and indemnity provisions hereunder. The Company’s satisfaction of its obligations in the foregoing sentence shall not relieve the Company of any of its other obligations under this Agreement and no disclosure by the Company pursuant to this Section 5.6 shall be deemed to amend or supplement the Company Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty or breach of covenant, or waive any rights under Section 8 hereof.

(b)               During the Pre-Closing Period, Parent shall promptly notify the Company of, and furnish the Company with any information it may reasonably request with respect to, the occurrence of any event or condition or the existence of any fact that may reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the Merger set forth in Section 7 not to be satisfied (including any such breaches or inaccuracies of the representations and warranties set forth in Section 3). Parent’s satisfaction of its obligations in the foregoing sentence shall not relieve Parent of any of its other obligations under this Agreement.

5.7                Acquisition Proposals. During the Pre-Closing Period, the Company shall not, nor shall it authorize or permit any of its Affiliates, or any officer, director, employee, stockholder, investment banker, attorney or other agent, adviser or representative of any of the foregoing to, (a) solicit, initiate, induce, entertain, evaluate or encourage the submission of, or otherwise facilitate any Acquisition Proposal (as hereinafter defined), (b) enter into a letter of intent or Contract or understanding contemplating or otherwise relating to, otherwise approve or recommend, or consummate any Acquisition Proposal or (c) participate in any discussions or negotiations regarding, or furnish to any person any information concerning the business, properties or assets of the Acquired Companies for the purpose of facilitating the making of, or take any other action to facilitate any inquiries or the making of, any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. The Company shall, within 24 hours, advise Parent in writing of any Acquisition Proposal or of any request for information relating to any Acquired Company or for access to the properties, books or records of an Acquired Company by any Person who has informed the Company that such Person is considering making, or has made, an Acquisition Proposal, and the Company will promptly provide Parent with copies or a summary of any documents received relating to any Acquisition Proposal, including in each case the name of the Person making the Acquisition Proposal or inquiry, and agrees to keep Parent informed on a current basis of the status and details (including any material amendments or proposed amendments of any such inquiry or Acquisition Proposal). For purposes of this Agreement, “Acquisition Proposal” means any proposal for (x) a merger or other business combination involving the Company or any of its Subsidiaries or any equity or debt financing, joint venture, reorganization, recapitalization, liquidation, dissolution, share exchange or similar business transaction involving the Company or any of its Subsidiaries or (y) any proposal or offer to acquire in any manner, directly or indirectly any of the equity interests in any Acquired Company, any of the voting securities of any Acquired Company or any of the material assets of any Acquired Company or (z) any agreement made, other than in the ordinary course of business, with regard to the Intellectual Property owned or licensed by an Acquired Company that would result in the transfer of a substantial portion of the value of such Intellectual Property from the applicable Acquired Company to a Third Party.

5.8                Data Room. Within one Business Day prior to the Closing Date, Company shall deliver to Parent a compact disc (which shall be permanent and accessible, without the need for any password, with readily and commercially available software) containing, in electronic format, all documents posted to the online data room utilized for the transactions contemplated hereby.

5.9                Confidentiality.

(f)                The parties acknowledge that Parent and the Company have previously executed the Confidentiality Agreement, which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified herein.

(g)               The Company (prior to the Closing) and each of the Participating Securityholders (both prior to and after the Closing) who are or become bound hereby, including by execution and delivery of a Letter of Transmittal and/or Written Consent, agree not to, directly or indirectly, disclose the existence or terms of this Agreement or any other agreement contemplated hereby or any other information regarding this Agreement, the Merger or any of the other matters contemplated hereby, including any terms of this Agreement with respect to which Parent has sought confidential treatment under applicable SEC rules, except, in each case to the extent such information is or becomes generally known to the public (other than as a result of a disclosure by the Company or any Participating Securityholders).

(h)               Except as expressly permitted in Section 5.4, the Securityholders’ Representative agrees not to, directly or indirectly, disclose the existence or terms of this Agreement or any other agreement contemplated hereby or any other information regarding this Agreement, the Merger or any of the other matters contemplated hereby, including information provided to the Securityholders’ Representative pursuant to the terms of this Agreement, except, in each case (i) to the extent such information is or becomes generally known to the public (other than as a result of a disclosure by the Securityholders’ Representative without a breach of its obligations under this Section 5.2(c)), (ii) as required by applicable Law, (iii) to employees, advisors, agents or consultants of the Securityholders’ Representative and to the Participating Securityholders, in each case who have a need to know such information, and further provided that such persons are subject to confidentiality obligations with respect thereto, or (iv) is in connection with, and only to the extent required for, enforcement of rights or defense of claims (including, in each case, on behalf of the Participating Securityholders) under this Agreement and the transactions contemplated hereby and thereby.

5.10             401(k) Plan. Unless Parent requests otherwise in writing, the Board of Directors of the Company shall adopt resolutions terminating, effective no later than the day prior to the Closing Date, any Company Plan which is intended to meet the requirements of Section 401(k) of the Code, and which is sponsored, or contributed to, by the Company or any of its Subsidiaries (each, a “401(k) Plan”). At the Closing, the Company shall provide to Parent (a) executed resolutions of the Board of Directors of the Company authorizing such termination, and (b) an executed amendment to the 401(k) Plan sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder so that the tax-qualified status of the 401(k) Plan will be maintained at the time of termination.

5.11              Registration.

(i)                Following (i) the Closing and (ii) receipt of the Required Company Information, Parent shall use commercially reasonable efforts to (A) file with the SEC a registration statement as soon as practicable after the Closing Date but no later than 30 days after the Closing Date with respect to the public resale by the Participating Securityholders of all of the shares of Parent Common Stock that are to be issued to such Participating Securityholders in connection with the payment of the Stock Upfront Merger Consideration Amount, and (B) file with the SEC a registration statement with respect to the public resale by the Participating Securityholders of all of the shares of Parent Common Stock that may be issued to such Participating Securityholders in connection with the payment of the PKU Enrollment Milestone Payment as soon as practicable after the date of the Milestone Notice with respect to the applicable Milestone Event but no later than 30 days after such date; provided, that in the event Parent is engaged in an activity described in Section 5.11(c)(i) or (ii) below and Parent determines that such activity makes it not practicable for Parent to file such Registration Statement within such 30-day period, Parent may delay such filing until it becomes practicable for Parent to file such Registration Statement, but in any case no later than 90 days after such date, in each case on a continuous or delayed basis pursuant to Rule 415 under the Securities Act, in respect of which Parent may use a registration statement on Form S-3 (or any successor form registration statement available for such resale which permits incorporation by reference of Parent’s filings with the SEC to at least the same extent as such form) to the extent Parent is then eligible for its use (each, a “Registration Statement”), and cause such Registration Statement to become automatically effective upon filing if eligible to do so or if not eligible to do so, then use commercially reasonable efforts to take such actions as are necessary to cause such Registration Statement to become effective. Parent shall cause all such Parent Common Stock to be listed on NASDAQ so long as Parent Common Stock are listed on NASDAQ.

(j)                Parent shall maintain the continuous effectiveness of each Registration Statement (and maintain the current status of the prospectus or prospectuses contained therein) until the date that is the six (6) month anniversary of the Closing Date or the date of the Milestone Notice with respect to the PKU Enrollment Milestone Payment, as applicable, or such earlier time as all of the shares of Parent Common Stock covered by the Registration Statement have been sold pursuant thereto; provided, that the obligation to keep such Registration Statement effective under this Section 5.11(b) shall not apply during the pendency of any Force Majeure Event to the extent such Force Majeure Event is the reason for or cause of an inability to keep such Registration Statement effective. Parent will promptly notify the Securityholders’ Representative of the time the Registration Statement became effective or a supplement to any prospectus forming a part of the Registration Statement has been filed.

(k)               Parent may, by written notice to the Participating Securityholders, suspend the use of the Registration Statement after effectiveness and require that the Participating Securityholders immediately cease sales of shares pursuant to the Registration Statement, in the event that (i) Parent engages in a public offering of its securities (an “Offering Suspension”) or (ii) Parent is engaged in any activity, matter or transaction or preparations or negotiations for any activity, matter or transaction that Parent desires to keep confidential for business reasons, if Parent determines in good faith, upon advice of counsel, that the public disclosure requirements imposed on Parent under the Securities Act in connection with the Registration Statement would require disclosure of such activity, transaction, preparations or negotiations (a “Confidentiality Suspension”). Each Participating Securityholder agrees to keep and hold confidential the fact of, and any information contained or referenced in, any such notice described in this Section 5.11(c). Parent may suspend the use of the Registration Statement by requiring Participating Securityholders to cease sales of shares of Parent Common Stock upon notice to such Participating Securityholders of an Offering Suspension or a Confidentiality Suspension, provided that such suspensions, taken together, are not used more than three times in the aggregate or for more than thirty (30) Business Days in the aggregate.

(l)                If Parent suspends the use of the Registration Statement by notice to the Participating Securityholders and requires the Participating Securityholders to cease sales of shares pursuant to this Section 5.11, Parent shall, as promptly as practicable following the termination of the circumstance which entitled Parent to do so, take such actions as may be necessary to reinstate the effectiveness of the Registration Statement and/or give written notice to all Participating Securityholders authorizing them to resume sales pursuant to the Registration Statement. If as a result thereof the prospectus included in the Registration Statement has been amended to comply with the requirements of the Securities Act, Parent shall enclose such revised prospectus with the notice to Participating Securityholders given pursuant to this Section 5.11(d), and the Participating Securityholders shall make no offers or sales of shares pursuant to the Registration Statement other than by means of such revised prospectus.

(m)              Promptly following the filing by Parent of the Registration Statement, Parent shall furnish to each Participating Securityholder a copy of the prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act. Parent shall promptly provide the Participating Securityholders with revised or supplemented prospectuses and, following receipt of the revised or supplemented prospectuses, the Participating Securityholders shall be free to resume making offers and sales under the Registration Statement. Parent shall pay the expenses incurred by it in complying with its obligations under this Section 5.11, including all registration and filing fees, exchange listing fees, fees and expenses of counsel for Parent, and fees and expenses of accountants for Parent, but excluding (i) any brokerage fees, selling commissions or underwriting spread or discounts incurred by the Participating Securityholders in connection with sales under the Registration Statement and (ii) the fees and expenses of any counsel retained by or on behalf of the Participating Securityholders. Each Participating Securityholder shall pay any expenses incurred by it in connection with the performance of its obligations under or in compliance with this Section 5.11.

(n)          Parent shall not be required to include any shares of Parent Common in the Registration Statement unless:

(i)           the Participating Securityholder owning such shares furnishes to Parent in writing such information regarding such Participating Securityholder and the proposed sale of Parent Common Stock by such Participating Securityholder as Parent may reasonably request in writing in connection with the Registration Statement or as shall be required in connection therewith by the SEC or any state securities law authorities; and

(ii)          such Participating Securityholder shall have provided to Parent its written agreement (in form and substance satisfactory to Parent) to (A) indemnify Parent and each of its directors and officers against, and hold Parent and each of its directors and officers harmless from, any losses, claims, damages, expenses or liabilities (including reasonable attorney’s fees) to which Parent or such directors and officers may become subject by reason of any statement or omission in the Registration Statement made in reliance upon, or in conformity with, a written statement by such Participating Securityholder furnished pursuant to this Section 5.11, and (B) report to Parent sales made pursuant to the Registration Statement, which report may be made to Parent’s transfer agent in connection with such sales.

(o)          Solely for purposes of Section 5.11, if any Parent Common Stock is included in the Registration Statement under this Section 5.11, Parent agrees to indemnify and hold harmless each Participating Securityholder whose shares are included in the Registration Statement against any Losses, to which such Participating Securityholder may become subject by reason of any untrue statement of a material fact contained in the Registration Statement or any omission to state therein a fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, expenses or liabilities arise out of or are based upon information furnished to Parent by or on behalf of the Company or a Participating Securityholder for use in the Registration Statement. Parent shall have the right to assume the defense and settlement of any claim or suit for which Parent may be responsible for indemnification under this Section 5.11.

SECTION 6.       Conditions Precedent to Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the Transactions Contemplated by this Agreement are subject to the satisfaction (or waiver by Parent), at or prior to the Closing, of each of the following conditions:

6.1          Accuracy of Representations and Warranties. (a) The Specified Representations shall be true and correct in all respects as of the Execution Date and as of the Closing Date with the same effect as though made on and as of the Closing (except for any inaccuracies that are de minimis, individually or in the aggregate), (b) the representations and warranties of the Company set forth in Section 2 (other than the Specified Representations) that are qualified by materiality or Company Material Adverse Effect shall be true and correct in all respects as of the Execution Date and as of the Closing Date with the same effect as though made on and as of the Closing, and (c) the representations and warranties of the Company set forth in Section 2 (other than the Specified Representations) that are not qualified by materiality or Company Material Adverse Effect shall be true and correct in all material respects as of the Execution Date and of the Closing Date with the same effect as though made on and as of the Closing, in each case except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date.

6.2          Performance of Covenants. The Company shall have performed and complied with, in all material respects, all of its respective covenants hereunder at or before the Closing (to the extent that such covenants require performance by the Company at or before the Closing).

6.3          Stockholder Approval. This Agreement shall have been duly adopted by the Required Company Stockholder Vote and such Required Company Stockholder Vote and Written Consents shall not have been rescinded, cancelled or otherwise modified in any manner.

6.4          Dissenting Shares. Holders of no more than 5% of the outstanding shares of Company Capital Stock shall have exercised appraisal, dissenters’ or similar rights under applicable Law with respect to their shares by virtue of the Merger.

6.5          No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by Parent shall have been issued by any court of competent jurisdiction and remain in effect, and no material Law shall have been enacted that makes consummation of the Merger by Parent illegal.

6.6          No Litigation. There shall not be pending before any court of competent jurisdiction any lawsuit or other Legal Proceeding challenging the Merger.

6.7          Agreements and Documents. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

 (a)           written resignations of all directors and officers of the Acquired Companies, effective as of the Effective Time;

 (b)           the Certificate of Merger, executed by the Company;

(c)           at least five Business Days prior to the Closing Date, a spreadsheet (the “Closing Payment Schedule”), duly certified by an officer of the Company setting forth: (i) the name and address of each holder of Company Securities immediately prior to the Effective Time, (ii) the respective acquisition date(s) of such Company Securities, (iii) whether such shares of Company Capital Stock were acquired upon exercise of a Company Option (and if so, whether such Company Option was an “incentive stock option” within the meaning of Section 422 of the Code), (iv) to the extent applicable, the vesting schedule applicable to such Company Securities, (v) a designation, with respect to each Company Option, as to whether such Company Option is an Employee Option or Non-Employee Option, (vi) in the case of Company Capital Stock, the number of shares of Company Capital Stock held by each holder thereof immediately prior to the Effective Time (including the number of shares of Company Capital Stock for which Company Options are exercisable, (vii) a calculation of the Upfront Merger Consideration Amount and the Aggregate Exercise Amount, (viii) the portion of the Option Payments paid to or on behalf of each Participating Securityholder, and the portion of the Option Payments treated as “option premium” paid to such Participating Securityholder for U.S. federal income tax purposes, (ix) the portion of the Upfront Merger Consideration Amount, as of the Closing Date, which each holder of Company Securities is eligible to receive, (xii) the Securityholders’ Representative Reserve and any upfront engagement fee of the Securityholders’ Representative, (xiii) any required withholding (if any) with respect to each Person to whom any payment shall be due and payable in connection with the Closing, (xiv) the Ownership Percentage for each Participating Securityholder, and (xv) whether the Company reasonably believes that each Participating Securityholder is an “accredited investor” pursuant to Regulation D under the Securities Act;

(d)           a good standing certificate of the Company from the Secretary of State of the State of Delaware dated within seven days prior to the Closing Date;

(e)           a copy of the amended and restated certificate of incorporation of the Company, as amended (the “Company Charter”), certified as of a recent date by the Secretary of State of the State of Delaware;

(f)            a payoff letter from each payee of Closing Date Transaction Expenses and Closing Date Indebtedness indicating that upon payment of the applicable Closing Date Transaction Expenses or Closing Date Indebtedness amount, that such payee shall, as applicable, release his, her or its Liens and other security interests in, and agree to execute and/or file Uniform Commercial Code Termination Statements and such other documents or endorsements reasonably necessary to release his, her or its Liens and other security interest in, the assets and properties of Company, and that all obligations with respect to the related Debt or other obligations shall be satisfied;

(g)           non-competition agreements in the form attached as EXHIBIT E, duly executed by the Key Individuals and in full force and effect;

(h)           all third party consents, approvals, waivers and estoppel certificates listed in Schedule 6.7(h), in a form reasonably acceptable to Parent;

(i)            evidence, reasonably satisfactory to Parent, as to the termination of the Contracts and Company Plans listed in Schedule 6.7(i), without any liabilities thereunder on the part of the Acquired Companies;

(j)            evidence, reasonably satisfactory to Parent, that the issuance of shares of Parent Common Stock as part of the Aggregate Merger Consideration will be exempt from the registration requirements of the Securities Act;

(k)           the Escrow Agreement, duly executed by the Securityholders’ Representative and the Escrow Agent; and

(l)            such other certificates and instruments as it shall reasonably request in writing in connection with the Closing.

6.8          Estimated Closing Statement; Estimated Net Assets Statement. Parent shall have received from the Company (a) the Estimated Closing Statement, not less than five Business Days prior to the Closing Date and (b) the Estimated Net Assets Statement, not less than ten Business Days prior to the Closing Date.

6.9          Closing Certificate. The President or Chief Financial Officer of the Company shall have delivered to Parent a certificate (the “Company Officers Certificate”) to the effect that each of the conditions specified in Sections 6.1, 6.2 and 6.10 is satisfied in all respects.

6.10        No Material Adverse Effect. Since the Execution Date no Company Material Adverse Effect shall have occurred or be occurring.

6.11        FIRPTA Certificate. Parent shall have received a statement from the Company, dated as of the Closing Date and signed by an authorized officer of the Company, that the Company is not, and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation”, as defined in Section 897(c)(2) of the Code, such statement in form and substance reasonably satisfactory to Parent and conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and a notice to the IRS, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) dated as of the Closing Date, together with written authorization for Parent to deliver such notice to the IRS on behalf of the Company after the Closing.

6.12        Joinder Agreements. Each Joinder Agreement shall have been executed and delivered to Parent by the Required Joinders, and all such Joinder Agreements shall be in full force and effect.

6.13        Indebtedness. All Debt of the Company shall have been repaid in full or, upon payment of the Closing Date Indebtedness at Closing, will be repaid in full, including any prepayment penalties or change of control premiums or penalties, make-whole amounts or similar payments required in connection with the transactions contemplated hereby or prepayment or early termination of such Debt.

6.14        Affiliate Agreements. Parent shall have received evidence, in form and substance reasonably satisfactory to Parent, that the Affiliate Agreements shall have been satisfied and discharged in full and otherwise terminated, in each case without any liability to the Company or any Subsidiary.

6.15        Investor Representation Letters. Either all Participating Securityholders (other than the Identified Investors,) shall have returned Investor Representation Letters as of the Closing indicating that such Participating Securityholder is an “accredited investor” pursuant to Regulation D under the Securities Act or another arrangement shall have been procured such that Parent is reasonably satisfied that the consummation of the Merger and the other transactions contemplated hereby would not be deemed to be transactions involving any public offering of securities within the meaning of Section 4(a)(2) of the Securities Act; provided that Parent shall be under no obligation in connection with any such arrangement to alter the mix of consideration otherwise contemplated hereby.

6.16        280G Stockholder Vote. To the extent that execution and delivery of this Agreement, the shareholder approval of this Agreement or the consummation of the transactions contemplated hereby could reasonably be expected to (either alone or in conjunction with any other event) result in the payment of any “parachute payment” as defined in Section 280G(b)(2) of the Code, the 280G Stockholder Vote shall have occurred and any payments that could reasonably be expected to be non-deductible under Section 280G of the Code shall have been previously irrevocably waived by each of the applicable “disqualified individuals” (as defined under Section 280G of the Code and the regulations promulgated thereunder) unless approved in the 280G Stockholder Vote, and either approved or disapproved in the 280G Stockholder Vote.

SECTION 7.        Conditions Precedent to Obligation of the Company.

The obligation of the Company to effect the Merger and otherwise consummate the Transactions Contemplated by this Agreement is subject to the satisfaction (or waiver by the Company), at or prior to the Closing, of the following conditions:

7.1          Accuracy of Representations and Warranties. (a) The representations and warranties of Parent and Merger Sub set forth in Section 3 that are qualified by materiality or material adverse effect shall be true and correct in all respects as of the Execution Date and as of the Closing Date with the same effect as though made on and as of the Closing, and (b) the representations and warranties of Parent and Merger Sub set forth in Section 3 that are not qualified by materiality or material adverse effect shall be true and correct in all material respects as of the Execution Date and of the Closing Date with the same effect as though made on and as of the Closing, in each case except to the extent expressly made as of an earlier date (disregarding the reference to the Execution Date set forth in the introductory paragraph to Section 3), in which case such representations and warranties shall be true and correct as of such earlier date.

7.2           Performance of Covenants. Parent and Merger Sub shall have performed and complied with, in all material respects, all of their respective covenants hereunder at or before the Closing (to the extent that such covenants require performance by Parent or Merger Sub at or before the Closing).

7.3           No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by the Company shall have been issued by any court of competent jurisdiction and remain in effect, and no material Law shall have been enacted that makes consummation of the Merger by the Company illegal.

7.4         Closing Certificate. An authorized officer of Parent and Merger Sub shall have delivered to Company a certificate (the “Parent Officers Certificate”) to the effect that each of the conditions specified in Sections 7.1 and 7.2 is satisfied in all respects.

7.5         Escrow Agreement. The Company shall have received the Escrow Agreement, duly executed by Parent.

7.6         No Material Adverse Effect. Since the Execution Date, no Parent Material Adverse Effect shall have occurred or be occurring.

SECTION 8.       Indemnification.

8.1         Indemnification by Participating Securityholders. Subject to the other provisions of this Section 8, following the Closing, each Participating Securityholder shall, severally and not jointly, in accordance with such Participating Securityholder’s Economic Percentage, indemnify Parent and the Surviving Entity, their respective Affiliates, and each of their respective officers, directors, managers, employees, equityholders, agents, successors and permitted assigns (each a “Parent Indemnified Party”) in respect of, and hold them harmless against, any Losses suffered, incurred or sustained by any Parent Indemnified Party directly or indirectly resulting from or arising out of:

(a)           any inaccuracy in or breach of any representation or warranty made by the Company in this Agreement or in certificates delivered to Parent or Merger Sub by or on behalf of the Company in connection herewith;

(b)           any breach or nonfulfillment by the Company (prior to the Closing) of any of its covenants, obligations or agreements contained in this Agreement;

(c)            any Pre-Closing Taxes;

(d)            any claims by (i) any current or former Participating Securityholder, any alleged current or former holder of any security of the Company, relating to or arising out of (w) this Agreement or the transactions contemplated hereby, (x) the allocation, misallocation, miscalculation or inaccuracy of the Upfront Merger Consideration Amount, the Payment Amount, the Adjustment Amount, the Option Payments and/or any Contingent Payments amongst the Participating Securityholders, including as a result of any inaccuracy or error in the Closing Payment Schedule or any Future Payment Schedule, (y) the allocation, misallocation, miscalculation or inaccuracy of any distribution prior to the Effective Time to the Participating Securityholders or (z) such Person’s status or alleged status as an equity holder or ownership of securities in the Company at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise, or (ii) any Person to the effect that such Person is entitled to any security or any payment in connection with the Merger other than as specifically provided for in this Agreement;

(e)           any claim by a current or former holder of Company Common Stock, Company Option or any other Person, seeking to assert, or based upon: (i) ownership or rights to ownership of any shares of capital stock or other equity securities of the Company, including any claims for breaches of fiduciary duties owed to such Person in such capacity; or (ii) any rights of a stockholder or other equity holder (other than in the case of clauses “(i)” and “(ii)” claims based on the rights of any such Person to receive a portion of the payments contemplated to be made to such Person hereby as and to the extent set forth herein), including any option, preemptive rights or rights to notice or to vote;

(f)           any Closing Date Indebtedness or Closing Date Transaction Expenses in each case, to the extent not taken into account in the calculation of the Upfront Merger Consideration Amount (as adjusted pursuant to Section 1.10);

(g)           any Dissenting Share Payments; and/or

(h)           the matters set forth on Schedule 8.1(h).

8.2         Indemnification by Parent. Subject to the other provisions of this Section 8, following the Closing, Parent shall indemnify each of the Participating Securityholders, their respective Affiliates, and each of their respective officers, directors, managers, employees, equityholders, agents, successors and permitted assigns (each a “Securityholder Indemnified Party”) in respect of, and hold them harmless against, any Losses suffered, incurred or sustained by such Securityholder Indemnified Party directly or indirectly resulting from or arising out of:

(a)           any inaccuracy in or breach of any representation or warranty made by Parent or Merger Sub in this Agreement or in any certificate delivered to the Company or Participating Securityholders by or on behalf of Parent or Merger Sub in connection herewith and therewith; and/or

(b)           any breach or nonfulfillment by Parent or Merger Sub of any of their respective covenants, obligations or agreements contained in this Agreement.

8.3         Third-Party Claims.

(a)          In the event Parent becomes aware of a third-party claim or proceeding commenced by any Third Party that Parent reasonably believes may result in an indemnification pursuant to Section 8.1 (any such claim, a “Third-Party Claim”), Parent shall promptly (and in any event within 10 Business Days after becoming aware of such claim) notify the Securityholders’ Representative in writing of such Third-Party Claim (such notice, the “Claim Notice”). The Claim Notice shall be accompanied by copies of any relevant and material documentation submitted by the Third Party making such Third-Party Claim and shall describe in reasonable detail (to the extent known by Parent) the facts constituting the basis for such Third-Party Claim and the amount of the claimed Losses; provided, however, that no delay or failure on the part of Parent in delivering a Claim Notice shall relieve the Participating Securityholders from any liability hereunder except and only to the extent they shall have been actually and materially prejudiced as a result of such delay or failure.

(b)          The Securityholders’ Representative shall have the right to conduct and control, through counsel of its own choosing, the defense, compromise or settlement of any Third-Party Claim against the Parent Indemnified Parties as to which indemnification will be sought by any Parent Indemnified Party from the Participating Securityholders hereunder, unless such Third-Party Claim involves any Governmental Body (other than any such Third Party Action involving Taxes), criminal action or a claim for equitable relief (other than equitable relief that is ancillary to the primary claim or claims and not material to the Parent Indemnified Party), in which case the reasonable fees and expenses of counsel to the Indemnified Party solely in connection therewith shall be considered Losses for purposes of this Agreement. If the Securityholders’ Representative does not, or is not permitted under the terms hereof to, assume control of such defense, the Parent Indemnified Party shall control such defense. In either case:

(i)           the party not controlling such defense may participate therein at its own expense; provided that if the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes, based on advice from counsel, that the Indemnifying Party and the Indemnified Party have conflicting interests or different defenses available with respect to such Third-Party Claim, the reasonable fees and expenses of counsel to the Indemnified Party solely in connection therewith shall be considered Losses for purposes of this Agreement; provided, however, that in no event shall the Indemnifying Party be responsible for the fees and expenses of more than one counsel for all Indemnified Parties;

(ii)          the party controlling such defense shall (A) use commercially reasonable efforts to diligently defend against such Third-Party Claim, (B) keep the other party reasonably informed of all material events related to such Third-Party Claim and the defense thereof (including providing copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and (C) consider in good faith the recommendations made by the other party with respect thereto;

(iii)         the Indemnified Party shall not agree to any settlement of such Third-Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed; and

(iv)         the Indemnifying Party shall not agree to any settlement of such Third-Party Claim that does not include a complete release of the Indemnified Party from all liability with respect thereto or that imposes any liability or obligation on the Indemnified Party or has any other adverse effect on the Indemnified Party and/or results in any injunctive relief against the Indemnified Party, without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed; provided, that in such event the Indemnified Party shall waive any right to indemnity therefor hereunder if such consent is unreasonably withheld or delayed.

8.4          Indemnification Mechanics.

(a)          In order to seek indemnification under this Section 8, the Indemnified Party shall deliver a written notice (an “Indemnification Demand”) to the Securityholders’ Representative (if the Indemnified Party is Parent or the Surviving Entity) or Parent (if the Indemnified Party is a Participating Securityholder) which contains (i) a description and the amount of any Losses incurred or reasonably expected to be incurred by the Indemnified Party (to the extent then known) and (ii) a statement that the Indemnified Party is entitled to indemnification under Section 8.1 or Section 8.2 for such Losses and a reasonable explanation of the basis therefor.

(b)          Upon reasonable request, the Indemnified Party shall furnish the Securityholders’ Representative or Parent, as applicable, with any information to the extent that such information is reasonably necessary in order to evaluate the Indemnification Demand. If the Securityholders’ Representative or Parent, as applicable, in good faith objects to any claim made by the Indemnified Party in the Indemnification Demand, then the Securityholders’ Representative or Parent, as applicable, shall deliver a written notice (an “Indemnification Dispute Notice”) to the Indemnified Party within 30 calendar days following receipt by the Securityholders’ Representative or Parent, as applicable, of an Indemnification Demand from such Indemnified Party. The Indemnification Dispute Notice shall set forth in reasonable detail the principal basis for the dispute of any claim made by the Indemnified Party in the Indemnification Demand (to the extent then known). If the Securityholders’ Representative or Parent, as applicable, fails to deliver an Indemnification Dispute Notice prior to the expiration of such 30-calendar day period, then the indemnity claim set forth in the Indemnification Demand shall be conclusively determined in the Indemnified Party’s favor for purposes of this Section 8, and the Indemnified Party shall be indemnified for the amount of the Losses stated in such Indemnification Demand (or, in the case of any notice in which the Losses (or any portion thereof) are estimated, the amount of such Losses (or such portion thereof) as finally determined) on demand or, in the case of any notice in which the Losses (or any portion thereof) are estimated, on such later date when the amount of such Losses (or such portion thereof) becomes finally determined, in either case, subject to the limitations of this Section 8.

(c)          If the Securityholders’ Representative or Parent, as applicable, delivers an Indemnification Dispute Notice, then the Indemnified Party and the Securityholders’ Representative or Parent, as applicable, shall attempt in good faith to resolve any such objections raised by the Securityholders’ Representative or Parent, as applicable, in such Indemnification Dispute Notice. If the Indemnified Party and the Securityholders’ Representative or Parent, as applicable, agree to a resolution of such objection, then a memorandum setting forth the matters conclusively determined by the Indemnified Party and the Securityholders’ Representative or Parent, as applicable, shall be prepared and signed by both parties, and shall be binding and conclusive upon the parties hereto.

(d)          If no such resolution can be reached during the 30-day period following the Indemnified Party’s receipt of a given Indemnification Dispute Notice, then upon the expiration of such 30-day period (or such longer period as may be mutually agreed), the Indemnified Parties shall be entitled to pursue all remedies available to them under this Agreement with respect to such claims (in each case subject to the terms and limitations set forth in this Agreement).

8.5          Survival of Representations and Warranties. All representations and warranties contained in this Agreement shall survive the Closing and remain in full force and effect and expire at 5:00 p.m. New York City time on the date that is 12 months after the Closing Date (the “Survival Date”); provided, however, that (x) the Specified Representations and Tax Representations shall survive the Closing and remain in full force and effect until the day that is 60 days following the expiration of the applicable statute of limitations, (y) the representations and warranties in Section 2.17 (Employee Matters) shall survive the Closing and remain in full force and effect until the date that is 15 months after the Closing Date, and (z) the representations and warranties in Section 2.9 (Intellectual Property) (the “IP Representations”) shall survive the Closing and remain in full force and effect until the date that is three (3) years after the Closing Date; provided, further, that, with respect to any claim as to which an Indemnified Party shall have, on or prior to such date, delivered an Indemnification Demand, the indemnification obligations hereunder with respect to the claim asserted in such Indemnification Demand, shall survive until such time as such claim is fully and finally resolved and payment in respect thereof, if any is required to be made under the terms of this Agreement, shall have been made. All covenants and agreements of the parties contained in this Agreement (i) that are to be performed at or prior to the Closing shall survive the Closing and remain in full force and effect until the date that is 15 months after the Closing Date and (ii) that are to be performed following the Closing shall continue in effect and expire in accordance with their respective terms. It is the express intent of the parties that, if an applicable survival period as contemplated by this Section 8.5 is shorter than the statute of limitations that would otherwise have been applicable, then, by contract, the applicable statute of limitations shall be reduced to the shortened survival period contemplated hereby. The parties further acknowledge that the time periods set forth in this Section 8.5 for the assertion of claims under this Agreement are the result of arms’-length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.

8.6          Limitations.

(a)           The Indemnified Parties’ sole and exclusive source of recovery for indemnification claims under Section 8.1(a) (except (i) with respect to such claims related to breaches or inaccuracies of the representations and warranties set forth in Section 2.3 (Capitalization, Etc.) and 2.21 (Authority; Binding Nature of Agreement), or (ii) in the case of common law fraud) shall be recourse against the then remaining Indemnity Escrow Funds held in the Escrow Account and, in the event the Indemnity Escrow Funds have been exhausted, the right of set off in Section 8.9, subject to the limitations set forth in this Section 8.6 and Section 8.9(c); provided that, other than as provided in Section 8.6(d), in no event shall any Participating Securityholder’s aggregate liability to the Parent Indemnified Parties for indemnification claims pursuant to this Section 8 exceed an amount equal to the portion of the Aggregate Merger Consideration actually received (or would have been received in the case of Contingent Payments) by such Participating Securityholder hereunder (as calculated on the date of determination and including, for purposes of this Section 8.6(a), (x) such Participating Securityholder’s Economic Percentage of amounts in the Escrow Fund and Securityholders’ Representative Reserve and (y) any Taxes withheld in respect of such Participating Securityholder’s Company Securities); provided further that (A) the maximum aggregate liability of the Participating Stockholders for indemnification claims under Section 8.1(a) (except (1) with respect to such claims related to breaches or inaccuracies of Specified Representations, the Tax Representations or IP Representations or (2) in the case of common law fraud) shall be the then remaining Indemnity Escrow Funds held in the Escrow Account and (B) the maximum aggregate liability of the Participating Stockholders for indemnification claims under Section 8.1 (except in the case of common law fraud), together with any amounts deducted from Net Sales Payments under Section 1.12(b)(ii), shall in no event exceed $100,000,000. The parties acknowledge that there shall not be any duplicative recovery for any Losses arising from the same facts and circumstances.

(b)           Notwithstanding anything to the contrary contained in this Agreement, except as provided in Section 8.6(d), no Parent Indemnified Party shall be entitled to recover any Losses under Section 8.1(a) unless and until (i) the aggregate Losses with respect to the particular event or occurrence giving rise to such claim (and all other events or occurrences arising from the same or similar circumstances) exceed $10,000 (at which point the Parent and the Surviving Entity shall become entitled to be indemnified for all such Losses, subject to clause (ii) below and the other limitations set forth herein) and (ii) the aggregate amount of all such Losses exceeds $350,000 (the “Indemnity Deductible”) (at which point Parent and the Surviving Entity shall become entitled to be indemnified only for all such Losses in excess of $175,000); provided, however, that the Indemnity Deductible shall not apply to any Losses related to the inaccuracy in or breach of any of the Specified Representations or the Tax Representations.

(c)           Notwithstanding anything contained in this Agreement or elsewhere to the contrary, “material” and “Company Material Adverse Effect” or similar materiality type qualifications contained in the representations and warranties of the Company set forth in this Agreement shall be ignored under this Section 8 (and not under any other section) solely for purposes of determining whether there has been any breach of a representation or warranty hereunder and the amount of any Losses; provided, that such terms shall not be ignored in the representations and warranties set forth in the last sentence of Section 2.5 or the representations and warranties set forth in Section 2.11(a)(xvii), and for the avoidance of doubt this 8.6(c) is not intended to modify the use or meaning of the terms “GAAP” or “Material Contract” notwithstanding the fact that such terms may incorporate materiality or similar concepts in their meanings.

(d)           The limitations set forth in (i) the first sentence of Section 8.6(a) and (ii) Section 8.6(b) shall not apply to or in any way limit the Liability of any Person for such Person’s act of common law fraud in the making of the representations and warranties contained in this Agreement.

8.7          Manner of Payment.

(a)           Any payment that the Participating Securityholders are obligated to make to any Parent Indemnified Parties pursuant to this Section 8 shall be made, first, to the extent there are sufficient Indemnity Escrow Funds, by distributing (i) first, an amount of cash equal to such Losses, and to the extent that such Losses exceed the cash available, the number of shares of Parent Common Stock equal to such remaining Losses divided by the Parent Stock Price, determined as of the Escrow Notice Date, in each case to the Parent Indemnified Parties from the applicable Escrow Account by the Escrow Agent within two Business Days after the date written notice of any sums due and owing is delivered to the Escrow Agent pursuant to the Escrow Agreement (the “Escrow Notice Date”), and (ii) second, either (x) directly by the Participating Securityholders in accordance with their respective Economic Percentages (subject to the limitations set forth in this Section 8) or (y) in accordance with Section 8.9 (subject to the limitations set forth in this Section 8).

(b)           Within two Business Days following the Survival Date, the Escrow Agent shall release the then remaining Indemnity Escrow Funds (to the extent such funds have not been utilized to pay the Parent Indemnified Parties for any indemnification claims under this Section 8) to (i) the Payment Agent for further distribution to the Participating Securityholders (other than holders of Employee Options in respect of such Employee Options) and (ii) the Surviving Entity (or any successor thereto) for further distribution to the Participating Securityholders in respect of Employee Options, in each case, in accordance with Sections 1.5, 1.6 and 1.9(m), as applicable; provided, however, that in the case of any Identified Investor or holder of Employee Options (in respect of such holder’s Employee Options), the shares of Parent Common Stock otherwise distributable to such persons in accordance with clauses (i) or (ii) above shall, to the extent required by Sections 1.9(m), be cancelled and in lieu of such shares of Parent Common Stock, Parent shall substitute and pay an amount of cash to the Payment Agent in respect of any Identified Investors or the Surviving Entity in respect of holders of Employee Options, as applicable, equal to the value of such cancelled shares at the Parent Stock Price as determined on the date of the release of the Indemnity Escrow Funds; provided that the Escrow Agent shall retain (A) cash in an amount equal to the aggregate value of any claims for indemnification asserted in good faith prior to the Survival Date in accordance with the terms of Section 8.4(a) but which are not yet resolved (including any claims for which the time period to deliver an Indemnification Dispute Notice pursuant to Section 8.4(b) has not yet expired) (each such claim, an “Unresolved Claim”), and, to the extent that the aggregate value of all Unresolved Claims exceeds the cash available, (B) a number of shares of Parent Common Stock equal to such remaining value of Unresolved Claims divided by the Parent Stock Price, determined as of the Survival Date. The amount of the Indemnity Escrow Funds retained for each Unresolved Claim shall be released (to the extent such funds are not utilized to indemnify any Parent Indemnified Party for such Unresolved Claim in accordance with the terms of this Agreement) by the Escrow Agent to the Payment Agent or the Surviving Entity, as applicable, in accordance with the prior sentence upon the final and binding resolution of such Unresolved Claim in accordance with this Section 8 and the Escrow Agreement.

(c)            Following the final determination and payment of the Adjustment Amount to the Payment Agent or Parent, as the case may be, in accordance with Section 1.10(d), all amounts, if any, remaining in the Adjustment Escrow Funds shall be released by the Escrow Agent to (i) the Payment Agent for further distribution to the Participating Securityholders (other than holders of Employee Options in respect of such Employee Options) and (ii) the Surviving Entity (or any successor thereto) for further distribution to the Participating Securityholders in respect of Employee Options, in each case, in accordance with Section 1.5 and Section 1.6, as applicable.

(d)           Any amounts payable to the Participating Securityholders pursuant to this Section 8.7 shall only be due and payable, subject to Section 1.9(m) and the Escrow Agreement, (x) with respect to all Participating Securityholders (other than with respect to Employee Options), to the Payment Agent within five Business Days following delivery of the applicable Escrow Distribution Schedule and (y) with respect to the Employee Options, to such holders on or before the Surviving Entity’s second payroll date following delivery of the applicable Escrow Distribution Schedule.

(e)            The Participating Securityholders intend for U.S. federal and applicable state and local income Tax purposes that any disbursements of Indemnity Escrow Funds to Participating Securityholders with respect to Company Securities (other than Company Options) be treated as payments pursuant to an “installment sale” within the meaning of Section 453(b) of the Code, provided, however, that that the Participating Securityholders shall treat a portion of such disbursements as interest to the extent required by Section 483 or Section 1274 of the Code.

8.8           Subrogation; Tax Offset; Duty to Mitigate.

(a)           If Parent, the Surviving Entity or any Affiliate of Parent or the Surviving Entity receives or becomes entitled to indemnification from the Participating Securityholders, the Securityholders’ Representative (on behalf of the Participating Securityholders) shall be entitled to exercise and shall be subrogated to any rights and remedies (including rights of indemnity, rights of contribution and rights of recovery) that Parent, the Surviving Entity or such Affiliate may have against any other Person with respect to any Losses, circumstance or matter to which such indemnification payment is directly or indirectly related; provided, that the Securityholders’ Representative, in connection with its exercise of such subrogation right, shall use commercially reasonable efforts to prevent any harm or Loss to the Surviving Entity’s and its Affiliates’ business and their respective relationships with customers, vendors, suppliers, licensors and licensees.

(b)           The amount to which an Indemnified Party may become entitled under this Section 8 shall be reduced by the net Tax savings or realized benefits actually received in cash (or as a credit in lieu of cash) or through the reduction in any cash payment for Taxes (or increase in the amount of credits in lieu of Tax) arising in connection with the accrual, incurrence or payment of any applicable Loss that is received (or deemed receive in the case of a credit in lieu of cash) by such Indemnified Party or any of its Affiliates in the taxable year in which such Loss is incurred, the two subsequent years or any prior taxable year.

(c)           Each Indemnified Party shall use commercially reasonable efforts to mitigate any Losses upon becoming aware of any event or circumstance that gives rise to a claim for indemnification under this Agreement (including, for the avoidance of doubt, the expense of counsel in the defense of a Third-Party Claim).

8.9          Right to Satisfy Indemnification Claims by Reducing Contingent Payments.

(a)           Subject to Section 8.6 and Section 8.9(c), Parent is expressly authorized, but shall not be obligated, to set off any Losses for which it is entitled to indemnification hereunder (subject to the limitations set forth in Section 8) or any negative Adjustment Amount finally determined pursuant to Section 1.10 and which it was not able to recover from the Escrow Fund, following final resolution of the claims set forth in any Indemnification Demand pursuant to Section 8.4(a) or otherwise pursuant to a final non-appealable order or judgment by a court of competent jurisdiction, against any Contingent Payment or any other payments to be made to the Participating Securityholders (directly or indirectly through the Surviving Entity or the Payment Agent) following the Closing.

(b)           Notwithstanding Section 1.12 and subject to Section 8.6, if at the time any Contingent Payment is due and payable there shall be any outstanding Indemnification Demand delivered in accordance with Section 8.4(a), the amount of Losses with respect to which shall not have been finally determined in accordance with this Section 8, then Parent shall be entitled, but shall not be required, to withhold from such Contingent Payment, the amount of Losses the Parent Indemnified Party reasonably estimates to be subject to such Indemnification Demand. If the final amount of Losses for such Indemnification Demand is determined in accordance with this Section 8 to be less than the amount withheld from such Contingent Payment, then Parent shall promptly, and in any event within five Business Days following the final determination of the amount of such Losses, deliver the difference to the Payment Agent for distribution to the Participating Securityholders pursuant to Section 1.9 (other than the portion of such amount due in respect of Employee Options, which shall be paid through the standard payroll procedures of the Surviving Entity (or any Affiliate thereof or successor thereto) or, if applicable, any third party payroll services provider engaged by the Surviving Entity or any Affiliate thereof or successor thereto). If the final amount of Losses for such Indemnification Demand is determined in accordance with this Section 8 to exceed the amount by which such Contingent Payment was reduced for such claim, then Parent shall continue to be entitled to indemnification for the amount of such excess subject to the terms and conditions of this Section 8.

(c)           Except in the case of common law fraud, the maximum aggregate amount of Losses that Parent may set off against or withhold from the PKU Enrollment Milestone Payment shall be not more than 50% of such PKU Enrollment Milestone Payment. For the avoidance of doubt, (i) other than the PKU Enrollment Milestone Payment, Parent may, subject to the limitations set forth in this Section 8, set off against or withhold from the full amount of any other Contingent Payment under this Agreement and (ii) any portion of a Contingent Payment not subject to such a set off in accordance with this Section 8.9 shall be paid in accordance with the terms and deadlines applicable to such Contingent Payment.

8.10        Tax Treatment of Payments. The parties hereto agree to treat any payments made pursuant to this Section 8 as adjustments to the Merger consideration for all U.S. federal, state and local income Tax purposes to the maximum extent permitted by applicable Law.

8.11        Exclusive Remedy. Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, subject to Section 10.12, the parties hereto expressly acknowledge and agree that the indemnity rights set forth in this Section 8 shall constitute the sole and exclusive remedy available to the Indemnified Parties, and such Indemnified Parties will not have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, for any Losses in any way arising from or relating to this Agreement or its subject matter.

SECTION 9.    Termination.

9.1          Termination. This Agreement may be terminated at any time prior to the Effective Time whether before or, subject to the terms hereof, after receipt of the Required Company Stockholder Vote:

(a)            by mutual written consent of Parent and the Company;

(b)           by either Parent or the Company if the Merger shall not have been consummated by the End Date; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(b) if the failure to consummate the Merger by the End Date is primarily attributable to a failure on the part of such party to perform any of its material obligations under this Agreement required to be performed by such party at or prior to the Effective Time;

(c)            by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or there shall exist any Law, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting or making illegal the Merger; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to a party if the issuance of such order, decree, ruling or the taking of such action was primarily due to the failure of such party to perform any of its material obligations under this Agreement;

(d)           by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants, obligations or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.2 and (ii) cannot be or has not been cured within 30 calendar days following receipt by the Company of written notice of such material breach or failure to perform; provided that Parent may not terminate this Agreement pursuant to this Section 9.1(d) if Parent is in breach of this Agreement such that the Company has the right to terminate this Agreement pursuant to Section 9.1(e) but for the proviso thereto;

(e)           by the Company, if Parent or Merger Sub shall have breached or failed to perform any of their respective representations, warranties, covenants, obligations or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.2 and (ii) cannot be or has not been cured within 30 calendar days following receipt by Parent of written notice of such material breach or failure to perform; provided that the Company may not terminate this Agreement pursuant to this Section 9.1(e) if the Company is in breach of this Agreement such that Parent has the right to terminate this Agreement pursuant to Section 9.1(d) but for the proviso thereto.; or

(f)            by Parent, if the Required Company Stockholder Vote shall not have been obtained prior to 5:00 p.m., New York City time, on the second (2nd) Business Day immediately following the Execution Date.

9.2          Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect and no party hereto (or any of its Affiliates, directors, trustees, executors, officers, agents or representatives) shall have any liability or obligation hereunder; provided, however, that (i) this Section 9.2, Section 1.11(e), Section 5.9 and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) nothing herein shall relieve any party from any liability for fraud or for any willful breach by such party prior to the termination of this Agreement.

SECTION 10.       Miscellaneous Provisions.

10.1        Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company (or with the approval of the Securityholders’ Representative following the Closing) and Parent at any time (whether before or after the adoption of this Agreement by the Required Company Stockholder Vote); provided, however, that after any such adoption of this Agreement by the Required Company Stockholder Vote, no amendment shall be made which by Law requires further approval of the Company Stockholders without the further approval of such Company Stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of the Company and Parent (prior to the Closing) or Parent and the Securityholders’ Representative (after the Closing).

10.2        Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions Contemplated by this Agreement shall be paid by the party incurring such costs and expenses, whether or not the Merger is consummated.

10.3        Extension; Waiver.

(a)           At any time prior to the Effective Time, Parent and the Company, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein; (iv) any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party; and (v) such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver.

(b)            No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(c)            No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4        Entire Agreement; Counterparts. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. This Agreement may be executed by facsimile or electronic transmission, each of which shall be deemed an original.

10.5        Applicable Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. EXCEPT AS SET FORTH IN SECTION 1.10 AND SECTION 1.13, IN ANY ACTION BETWEEN ANY OF THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY: (A) EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY CONSENTS AND SUBMITS TO THE EXCLUSIVE JURISDICTION AND VENUE OF THE CHANCERY COURT OF THE STATE OF DELAWARE (OR, ONLY IF SUCH COURT DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY FEDERAL COURT WITHIN THE STATE OF DELAWARE); AND (B) IF ANY SUCH ACTION IS COMMENCED IN A STATE COURT, THEN, SUBJECT TO APPLICABLE LAW, NO PARTY SHALL OBJECT TO THE REMOVAL OF SUCH ACTION TO ANY FEDERAL COURT LOCATED IN DELAWARE. EACH OF THE PARTIES WAIVES ANY DEFENSE OF INCONVENIENT FORUM TO THE MAINTENANCE OF ANY ACTION SO BROUGHT AND WAIVES ANY BOND, SURETY OR OTHER SECURITY THAT MIGHT BE REQUIRED OF ANY OTHER PARTY WITH RESPECT THERETO. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO AND THERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY FURTHER AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

10.6        Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit, as determined by a court of competent jurisdiction in a final, non-appealable order, shall be entitled to receive a reasonable sum for its out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7        Assignability. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned, in whole or in part, by either the Company (prior to the Effective Time) or Parent without the prior written consent of the other party; provided, that, (a) Parent may assign this Agreement to any of its Affiliates and (b) Parent may assign this Agreement as a whole without such consent in connection with the acquisition (whether by merger, consolidation, sale or otherwise) of Parent or that part of Parent’s business to which this Agreement relates, as long as the assignee thereof agrees in writing in a manner that is enforceable by the Securityholders’ Representative to assume and be bound as Parent hereunder. Any assignment in violation of the preceding sentence will be void. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

10.8        Third Party Beneficiaries. Except as provided in Sections 5.3 and 8.2, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.9        Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) upon transmission, if sent by facsimile or electronic transmission (in each case with receipt verified by electronic confirmation), or (c) one Business Day after being sent by courier or express delivery service, provided that in each case the notice or other communication is sent to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to Parent or Merger Sub:

PTC Therapeutics, Inc.
100 Corporate Court
South Plainfield, NJ 07080
Attention: Legal
Facsimile: (908) 222-7000
With an email copy to: legal@ptcbio.com

if to the Company (prior to Closing):

Censa Pharmaceuticals Inc.
222 Third Street, Suite 2240
Cambridge, MA 02142
Attention: Jonathan Reis M.D.
Facsimile: (617) 225-7780
E-mail:jreis@censapharma.com

or the Securityholders’ Representative:

Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202
Attention: Managing Director
Telephone: (303) 648-4085

Facsimile: (303) 623-0294
E-mail: deals@srsacquiom.com

in the case of notices to the Company (prior to Closing) or to the Securityholders’ Representative, with a copy to (which shall not constitute notice):

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
Attention: William T. Whelan and Marc D. Mantell

Facsimile: (617) 542-2241
E-mail: wtwhelan@mintz.com and mdmantell@mintz.com

in the case of notices to Parent or to the Surviving Entity (after the Closing), with a copy to (which shall not constitute notice):

Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, NJ 08540

Attention: Richard B. Aldridge and David Glazer

Facsimile: (609) 919-6701
E-mail: richard.aldridge@morganlewis.com and david.glazer@morganlewis.com

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

10.10      Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

10.11      Knowledge. “Knowledge” of the Company shall mean, with respect to a fact or matter, that a Knowledge Person (a) has actual knowledge of the fact or matter or (b) should have reasonably known of such fact or matter, after reasonable inquiry of such person’s direct reports or in the ordinary course of such person’s employment responsibilities.

10.12      Remedies.

(p)           Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one (1) remedy will not preclude the exercise of any other remedy.

(q)           Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that Parent and the Company would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in addition to any other remedy to which a non-breaching party may be entitled at law, a non-breaching party shall be entitled to seek injunctive relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof, in each case without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

10.13      Construction.

(a)            For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)           The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.

(c)           As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)           As used in this Agreement, the word “or” is inclusive and means “and/or” unless the context requires otherwise. “Hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e)           Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(f)           The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(g)          The medical terms referenced in this Agreement (including in the Exhibits attached hereto) shall, to the extent applicable, have meanings consistent with the definition of such terms in Steadman’s Medical Dictionary for the Health Professions and Nursing, 7th Edition.

(h)          The term “Company”, as such term is used to refer the conduct, action, inaction or state of the Company prior to the date hereof, shall be deemed to include any predecessor of the Company.

(i)            Any document uploaded to the online data room utilized for the transactions contemplated hereby at least three Business Days prior to the date of this Agreement shall be considered “made available”, “furnished”, “delivered” or “provided” for purposes of this Agreement.

(j)            All amounts payable under this Agreement, including the amounts to be set forth in the Estimated Closing Statement and Closing Statement, shall be calculated and paid in U.S. Dollars.

(k)           References to a Person are also to its permitted successors and assigns.

(l)            References to a federal, state, local or foreign Law include any rules, regulations and delegated legislation issued thereunder.

(m)          References to accounting terms used and not otherwise defined herein have the meaning assigned to them under GAAP.

(n)           If any date on which a party is required to make a payment pursuant to the terms hereof is not a Business Day, then such party shall make such payment on the next succeeding Business Day.

10.14     Disclosure Schedules. The disclosure schedule of the Company (the “Company Disclosure Schedule”) has been arranged, for purposes of convenience only, as separate Parts corresponding to the subsections of Section 2 of this Agreement. The representations and warranties contained in Section 2 of this Agreement are subject to (i) the exceptions and disclosures set forth in the part of the Company Disclosure Schedule corresponding to the particular subsection of Section 2 in which such representation and warranty appears; (ii) any exceptions or disclosures explicitly cross-referenced in such part of the Company Disclosure Schedule by reference to another part of the Company Disclosure Schedule; and (iii) any exception or disclosure set forth in any other part of the Company Disclosure Schedule to the extent it is reasonably apparent on the face of such disclosure that such exception or disclosure is intended to qualify such representation and warranty.

10.15     Conflict Waiver; Attorney-Client Privilege. Each of Parent and Merger Sub (on behalf of itself and its Affiliates, including the Surviving Entity) hereby irrevocably acknowledges and agrees that: (a) each of the Securityholders’ Representative and the Participating Securityholders shall have the right to retain Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz Levin”) or Outside GC LLC (“Outside GC”) to represent their respective interests in any dispute arising between them and the parties under or in connection with this Agreement or any Ancillary Agreement or the transactions contemplated hereby or thereby (a “Dispute”) and (b) each of Parent and Merger Sub (on behalf of itself and its Affiliates, including the Surviving Entity) irrevocably waives, consents to and covenants not to assert any objection based on conflict of interest to any representation of the Securityholders’ Representative or any Participating Securityholder by Mintz Levin or Outside GC in any Dispute. Parent and the Company also further agree that, as to all communications prior to the Closing between either of Mintz Levin or Outside GC and the Company or any of the Company’s Subsidiaries, to the extent pertaining to the Transactions Contemplated by this Agreement or the Ancillary Agreements, the attorney-client privilege and the expectation of client confidence belongs to the Participating Securityholders and may be controlled by the Securityholders’ Representative and will not pass to or be claimed by Parent, the Surviving Entity or any of the Company’s Subsidiaries or any of their respective Affiliates (it being understood that any attorney-client privilege and expectation of client confidence applicable to communications other than those set forth in this sentence shall remain with the Surviving Entity or the applicable Company Subsidiary and in such case the Surviving Entity or any of the Surviving Entity’s Subsidiaries may assert the attorney-client privilege to prevent disclosure of confidential communications by Mintz Levin or Outside GC to the applicable Third Party). The parties acknowledge and agree that this Section 10.15 shall not limit or otherwise prohibit Parent’s ability to (i) compel discovery of information that is not subject to an attorney-client privilege in the event that such information is relevant to a dispute that arises after the Closing, or (ii) in the event that Parent or the Surviving Entity receives a subpoena or other discovery request pursuant to Law that calls for the search for documents that may include such communications, comply with its legal obligations.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

PARENT:

PTC THERAPEUTICS, INC.

By:	/s/ Stuart W. Peltz
Name:	Stuart W. Peltz
Title:	Chief Executive Officer

MERGER SUB:

HYDRO MERGER SUB, INC.

By:	/s/ Stuart W. Peltz
Name:	Stuart W. Peltz
Title:	President

COMPANY:

CENSA PHARMACEUTICALS INC.

By:	/s/ Jonathan Reis
Name:	Jonathan Reis
Title:	Chief Executive Officer and President

SECURITYHOLDERS’ REPRESENTATIVE:

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Securityholders’ Representative

By:	/s/ Sam Riffe
Name:	Sam Riffe
Title:	Managing Director

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this EXHIBIT A):

“280G Stockholder Vote” shall have the meaning set forth in Section 5.1 of this Agreement.

“401(k) Plan” shall have the meaning set forth in Section 5.10 of this Agreement.

“Acceptance of Submission” means (a) with respect to a submission of an NDA in the United States, sixty (60) days from the date such NDA is received by the FDA if no refuse-to-file notice or action is issued or communicated by the FDA or, to the extent issued or communicated, such later date on which the deficiencies referred in such refuse-to-file notice or action are corrected or the NDA is otherwise deemed “filed” by the FDA (unless such filing wss done over protest) and (b) with respect to a submission of an MAA in the EU, the written notification by the EMA that the MAA has met all the criteria for filing acceptance pursuant to applicable Law.

“Acquired Companies” shall mean the Company and each of its Subsidiaries, collectively, and “Acquired Company” shall mean each of the foregoing individually.

“Acquired Foreign Company” shall have the meaning set forth in Section 5.5(b)(ii) of this Agreement.

“Acquisition Proposal” shall have the meaning set forth in Section 5.7 of this Agreement.

“Additional Indication” shall mean each Indication other than PKU and [***].

“Adjustment Amount” shall have the meaning set forth in Section 1.10(d) of this Agreement.

“Adjustment Escrow Amount” shall mean $500,000.

“Adjustment Escrow Funds” shall mean the Adjustment Escrow Amount, as the same may be increased by investment earnings or decreased by investment losses, payments made in satisfaction of the adjustment payments to Parent pursuant to Section 1.10(d).

“Adjustment Payment Schedule” shall have the meaning set forth in Section 1.10(d) of this Agreement.

“Affiliate” of a Person shall mean any individual or Entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Person. For purposes of this definition, the term “control” (including the correlative meanings, “controlled by” and “under common control with”) means (a) the direct or indirect ownership of more than 50% of the stock having the right to vote for directors thereof (or general partnership interests) or (b) the ability to otherwise control the decisions of the board of directors or equivalent governing body thereof whether through the ownership of voting securities, by contract or otherwise.

“Affiliate Agreement” shall have the meaning set forth in Section 2.27 of this Agreement.

“Aggregate Exercise Amount” shall mean the aggregate exercise price of all Company Options outstanding as of immediately prior to the Effective Time, as set forth on the Estimated Closing Statement.

“Aggregate Merger Consideration” shall mean the consideration payable to the holders of Company Securities in accordance with Sections 1.5 and 1.6 of this Agreement.

“Agreement” shall have the meaning set forth in the preamble of this Agreement.

“Ancillary Agreements” shall mean, collectively, the Letters of Transmittal, the Escrow Agreement, the Joinder Agreements, the Option Termination Agreements and the certificates contemplated by this Agreement to be executed in connection with the transactions contemplated hereby.

“Annual Net Sales” shall mean the Net Sales generated over any given Calendar Year.

“Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986 or any applicable Laws of similar effect, and the related regulations and published interpretations thereunder.

“Applicable Percentage” shall have the meaning set forth in Section 1.12(b).

“Approval” shall mean, with respect to the Product, or any product containing or comprising the Product or the Company Compound, including all Compound Forms thereof, in any regulatory jurisdiction, approval from the applicable Regulatory Authority sufficient to develop, manufacture or commercialize such product in such regulatory jurisdiction in accordance with applicable Laws, excluding receipt of any pricing and reimbursement approvals, where applicable, with respect to any country or jurisdiction in the Territory.

“Approved Relatives” shall have the meaning set forth in Section 1.12(g) of this Agreement.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in Cambridge, Massachusetts or San Diego, California, United States of America.

“[***]” shall have the meaning set forth in Section 1.12(f) of this Agreement.

“Calendar Quarter” shall mean each period of three (3) consecutive months commencing on January 1, April 1, July 1 and October 1 of each Calendar Year.

“Calendar Year” shall mean the period of four consecutive Calendar Quarters beginning on January 1 and ending on December 31 of each calendar year.

“CARES Act” shall have the meaning set forth in Section 2.15(u) of this Agreement.

“Cash and Cash Equivalents” shall mean, the aggregate amount of cash and cash equivalents held by the Acquired Companies, as determined in accordance with GAAP, consistently applied, less (a) the aggregate amount of outstanding checks or drafts of the Acquired Companies that have not posted, plus (b) checks received by the Acquired Companies that have not been posted.

“Cash Upfront Merger Consideration Amount” shall mean cash in an amount equal to (a) $10,000,000, minus (b) the Adjustment Escrow Amount and the amount of the cash portion of the Indemnity Escrow Amount, minus (c) the Securityholders’ Representative Reserve, minus (d) the Estimated Closing Date Indebtedness (to the extent not already taken into account in the calculation of Closing Net Assets), subject to adjustment as provided in Section 1.10(d), minus (e) the Estimated Closing Date Transaction Expenses, subject to adjustment as provided in Section 1.10(d), and (f) if Estimated Closing Net Assets is positive, plus the Estimated Closing Net Assets, or if the Estimated Closing Net Assets is negative, minus the Estimated Closing Net Assets, in each case subject to adjustment as provided in Section 1.10(d).

“Certificate of Merger” shall have the meaning set forth in Section 1.3 of this Agreement.

“Claim Notice” shall have the meaning set forth in Section 8.3(a) of this Agreement.

“Clinical Trial” shall mean any human clinical trial of any Product.

“Closing” shall have the meaning set forth in Section 1.3 of this Agreement.

“Closing Company Share Number” shall mean the sum of (a) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time, (b) the aggregate number of shares of Company Common Stock issuable upon the conversion of shares of Company Preferred Stock outstanding as of immediately prior to the Effective Time, and (c) the Company Option Underlying Common Stock for all Company Options outstanding as of immediately prior to cancellation immediately prior to the Effective Time.

“Closing Date” shall have the meaning set forth in Section 1.3 of this Agreement.

“Closing Date Indebtedness” shall mean the Debt of the Acquired Companies immediately before the Closing; provided that Closing Date Indebtedness shall be calculated without duplication of any amounts to the extent used in the calculation of Closing Net Liabilities.

“Closing Date Transaction Expenses” shall mean, without duplication, (i) the aggregate out-of-pocket expenses, fees, costs and disbursements of all attorneys, accountants, investment bankers and other advisers or service providers of the Acquired Companies in connection with the negotiation, preparation, execution, delivery or performance of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby through the Effective Time, in each case to the extent that such fees, costs, expenses and disbursements have not been paid by the Acquired Companies prior to the Effective Time; (ii) all bonuses (including any Liabilities of the Acquired Companies with respect to any retention or “stay” bonus), change of control or similar payment obligations that become due and payable by any Acquired Company contingent upon the consummation of the Merger, (iii) any Transaction Payroll Taxes, (iv) any costs, expenses, fees or other payments owed or payable by any Acquired Company in connection with the termination or settlement of any Affiliate Agreements in accordance with Section 4.5, (v) all costs and expenses with respect to the Tail D&O Policy; provided that Closing Date Transaction Expenses shall be calculated without duplication of any amounts to the extent used in the calculation of Closing Net Liabilities.

“Closing Net Assets” shall mean the Net Assets as of 11:59 pm (San Diego time) on the last Business Day immediately preceding the Closing Date.

“Closing Payment Schedule” shall have the meaning set forth in Section 6.8(c) of this Agreement.

“Closing Statement” shall have the meaning set forth in Section 1.10(c) of this Agreement.

“COBRA” shall mean Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or any similar state Law.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder.

“Company” shall have the meaning set forth in the preamble to this Agreement, subject to Section 10.13(h) of this Agreement.

“Company Capital Stock” shall mean, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Charter” shall have the meaning given in Section 6.7(e) of this Agreement.

“Company Common Stock” shall mean the common stock, $0.0001 par value per share, of the Company.

“Company Compound” means sepiapterin, as described on EXHIBIT C attached hereto.

“Company Disclosure Schedule” shall have the meaning set forth in Section 10.14(a) of this Agreement.

“Company ERISA Affiliate” shall mean any Person with which the Acquired Companies are or would be at any relevant time considered a single employer under Section 414 of the Code.

“Company Financial Statements” shall have the meaning set forth in Section 2.4(a) of this Agreement.

“Company Intellectual Property” shall mean all Company Owned IP and all Intellectual Property non-exclusively licensed to any Acquired Company.

“Company Material Adverse Effect” shall mean, with respect to the Company, any occurrence, change, event, circumstance or effect that, individually or in the aggregate with any other occurrences, changes, events, circumstances and/or effects, has had or could reasonably be expected to have a material adverse effect on (i) the business, assets, liabilities, capitalization, financial condition, or results of operations of the Acquired Companies, including the Acquired Companies’ assets associated with the Product or (ii) the ability of the Acquired Companies to consummate the transactions contemplated hereby or to perform their obligations hereunder; provided, however, that none of the following (individually or in combination) shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Company Material Adverse Effect under clause (i) above: (a) any adverse effect resulting directly or indirectly from general business or economic conditions, including to the extent resulting from, arising out of or relating to any epidemic, pandemic or disease outbreak (including the COVID-19 virus), except to the extent such general business or economic conditions have a disproportionate effect on the Acquired Companies as compared to the other companies in the Acquired Companies’ industry; (b) any adverse effect resulting directly or indirectly from conditions generally affecting any industry or industry sector in which the Acquired Companies operate or compete, except to the extent such adverse effect has a disproportionate effect on the Acquired Companies as compared to the other companies in such industry or industry sector; (c) any adverse effect resulting from any change in accounting requirements or principles or any change in applicable Laws or the interpretation thereof, except to the extent such adverse effect has a disproportionate effect on the Acquired Companies as compared to the other companies in such industry or industry sector; or (d) any adverse effect resulting from any action required to be taken by the Acquired Companies by this Agreement.

“Company Officers Certificate” shall have the meaning set forth in Section 6.9 of this Agreement.

“Company Options” shall mean options to purchase shares of Company Common Stock.

“Company Option Underlying Common Stock” shall have the meaning set forth in Section 1.6(b) of this Agreement.

“Company Owned IP” shall mean all Intellectual Property in which any Acquired Company has or purports to have an ownership interest (whether exclusively or jointly with any other Person(s)), or that is exclusively licensed to any Acquired Company by any other Person.

“Company Plans” shall mean “employee benefit plans” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), all severance, employment, incentive or bonus, retention, change in control, deferred compensation, profit sharing, retirement, welfare, post-employment welfare, fringe benefit, vacation or paid time off, equity or equity-based or other benefit or compensation plan, policy, program, agreement, Contract or arrangement that is sponsored, maintained, contributed to or required to be contributed to by the Acquired Companies or any Company ERISA Affiliate or under or with respect to which the Acquired Companies or any Company ERISA Affiliate has or would reasonably be expected to have any Liability or obligation (whether current or contingent) except such definition shall not include any Company Service Provider Agreement.

“Company Preferred Stock” shall mean the Series A Preferred Stock, and any other series of preferred stock of the Company issued after the date hereof.

“Company Registered IP” shall mean each item of Company Owned IP that is Registered IP.

“Company Representative” shall have the meaning set forth in Section 2.9(c) of this Agreement.

“Company Scientific Material” shall mean, collectively, all material research, development, clinical, regulatory or other scientific data, information or documentation (including databases, data packages, reports and filings and any Patent data, records, lab notebooks and other similar documentation or materials), in each case, solely to the extent reduced to writing or stored electronically, whether created or otherwise generated by, or for or otherwise on behalf of, the Acquired Companies.

“Company Securities” shall mean Company Capital Stock and Company Options.

“Company Service Provider” shall mean any current or former employee, consultant, independent contractor, advisor, director or individual service provider of the Acquired Companies or any Company ERISA Affiliate.

“Company Service Provider Agreement” shall mean each management, employment, severance, change in control, consulting, advisory, relocation, repatriation, expatriation, or other similar agreement or Contract between the Acquired Companies or any Company ERISA Affiliate and any Company Service Provider.

“Company Stock Certificate” shall have the meaning set forth in Section 1.8 of this Agreement.

“Company Stockholders” shall mean the holders of Company Capital Stock.

“Company Systems” shall have the meaning set forth in Section 2.9(n) of this Agreement.

“Completion of Enrollment of Phase 3 Clinical Trial” shall mean, with respect to a Phase 3 Clinical Trial, the determination that the number of study subjects enrolled in the Clinical Trial satisfies the study’s protocol (as amended from time time) or is otherwise sufficient to achieve the primary endpoint of the Clinical Trial.

“Compound Forms” means, with respect to the Company Compound, any and all metabolic precursors or prodrugs, isomers, hydrates, anhydrides, solvates, salt forms, free acids or bases, esters, amides, complexes, conjugates, polymorphs, tautomers, amorphous forms or co-crystals or other physical forms or co-forms of such Company Compound, to the extent owned or controlled by the Company.

“Confidentiality Agreement” shall mean that certain Mutual Confidentiality and Non-Disclosure Agreement between the Company and Parent, dated as of April 1, 2019, as may be amended.

“Confidentiality Suspension” shall have the meaning set forth in Section 5.11(c) of this Agreement.

“Consent(s)” shall mean any consent, approval or waiver.

“Contingent Payment Obligor” shall mean each of (a) Parent, the Surviving Entity and/or any of their respective Affiliates (“Company Obligor”), and (b) any Third Party who has acquired the applicable Company Owned IP (whether by purchase or other similar acquisition transaction) for the development, manufacturing and commercialization of the Product from Parent, the Surviving Entity or any other Company Obligor. Sublicensees shall not be Contingent Payment Obligors.

“Contingent Payments” shall have the meaning set forth in Section 1.12(d) of this Agreement.

“Contingent Payment Schedule” shall mean a payment schedule (which need not be certified by an officer of the Company) to be delivered by the Securityholders’ Representative to Parent and the Payment Agent not later than five Business Days after a Contingent Payment becomes payable to the Participating Securityholders, in each case setting forth the portion of such Contingent Payment payable to each Participating Securityholder.

“Contract” shall mean any contract, arrangement, concession, understanding, agreement, agreement in principle, franchise, purchase orders, work orders, statement of work, instrument, license, lease, sublease, note, bond, indenture, deed of trust, mortgage, loan agreement or other binding commitment, whether written or oral.

“Cover” shall mean, with respect to a Patent, that, in the absence of ownership of or a license granted under a Valid Claim, the making, using, selling, offering for sale or importation of a Product would infringe such Valid Claim of such Patent in the country in which such activity occurs.

“D&O Indemnified Persons” shall have the meaning set forth in Section 5.3(a) of this Agreement.

“Debt” shall mean all Liabilities, including the outstanding principal amount of, and all interest, fees, prepayment premiums, expenses, breakage costs, indemnities, penalties or other amounts accrued in respect of and all amounts otherwise owing or payable at retirement of, (a) any indebtedness or other obligation for borrowed money of any Acquired Company, (b) any obligation of any Acquired Company evidenced by bonds, debentures, notes, mortgages, security arrangements, indentures or other similar instruments, (c) any reimbursement obligation of any Acquired Company with respect to letters of credit (including standby letters of credit to the extent drawn upon), bankers’ acceptances or similar facilities issued for the account of any Acquired Company, (e) all obligations of any Acquired Company as lessee under leases that are required to be recorded as capital leases in accordance with GAAP, (f) all Liabilities or obligations of any Acquired Company under any interest rate, currency, swap or other hedging agreements, (g) all Liabilities or obligations of any Acquired Company for the deferred purchase price of property or services and other earn-out, milestone or other contingent payment obligations, and (h) any obligation of the type referred to in clauses (a) through (g) of another Person the payment of which any Acquired Company has guaranteed or for which such Acquired Company is responsible or liable, directly or indirectly, jointly or severally, as obligor or guarantor.

“DGCL” shall have the meaning set forth in the Recitals of this Agreement.

“Dispute” shall have the meaning set forth in Section 10.15 of this Agreement.

“Dispute Auditor” shall have the meaning set forth in Section 1.10(c) of this Agreement.

“Dispute Notice” shall have the meaning set forth in Section 1.10(c) of this Agreement.

“Dissenting Share Payments” shall have the meaning set forth in Section 1.13(d) of this Agreement.

“Dissenting Shares” shall have the meaning set forth in Section 1.13(a) of this Agreement.

“Economic Percentage” shall, with respect to a Participating Securityholder and as of a certain date, be equal to the amount of consideration received by or payable to such Participating Securityholder divided by the total consideration received by or payable to all Participating Securityholders as of such date.

“Effective Time” shall have the meaning set forth in Section 1.3 of this Agreement.

“EMA” shall mean the European Medicines Agency or any successor agency having substantially the same functions or, if the mutual recognition procedure is used for the Product, or any product containing or comprising the Company Compound, including any Compound Forms thereof, in the European Union, any Governmental Body having the authority to regulate the sale of medicinal or pharmaceutical products in any country in the European Union.

“Employee Option” shall mean a Company Option that was granted to the holder in the holder’s capacity as, or had vesting tied to the holder’s performance of services as, an employee of the Company for applicable employment Tax purposes.

“End Date” shall mean the date that is four months from the Execution Date.

“Entity” shall mean any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environmental Law” shall mean any Law, any judicial and administrative order or determination relating to (a) pollution or the protection, preservation or restoration of the environment (including, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource); (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, any Hazardous Substances; or (c) or health safety issues (including human and occupational safety and health), in each case as amended and as in effect on or prior to the Execution Date.

“Environmental Permit” shall mean any permit, license, review, certification, approval, registration, consent or other authorization issued or required pursuant to any Environmental Laws.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Accounts” shall have the meaning set forth in Section 1.10(e) of this Agreement.

“Escrow Agent” shall mean an escrow agent reasonably acceptable to Parent, the Company and the Securityholder Representative.

“Escrow Agreement” shall mean the escrow agreement by and among Parent, the Securityholders’ Representative and the Escrow Agent, substantially in the form attached as EXHIBIT G.

“Escrow Distribution” shall mean the distribution of the Escrow Funds pursuant to Section 8.7.

“Escrow Distribution Schedule” shall mean any updated Closing Payment Schedule delivered by the Securityholders’ Representative in connection with an Escrow Distribution.

“Escrow Funds” shall mean the Adjustment Escrow Funds and the Indemnity Escrow Funds, collectively.

“Escrow Notice Date” shall have the meaning set forth in Section 8.7(a) of this Agreement.

“Estimated Aggregate Exercise Amount” shall have the meaning set forth in Section 1.10(b) of this Agreement.

“Estimated Closing Date Indebtedness” shall have the meaning set forth in Section 1.10(b) of this Agreement.

“Estimated Closing Date Transaction Expenses” shall have the meaning set forth in Section 1.10(b) of this Agreement.

“Estimated Closing Net Assets Surplus” shall mean the extent to which the Estimated Closing Net Assets is a positive number.

“Estimated Closing Net Assets” shall have the meaning set forth in Section 1.10(a)(i) of this Agreement.

“Estimated Closing Statement” shall have the meaning set forth in Section 1.10(b) of this Agreement.

“Estimated Net Assets Statement” shall have the meaning set forth in Section 1.10(a)(i) of this Agreement.

“European Union” or “EU” means (a) the economic, scientific and political organization of the European Union as it may be constituted from time to time, which as of the date of this Agreement consists of twenty-eight (28) European member states; and (b) the United Kingdom.

“Exchange Act” shall have the meaning set forth in Section 3.8 of this Agreement.

“Execution Date” shall have the meaning set forth in the preamble of this Agreement.

“FDA” shall mean the United States Food and Drug Administration, or any successor agency thereto.

“FDCA” shall mean the Federal Food, Drug and Cosmetic Act, as amended, and all related rules, regulations and guidelines.

“[***]” shall have the meaning set forth in Section 1.12(f)(ii) of this Agreement.

“First Commercial Sale” shall mean the first sale by Parent, or any other Contingent Payment Obligor, on a commercial basis to a Third Party (not an Affiliate of such Contingent Payment Obligor) anywhere in the world of the Product after FDA approval of the NDA or equivalent foreign regulatory approval for the Product has been obtained; provided, however, that the following shall not constitute a First Commercial Sale: (a) any sale to an Affiliate or Sublicensee, unless such Affiliate or Sublicensee is the last Person in the distribution chain of the Product; or (b) any use of such Product in clinical trials or non-clinical development activities with respect to such Product by or on behalf of a Party, or disposal or transfer of such Product for a bona fide charitable purpose, compassionate use, or samples.

“First Patient Dosed” shall mean, with respect to a Clinical Trial, the first dosing of the first subject enrolled in such Clinical Trial with the Product or any placebo or comparator of such Product.

“Force Majeure Event” shall mean, with respect to a Person, an event beyond the control of such Person (or any Person acting on its behalf), which by its nature could not have been foreseen by such Person (or such Person), or, if it could have been foreseen, was unavoidable, and includes, acts of God, storms, floods, riots, fires, pandemics, sabotage, civil commotion or civil unrest, a suspension or material limitation in trading in securities generally on the New York Stock Exchange and/or the Nasdaq Global Select Market, a general moratorium on commercial banking activities declared by either federal or New York authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States, the failure or inoperability of the EDGAR system of the Securities and Exchange Commission, interference by civil or military authorities, acts of war (declared or undeclared) or armed hostilities or other national or international calamity or one or more acts of terrorism or failure of energy sources.

“Foreign Benefit Plan” shall mean any Company Plan that (i) is entered into, maintained, administered or contributed to by the Company or any of its Subsidiaries, and (ii) covers any employee, former employee, or consultant of the Company or any of its Subsidiaries or Company ERISA Affiliates who resides or works outside the United States.

“Former Employer” shall have the meaning set forth in Section 2.9(c) of this Agreement.

“Future Payment Schedule” shall mean any of the Contingent Payment Schedule, Adjustment Payment Schedule, Escrow Distribution Schedule or Representative Distribution Schedule.

“GAAP” shall mean United States generally accepted accounting principles.

“Generic Launch Quarter” means, with respect to a Generic Product in a country, the Calendar Quarter in which the first commercial sale of the applicable Generic Product in such country occurs following receipt of all necessary regulatory approvals from the applicable Regulatory Authorities in such country to market and sell such Generic Product.

“Generic Product” shall mean, with respect to a Product, any pharmaceutical product that (i) is sold by a Third Party that is not a licensee or Sublicensee of Parent or any other Contingent Payment Obligor under a drug approval application granted by a Governmental Body to a Third Party; (ii) contains Company Compound as an active ingredient; and (iii) is approved in reliance, in whole or in part, on the prior approval (or on safety or efficacy data submitted in support of the prior approval) of such Product as determined by the applicable Governmental Body, including any product authorized for sale (A) in the U.S. pursuant to Section 505(b)(2) or Section 505(j) of the Act (21 U.S.C. 355(b)(2) and 21 U.S.C. 355(j), respectively), (B) in the EU pursuant to a provision of Articles 10, 10a or 10b of Parliament and Council Directive 2001/83/EC as amended (including an application under Article 6.1 of Parliament and Council Regulation (EC) No 726/2004 that relies for its content on any such provision), or (C) in any other country or jurisdiction pursuant to all equivalents of such provisions, including any amendments and successor statutes with respect to the subsections (A) through (C) thereto.

“Good Clinical Practices” shall have the meaning set forth in the FDCA and its implementing regulations.

“Good Laboratory Practices” shall have the meaning set forth in the FDCA and its implementing regulations.

“Government-Mandated Payment” shall have the meaning set forth in Section 1.12(b)(ii) of this Agreement.

“Government Official” shall mean (a) any officer or employee of any Governmental Body, (b) any Person acting in an official capacity on behalf of a Governmental Body, (c) any officer or employee of a Person that is majority or wholly owned by a Governmental Body, (d) any officer or employee of a public international organization, such as the World Bank or the United Nations, (e) any officer or employee of a political party or any Person acting in an official capacity on behalf of a political party or (f) any candidate for political office.

“Governmental Body” shall mean any national, federal, regional, state, provincial, local, or foreign or other governmental authority or instrumentality, legislative body, court, administrative agency, regulatory body, commission or instrumentality, including any multinational authority having governmental or quasi-governmental powers, or any other industry self-regulatory authority or arbitral body.

“Hazardous Substance” shall mean any substance listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous, or a “pollutant” or “contaminant” or otherwise regulated, under any Environmental Law. “Hazardous Substance” shall include any substance for which exposure is regulated by any Governmental Body or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde foam insulation, lead, mold, mold spores and mycotoxins or polychlorinated biphenyls or other similar substances.

“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996 as amended from time to time.

“Identified Investors” means Participating Securityholders holding up to but no more than 5% of the total issued and outstanding Company Capital Stock immediately prior to the Effective Time (including shares of Company Common Stock underlying all outstanding Company Options immediately prior to the Effective Time) that fail to deliver an Investor Representation Letter certifying such Participating Securityholder’s status as an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act).

“Inbound Licenses” shall have the meaning set forth in Section 2.9(f) of this Agreement.

“Income Tax Return” shall have the meaning set forth in Section 5.5(b) of this Agreement.

“Indemnified Flow-Through Taxes” shall mean any Taxes of or imposed on Parent or any of its Affiliates (including any Acquired Company) as a result of an inclusion under Section 951(a) or 951A of the Code (or any similar provision of state or local Law) attributable to (A) “subpart F income,” within the meaning of Sections 952 or 965 of the Code (or any similar provision of state or local Law) received or accrued on or prior to the Closing Date that is related or attributable to an Acquired Company, (B) the holding of “United States property,” within the meaning of Section 956 of the Code (or any similar provision of state or local Law) on or prior to the Closing Date that is related or attributable to an Acquired Company, or (C) “global intangible low-taxed income,” as defined in Section 951A of the Code, related to a Pre-Closing Tax Period, in each case, determined as if the taxable years of each Acquired Company ended on the Closing Date.

“Indemnified Flow-Through Tax Return” shall have the meaning set forth in Section 5.5(b)(ii) of this Agreement.

“Indemnification Agreements” shall have the meaning set forth in Section 5.3(a) of this Agreement.

“Indemnification Demand” shall have the meaning set forth in Section 8.4(a) of this Agreement.

“Indemnification Dispute Notice” shall have the meaning set forth in Section 8.4(b) of this Agreement.

“Indemnification Tax Matters” shall have the meaning set forth in Section 5.5(d) of this Agreement.

“Indemnified Party” shall mean the Person entitled to indemnification under Section 8 of this Agreement.

“Indemnifying Party” shall mean the Person from whom indemnification is sought under Section 8 of this Agreement.

“Indemnity Deductible” shall have the meaning set forth in Section 8.6(b) of this Agreement.

“Indemnity Escrow Amount” shall mean (i) an amount of cash equal to $1,500,000 plus (ii) 85,000 shares of Parent Common Stock; provided, that if prior to the Closing, the Company obtains and delivers to Parent a duly executed release of the Company from the third party described in Schedule 8.1(h)(1) (in form and substance satisfactory to Parent) for any Liability or obligation with respect to the matter set forth in Schedule 8.1(h)(1), then the cash portion of the Indemnity Escrow amount shall be reduced to $1,000,000, and if following the Closing, the Securityholders’ Representative delivers to Parent such release, then within two (2) Business Days Parent and the Securityholders’ Representative shall deliver joint instructions to the Escrow Agent to release $500,000 from the cash portion of the Indemnity Escrow Funds to (a) the Payment Agent for further distribution to the Participating Securityholders (other than holders of Employee Options in respect of such Employee Options) and (b) the Surviving Entity (or any successor thereto) for further distribution to the Participating Securityholders in respect of Employee Options, in each case, in accordance with Section 1.5 and Section 1.6, as applicable.

“Indemnity Escrow Funds” shall mean the Indemnity Escrow Amount, as the same may be increased by investment earnings or decreased by investment losses, payments made in satisfaction of the adjustment payments to Parent pursuant to Section 1.10(d) or Losses.

“Indication” shall mean each disease or condition separately categorized in the World Health Organization’s International Classification of Diseases 10 coding system for which a separate clinical study is required to obtain regulatory approval (i.e., two different lines of therapy or patient sub-populations for the same disease shall be deemed the same Indication).

“Information Statement” shall have the meaning set forth in Section 2.22(b) of this Agreement.

“Insurance Policies” shall have the meaning set forth in Section 2.19 of this Agreement.

“Intellectual Property” or “IP” shall mean all intellectual property, including the following items of intangible property, and all rights associated therewith in any jurisdiction and tangible embodiments thereof:

(a)               Patents;

(b)               trademarks, trade names, service marks, designs, logos, trade dress, and trade styles and other indicia of origin, whether or not registered, and all registrations and pending applications for registration of the same and renewals thereof and all goodwill associated therewith;

(c)               works of authorship, copyrights, whether or not registered, and all registrations and pending applications for registration of the same and renewals thereof and database rights;

(d)               domain names and URLs;

(e)               all technology, technical information, know-how and data, including inventions (whether or not patentable of reduced to practice), improvements, discoveries, trade secrets, specifications, instructions, ideas, processes, methods, formulations, formulae, protocols, materials, assays, screens, algorithms, models, databases, expertise and other technology applicable to formulations, compositions or products or to their manufacture, development, registration, use or marketing or to methods of assaying or testing them or processes for their manufacture, formulations containing them or compositions incorporating or comprising them, and including all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing, nonclinical, pre-clinical and clinical data, regulatory data and filings, instructions, processes, formulae, expertise and information, relevant to the research, development, manufacture, use, importation, offering for sale or sale of, and/or which may be useful in studying, testing, developing, producing or formulating, products, or intermediates for the synthesis thereof and chemistry, manufacturing and control information and data, lab notebooks, Patent data and records, stability, technology, test and other data and results; and

(f)                computer programs, including computer programs embodied in semiconductor chips or otherwise embodied, and related flow-charts, programmer notes, updates and data, whether in object or source code form.

“Inventory” shall mean any inventory and work-in-process owned by the Acquired Companies, whether held at a location or facility of the Acquired Companies (or any other Person on behalf of the Acquired Companies) or in transit to or from the Acquired Companies (or any such other Person).

“Investor Representation Letter” means a questionnaire to be delivered by each Participating Securityholder regarding whether it is an “accredited investor” under Regulation D under the Securities Act, substantially in the form attached as EXHIBIT I hereto.

“IP Agreement” shall have the meaning set forth in Section 2.9(j) of this Agreement.

“IP Representations” shall have the meaning set forth in Section 8.5 of this Agreement.

“IRS” shall mean the Internal Revenue Service.

“Joinder Agreement” shall have the meaning set forth in Recitals of this Agreement.

“Key Individuals” shall mean Neil Smith, Jonathan Reis, Jefferson Davis and Helge Reisch.

“Knowledge” shall have the meaning set forth in Section 10.11 of this Agreement.

“Knowledge Persons” shall mean Neil Smith, Jonathan Reis, Jefferson Davis and Helge Reisch, or, in each case, any successor holding comparable authority to any of the foregoing at the Acquired Companies.

“Latest Balance Sheet” shall have the meaning set forth in Section 2.4(a) of this Agreement.

“Latest Balance Sheet Date” shall have the meaning set forth in Section 2.4(a) of this Agreement.

“Law” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, rule, regulation, executive order, injunction, judgment, order, award, decree, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Leased Real Property” shall have the meaning set forth in Section 2.8 of this Agreement.

“Legal Proceeding” shall mean any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Letter of Transmittal” shall have the meaning set forth in Section 1.9(a) of this Agreement.

“Liability” shall mean, with respect to any Person, any liability or obligation of such Person whether known or unknown, whether asserted or unasserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether due or to become due and whether or not required to be accrued on the financial statements of such Person.

“Lien” or “Liens” shall mean all mortgages, encumbrances, security interests, claims, charges or pledges (whether arising by contract or by operation of Law).

“Loss of Market Exclusivity” means a condition where, with respect to a particular Product in a particular country: (a) one or more Generic Products are being marketed or sold in such country by a Third Party and (b) the aggregate Net Sales of such Product in that country during any two (2) consecutive Calendar Quarters following the Generic Launch Quarter are lower than the aggregate Net Sales of such Product in such country during the [***] (the “Royalty Reduction Trigger”); provided, that, if the aggregate Net Sales of such Product in a country during [***] immediately prior to the Generic Launch Quarter, then the condition of Loss of Market Exclusivity will cease with respect to such Product in such country unless and until the Royalty Reduction Trigger occurs again with respect thereto.

“Losses” shall mean any and all losses, costs, Taxes, damages and expenses, settlement payments, awards, judgments, claims, fines, penalties, deficiencies, liabilities or other charges, including reasonable out-of-pocket attorneys’ fees and expenses and reasonable fees and expenses of other professionals, experts and representatives and other expenses of litigation, arbitration or other dispute resolution procedures; provided, however, that (a) “Losses” shall not include any (i) punitive or exemplary damages, or (ii) other than to the extent reasonably foreseeable, consequential, incidental, lost profits or special damages, in the case of (i) and (ii), except to the extent paid or payable by an Indemnified Party to a Third Party in connection with a Third-Party Claim; and (b) for purposes of computing the amount of Losses incurred or paid by a Person, there shall be deducted an amount equal to the amount of any insurance proceeds that are actually received by such Person or on behalf of such Person by any of such Person’s Affiliates in connection with such Losses or the circumstances giving rise thereto (net of any costs and expenses reasonably incurred, or penalties suffered, by such Person in collecting such amounts).

“MAA” shall mean an application for the authorization to market the Product in any country or group of countries in the EU, as defined in the applicable Laws and filed with the EMA or the Regulatory Authority of a given country or group of countries.

“Major Supplier” shall have the meaning set forth in Section 2.26 of this Agreement.

“Material Contract” shall have the meaning set forth in Section 2.11(a) of this Agreement.

“Merger” shall have the meaning set forth in the recitals of this Agreement.

“Merger Sub” shall have the meaning set forth in the preamble of this Agreement.

“Milestone Event” shall have the meaning set forth in Section 1.12(a) of this Agreement.

“Milestone Notice” shall have the meaning set forth in Section 1.12(a) of this Agreement.

“Milestone Payments” shall have the meaning set forth in Section 1.12(a) of this Agreement.

“Mintz Levin” shall have the meaning set forth in Section 10.15 of this Agreement.

“NDA” shall mean a New Drug Application, as defined in the FDCA and the regulations promulgated thereunder by the FDA, including any supplemental New Drug Application.

“Net Assets” shall mean, as of any time of determination, (i) the aggregate amount of current assets (including Cash and Cash Equivalents) of the Acquired Companies as of such time minus (ii) the aggregate amount of current liabilities of the Acquired Companies as of such time, in each case determined on a consolidated basis in accordance with GAAP; provided that for purposes of calculating Net Assets, the assets or liabilities, as applicable, of the Acquired Companies shall include (A) to the extent not received prior to the Closing, refundable Australian R&D tax offsets owed to the Acquired Companies pursuant to the Tax return filed on April 21, 2020 net of all directly related costs and expenses and (B) all liabilities for Taxes due and payable as of the Closing Date as reflected on a Tax Return filed on or prior to the Closing Date (such amount of R&D tax offsets taken into account in the calculation of Net Assets, the “R&D Tax Offsets”). Notwithstanding anything to the contrary contained herein, in no event shall the liabilities of the Acquired Companies used in the calculation of Net Assets include any amounts with respect to Closing Date Transaction Expenses, Closing Date Indebtedness, or any accounts payable relating to the development, regulatory activities or manufacturing of CNSA-001.

“Net Sales” shall mean, with respect to the Product, the aggregate gross amounts invoiced by or on behalf of Parent or any other Contingent Payment Obligor for sales of the Product in arm’s length transactions to Third Parties, less the following items to the extent actually taken or incurred with respect to sales of the Product and to the extent not previously deducted in calculating the amount invoiced or billed and all in accordance with Parent’s standard accounting procedures under GAAP as consistently applied (except as otherwise provided below):

(a)       rebates, credits or allowances for returns, price adjustments, claims, rejections or recalls (including due to spoilage, damage, expiration of useful life or otherwise);

(b)       freight, postage, shipping and insurance, handling and other transportation costs with respect to such sale of the Product;

(c)       Taxes on sales or delivery of such Product (such as import, export, excise, sales, use, and value added Taxes or other Taxes levied on, absorbed determined and/or imposed with respect to such sales, tariffs and customs duties, and any portion of annual fees due under Section 9008 of the United States Patient Protection and Affordable Care Act of 2010 (Pub. L. No. 111-48) to the extent allocable to sales of such Product), but excluding any Taxes based on or measured by income;

(d)       any customary quantity, cash or other trade discounts, rebates (or their equivalent), returns, refunds, charge backs, fees, credits or allowances, cash and non-cash coupons or retroactive price reductions to any Third Party, including any purchasers, reimbursers, customers, distributors, wholesalers and group purchasing and managed care organizations and other similar entities and institutions (including amounts incurred in connection with government-mandated rebate and discount programs, rebates and charge backs, and hospital buying group/group purchasing organization administration fees and payor organizations), in each case, that are not otherwise attributable to other products of Parent and which effectively reduce the selling price or gross sales of the Product;

(e)       fees paid to wholesalers, distributors and selling agents, in each case with respect to such Product, and other similar fees that are customary in the industry and incurred for the sales of such Product to customers;

(f)       deductions for bad debts directly related to the sales of the Product in the period (which adjustment shall be based on actual bad debts incurred and written off as uncollectible by the applicable Contingent Payment Obligor in a quarter, net of any recoveries of previously written off bad debts from current or prior quarters); provided, that, the amounts deducted pursuant to this clause (f) with respect to any reporting period shall not exceed [***] of the gross amount invoiced for sales of the Product during such reporting period by or on behalf of Parent or any other Contingent Payment Obligor; and

(g)       royalty payments and milestone and other contingent payments under the existing agreements set forth on Schedule A-1.

For clarity, and notwithstanding anything contained herein, (A) Net Sales shall not include any payments between or among Parent and its Affiliates, (B) sales by Parent or any of its Affiliates to a Third Party consignee shall not be recognized as Net Sales until the Third Party consignee sells the Product to a Third Party and so notifies Parent, (C) sales by Parent or its Affiliates of the Product to a Third Party distributor or wholesaler shall be considered a sale to a Third Party customer and shall be included in Net Sales but any subsequent sale by any such Third Party distributor or wholesaler to a Third Party customer shall not be included in Net Sales, (D) sales by Parent or its Affiliates of the Product to a Sublicensee and sales by any Sublicensee of the Product to a Third Party customer shall not be included in Net Sales but shall be included as part of the Sublicense Fee, and (E) any Product that is distributed as free promotional samples or used in research or development activities or for compassionate use shall be disregarded in determining Net Sales.

Net Sales outside of the United States shall first be determined in the currency in which such sales are earned and shall then be converted into an amount in United States dollars using Parent’s customary and usual conversion procedures used in preparing Parent’s financial statements for the applicable reporting period. In the event of any sale of a Product in arm’s length transactions to third parties by Parent and/or any other Contingent Payment Obligor for any consideration other than exclusively monetary consideration, then Net Sales under this Agreement shall be calculated based on the average Net Sales during the preceding royalty period, or in the absence of such sales, the fair market value of the Product, as determined reasonably and in good faith by the Parent or the applicable Contingent Payment Obligor.

If a Product is sold as part of a Combination Product (as defined below), Net Sales will be the product of (i) Net Sales of the Combination Product calculated as above (i.e., calculated as for a non-Combination Product) and (ii) the fraction (A/(A+B)), where:

“A” is the gross invoice price in such country of the Product if sold separately in such country as the sole therapeutically active component; and

“B” is the gross invoice price in such country of the other therapeutically active component contained in the Combination Product if sold separately in such country.

If “A” or “B” cannot be determined by reference to non-Combination Product sales as described above, then Net Sales will be calculated as above, but the gross invoice price in the above equation will be determined in good faith prior to the end of the accounting period in question based on an equitable method of determining the same that takes into account, in the applicable country, variations in dosage units and the relative fair market value of each therapeutically active component in the Combination Product. As herein, “Combination Product” means a Product that contains one or more additional therapeutic agents (whether coformulated or copackaged) that are not the Company Compound and sold for a single price. Any vehicles, adjuvants and excipients used in conjunction with the Company Compound shall not be treated as active ingredients for the purposes of this definition.

“Net Sales Notice” shall have the meaning set forth in Section 1.12(b) of this Agreement.

“Net Sales Payment Report” shall have the meaning set forth in Section 1.12(b) of this Agreement.

“Net Sales Payments” shall have the meaning set forth in Section 1.12(b) of this Agreement.

“Net Sales Threshold” shall have the meaning set forth in Section 1.12(b) of this Agreement.

“Non-Employee Option” shall mean a Company Option granted to the holder in the holder’s capacity as a non-employee service provider to the Company for applicable employment Tax purposes that is not an Employee Option.

“Non-Preparing Party” shall have the meaning set forth in Section 5.5(b) of this Agreement.

“Offering Suspension” shall have the meaning set forth in Section 5.11(c) of this Agreement.

“Option Payment” shall have the meaning set forth in Section 2.28 of this Agreement.

“Option Plan” shall mean the Company’s 2015 Stock Incentive Plan, as may be amended from time to time.

“Option Termination Agreement” shall have the meaning set forth in Section 1.6(b) of this Agreement.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of incorporation or organization and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all by-laws, voting agreements, stockholder or investor agreements and similar documents, instruments or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Other IP Contracts” shall have the meaning set forth in Section 2.9(h) of this Agreement.

“Outbound Licenses” shall have the meaning set forth in Section 2.9(g) of this Agreement.

“Outside GC” shall have the meaning set forth in Section 10.15 of this Agreement.

“Ownership Percentage” shall, with respect to a Participating Securityholder, be equal to the quotient obtained by dividing (a) the aggregate number of shares of Company Common Stock held by such Participating Securityholder as of immediately prior to the Effective Time (including, for purposes of this definition, (i) any shares of Company Common Stock issuable upon the conversion of shares of Company Preferred Stock held by such Participating Securityholder as of immediately prior to the Effective Time, and (ii) any shares of Company Common Stock underlying Company Options held by such Participating Securityholder as of immediately prior to the Effective Time) by (b) the Closing Company Share Number.

“Parent” shall have the meaning set forth in the preamble of this Agreement.

“Parent Common Stock” shall mean the common stock of Parent, $0.001 par value per share.

“Parent Indemnified Party” shall have the meaning set forth in Section 8.1 of this Agreement.

“Parent Material Adverse Effect” means, with respect to Parent, any occurrence, change, event, circumstance and/or effect that, when taken individually or together with all other adverse changes or effects, is or is reasonably likely to be materially adverse to (i) the business, assets, liabilities, capitalization, results of operations, or financial condition of Parent and its Subsidiaries, taken as a whole, or (ii) the ability of Parent to consummate the Transactions Contemplated by this Agreement or perform its obligations thereunder; provided, that Parent Material Adverse Effect shall not include (a) any adverse effect resulting directly or indirectly from general business or economic conditions, including to the extent resulting from, arising out of or relating to any epidemic, pandemic or disease outbreak (including the COVID-19 virus), except to the extent such general business or economic conditions have a disproportionate effect on the Parent and its Subsidiaries as compared to the other companies in the Parent’s industry (b) any adverse effect resulting directly or indirectly from conditions generally affecting any industry or industry sector in which the Parent and its Subsidiaries operate or compete, except to the extent such adverse effect has a disproportionate effect on the Parent and is Subsidiaries as compared to the other companies in such industry or industry sector, or (c) any adverse effect resulting from any change in accounting requirements or principles or any change in applicable Laws or the interpretation thereof, except to the extent such adverse effect has a disproportionate effect on the Parent as compared to the other companies in such industry or industry sector.

“Parent Officers Certificate” shall have the meaning set forth in Section 7.5 of this Agreement.

“Parent Prepared Return” shall have the meaning set forth in Section 5.5(b) of this Agreement.

“Parent Stock Price” shall mean the volume-weighted average price, rounded to four decimal points, of shares of Parent Common Stock on the NASDAQ for the thirty (30) consecutive trading days immediately prior to the second Business Day prior to the date of determination, starting with the opening of trading on the first trading day to the closing of the second to last trading day prior to the date of determination, as reported by Bloomberg L.P. under the function “VWAP”.

“Participating Securityholders” shall mean each Company Stockholder and each holder of Company Options, as of immediately prior to the Effective Time.

“Patents” shall mean all patents and patent applications (including provisional applications) and patent disclosures, and including all divisionals, continuations, substitutions, continuations-in-part, re-examinations, re-issues, additions, renewals, extensions, confirmations, registrations, any confirmation patent or registration patent or patent of addition based on any such patent, patent term extensions, and supplemental protection certificates or requests for continued examinations, foreign counterparts, and the like of any of the foregoing.

“Payment Agent” shall have the meaning set forth in Section 1.9(a) of this Agreement.

“Payment Agent Agreement” shall mean the payment agent agreement by and among Parent, the Securityholders’ Representative and the Payment Agent, substantially in the form attached as EXHIBIT H.

“Payment Amount” shall mean (a) the Cash Upfront Merger Consideration Amount, minus (b) the Aggregate Exercise Amount, minus (c) the aggregate Per Share Closing Consideration payable in cash in respect of Employee Options as determined pursuant to Section 1.6 of this Agreement.

“Payment Term” shall mean, on a country-by-country and Product-by-Product basis, the period commencing on the date of the First Commercial Sale of a Product in such country and terminating upon the latest of: (A) the last to expire of any Valid Claims Covering the Product in such country; (B) ten (10) years after the First Commercial Sale of such Product in such country; and (C) the expiration of Regulatory Exclusivity with respect to such Product in such country.

“Per Share Adjustment Consideration” shall mean, in the event of a positive Adjustment Amount, with respect to a share of Company Capital Stock, the portion of the dollar amount of such positive Adjustment Amount payable with respect to such share of Company Capital Stock (other than shares canceled pursuant to Section 1.5(a) and (b)), as set forth in the Adjustment Payment Schedule.

“Per Share Closing Consideration” shall mean, with respect to a share of Company Capital Stock, the portion of the Upfront Merger Consideration Amount payable with respect to such share of Company Capital Stock (other than shares canceled pursuant to Section 1.5(a) and (b)), as set forth in the Closing Payment Schedule and calculated immediately prior to the Effective Time in accordance with the Company Charter, applicable Law and the terms of this Agreement.

“Per Share Contingent Consideration” shall mean, with respect each Contingent Payment, with respect to a share of Company Capital Stock, the portion of the dollar amount of such Contingent Payment payable with respect to such share of Company Capital Stock (other than shares canceled pursuant to Section 1.5(a) and (b)), as set forth in the Contingent Payment Schedule.

“Per Share Escrow Consideration” shall mean, with respect to the Escrow Distribution, with respect to a share of Company Capital Stock, the portion of the Escrow Distribution payable with respect to such share of Company Capital Stock (other than shares canceled pursuant to Section 1.5(a) and (b)), as set forth in the Escrow Distribution Schedule.

“Per Share Representative Reserve Consideration” shall mean, with respect to each distribution of funds from the Securityholders’ Representative Reserve to the Participating Securityholders, with respect to a share of Company Capital Stock, the portion of such distribution payable with respect to such share of Company Capital Stock (other than shares canceled pursuant to Section 1.5(a) and (b)), as set forth in the Representative Distribution Schedule.

“Permits” shall have the meaning set forth in Section 2.13(b) of this Agreement.

“Permitted Encumbrances” shall mean: (a) Liens for current Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings, and for which adequate reserves have been established in accordance with GAAP on the Latest Balance Sheet, (b) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law or governmental regulations; (c) statutory or common law Liens in favor of carriers, warehousemen, mechanics and materialmen to secure claims for labor, materials or supplies; and (d) easements, reservations, rights-of-way, restrictions or other similar charges or encumbrances of record affecting real property that do not interfere in any material respect with the ordinary conduct of the business of the Acquired Companies.

“Person” shall mean any individual, Entity or Governmental Body.

“Personal Information” shall have the meaning set forth in Section 2.9(m) of this Agreement.

“Phase 3 Clinical Trial” shall mean a human Clinical Trial of the Product in any country or jurisdiction that is designed to demonstrate statistically that the Product is safe and efficacious for its intended use, to evaluate the risk-benefit relationship of the Product, and to define warnings, precautions and adverse reactions that are associated with such Product in the dosage range to be prescribed, the results of which trial are intended to serve as a basis for preparing and submitting an NDA to the FDA, as described in 21 C.F.R. 312.21(c).

“PKU” shall mean phenylketonuria in humans.

“PKU Enrollment Milestone Payment” shall have the meaning set forth in Section 1.9(m)(i) of this Agreement.

“Possibly Related” shall mean, for adverse event reporting purposes in a Clinical Trial, that the adverse event is reasonably likely to relate to the investigational agent(s)/intervention.

“Preparing Party” shall have the meaning set forth in Section 5.5(b) of this Agreement.

“Pre-Closing Period” shall have the meaning set forth in Section 4.1 of this Agreement.

“Pre-Closing Tax Period” shall mean any taxable period ending on or before the Closing Date, and the portion through the end of the Closing Date for any Straddle Period.

“Pre-Closing Tax Claim” shall have the meaning set forth in Section 5.5(d)(i) of this Agreement.

“Pre-Closing Taxes” shall mean, without duplication (i) all Taxes of the Acquired Companies for Pre-Closing Tax Periods, (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Acquired Companies (or any predecessor of any Acquired Company) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or non-U.S. Law, (iii) all Taxes of any Person imposed on the Acquired Companies as a transferee or successor, by Contract or by operation of Law, in each case relating to such status or Contract in effect on or before the Closing provided that such Tax liability also relates to a Contract entered into or an event or transaction occurring before the Closing, (v) any Transfer Taxes that are the responsibility of the Participating Securityholders pursuant to Section 5.5(f) of this Agreement, (vi) any Taxes of any Participating Securityholder (other than Transfer Taxes) for any Tax period, and (vii) any Indemnified Flow-Through Taxes, and (viii) to the extent taken into account in the calculation of Net Assets, any R&D Tax Offsets not actually received by Parent or any of its Affiliates (including the Acquired Companies) following the Closing or any R&D Tax Offsets actually so received following the Closing that are subsequently disallowed by a Governmental Body (together with any interest, penalties or other amounts imposed by such Governmental Body in connection therewith); provided, however, that Pre-Closing Taxes shall not include (x) any Taxes taken into account as Liabilities in the calculation of Closing Date Transaction Expenses or Closing Net Assets (in each case, as finally determined under Section 1.10(c)) or amounts for which Parent received reimbursement from the Escrow Fund pursuant to Section 5.5(b), (y) any Taxes to the extent directly attributable to a failure by Parent or any of its Affiliates to comply with its obligations under Section 5.5, and (z) any Taxes attributable to any transaction or action outside the ordinary course of business taken by Parent or its Affiliates on the Closing Date but after the Closing.

“[***]” shall mean [***].

“Priority Review Voucher” shall mean a priority review voucher issued by the FDA or otherwise under the authority of the United States Department of Health and Human Services to Parent or any other Contingent Payment Obligor [***], that entitles the holder of such voucher to priority review of a single human drug application submitted under Section 505(b)(1) or 505(b)(2) of the FDA Act or Section 351(a) of the United States Public Health Service Act, as further defined in the FDA Act.

“Pro Forma Indemnified Flow-Through Tax Return” shall have the meaning set forth in Section 5.5(b)(ii) of this Agreement.

“Product” shall mean any product comprised of or containing the Company Compound, in any form or formulation.

“[***]” shall have the meaning set forth in Section 1.12(f)(i) of this Agreement.

“[***]” shall have the meaning set forth in Section 1.12(f)(i) of this Agreement.

“Registered IP” shall mean all Intellectual Property that is registered, filed, or issued under the authority of any Governmental Body, including all Patents, registered copyrights, registered mask works, and registered trademarks and all applications for any of the foregoing.

“Registration Statement” shall have the meaning set forth in Section 5.11(a) of this Agreement.

“Regulatory Authority” shall mean any national or supranational Governmental Body, including the FDA or the EMA, with responsibility for granting any license, registrations or Approvals with respect to the Product.

“Regulatory Exclusivity” means, with respect to a particular Product in a country, any exclusivity (including for clarity new chemical entity exclusivity, new use or indication exclusivity, new formulation exclusivity, orphan drug exclusivity, pediatric exclusivity, or any applicable data exclusivity) conferred by the Regulatory Authority in such country which confers an exclusive commercialization period during which Parent or any other Contingent Payment Obligor has the exclusive right to market and sell a Product in such country, excluding any rights conferred by or based on any Patents.

“Representative Distribution Schedule” shall have the meaning set forth in Section 1.11(d) of this Agreement.

“Representative Losses” shall have the meaning set forth in Section 1.11(e) of this Agreement.

“Required Company Information” shall have the meaning set forth in Section 4.6 of this Agreement.

“Required Company Stockholder Vote” shall have the meaning set forth in Section 2.22(a) of this Agreement.

“Required Holders” shall have the meaning set forth in Recitals of this Agreement.

“Required Joinders” shall have the meaning set forth in Recitals of this Agreement.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“SEC Filings” shall have the meaning set forth in Section 3.8 of this Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securityholder Indemnified Party” shall have the meaning set forth in Section 8.2 of this Agreement.

“Securityholders’ Representative” shall have the meaning set forth in Section 1.11(a) of this Agreement.

“Securityholders’ Representative Reserve” shall have the meaning set forth in Section 1.11(d) of this Agreement.

“[***]” shall have the meaning set forth in Section 1.12(f)(iii) of this Agreement.

“Series A Preferred Stock” shall mean the Series A-1 Preferred Stock and Series A-2 Preferred Stock, each $0.0001 par value per share, of the Company.

“Specified Representations” shall mean the representations and warranties set forth in Section 2.1(a) (Due Incorporation; Subsidiaries Etc.), Section 2.1(b) (Due Incorporation; Subsidiaries Etc.), Section 2.3 (Capitalization, Etc.), Section 2.21 (Authority; Binding Nature of Agreement), Section 2.22 (Vote Required) and Section 2.24 (Financial Advisor).

“Stock Upfront Merger Consideration Amount” shall mean 850,000 shares of Parent Common Stock less the number shares of Parent Common Stock included in the Indemnity Escrow Amount.

“Straddle Period” shall mean any taxable period that includes (but does not end on) the Closing Date.

“Sublicensee” shall mean a person or entity, other than an Affiliate or a distributor or wholesaler, that is granted a sublicense by Parent or any other Contingent Payment Obligor under the Company Intellectual Property.

“Sublicense Fee Payment” shall have the meaning set forth in Section 1.12(d) of this Agreement.

“Sublicense Fees” shall mean the aggregate sum of all payments received by Parent or any other Contingent Payment Obligor from Sublicensees, minus the aggregate sum of all: [***]. If, as part of the same or a related transaction in which Parent or other Contingent Payment Obligor sublicenses any of its rights to Company Compound or Products, Parent or other Contingent Payment Obligor also licenses, sublicenses or otherwise grants rights under other intellectual property rights or agrees to perform other rights or obligations other than the Company Intellectual Property (collectively, “Other Rights”), then Parent or other Contingent Payment Obligor shall in good faith equitably apportion, in accordance with customary standards in the industry, the consideration received under such transaction between the Company Intellectual Property and such Other Rights, and such portion allocated to the Other Rights shall not constitute Sublicense Fees.

“Subsidiary” shall mean, with respect to any Person, (i) any corporation more than 50% of whose stock of any class or classes is owned by such Person directly or indirectly through one (1) or more Subsidiaries of such Person and (ii) any partnership, association, joint venture or other entity in which such Person directly or indirectly through one (1) or more Subsidiaries of such Person has more than a 50% equity interest.

“Survival Date” shall have the meaning set forth in Section 8.5 of the Agreement.

“Surviving Entity” shall have the meaning set forth in Section 1.1(a) of this Agreement.

“Tail D&O Policy” shall have the meaning set forth in Section 5.3(b) of this Agreement.

“Tax” or “Taxes” shall mean all United States federal, state or local or non-United States income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, real property, personal property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding, backup withholding, ad valorem, value added, alternative or add-on minimum, customs duties, social security (or similar), unemployment, disability, registration or other tax, governmental fee, or other like assessment or charge, in each case in the nature of tax, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, penalties and interest with respect to any of the foregoing.

“Tax Claim” shall have the meaning set forth in Section 5.5(d) of this Agreement.

“Tax Referee” shall have the meaning set forth in Section 5.5(b)(i) of this Agreement.

“Tax Refunds” shall have the meaning set forth in Section 5.5(g) of this Agreement.

“Tax Representations” shall mean the representations and warranties set forth in Sections 2.15, 2.16, 2.17 and 2.28 (to the extent representations and warranties in Section 2.16, 2.17 and 2.28 relate to Taxes).

“Tax Returns” shall mean any return, declaration, notice, statement, report, tax filing or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes (including any amendments thereof), or maintained by any Person, or required to be maintained by any Person, in connection with the determination, assessment or collection of any Tax of any party or the administration of any Laws, regulations or administrative requirements relating to any Tax.

“Territory” means anywhere in the world.

“Third Party” shall mean, with respect to any party, any Person other than such party or an Affiliate of such party.

“Third-Party Claim” shall have the meaning set forth in Section 8.3 of this Agreement.

“Third Party Service Provider” shall have the meaning set forth in Section 2.9(m) of this Agreement.

“Transactions Contemplated by this Agreement” shall mean the Closing and the performance by the Parties of their obligations hereunder prior to the Closing and following the Closing, including the Contingent Payments.

“Transaction Deductions” means any income Tax deductions that are deductible on or prior to the Closing Date and result from or are attributable to expenses, fees or payments that are made or borne by the Securityholders in connection with the transactions contemplated hereby including (a) amounts that are included in Closing Indebtedness, Company Transaction Expenses or that otherwise reduce the Aggregate Consideration payable to the Securityholders, and (b) amounts payable in respect of Company Options to the extent payable at or in connection with Closing; provided that, to the extent applicable, Parent and the Company agree to make the safe harbor election set forth in IRS Revenue Procedure 2011-29 to determine the amount of deductions attributable to the payment of any success-based fees within the scope of such revenue procedure.

“Transaction Payroll Taxes” shall mean the employer portion of any payroll or employment Taxes incurred or accrued with respect to any bonuses, option exercises, payments in respect of Employee Options, or other compensatory payments made or deemed made in connection with the Transactions Contemplated by this Agreement, whether payable by Parent or the Acquired Companies.

“Transfer Taxes” shall have the meaning set forth in Section 5.5(f) of this Agreement.

“Unresolved Claim” shall have the meaning set forth in Section 8.7(b) of this Agreement.

“Update Report” shall have the meaning set forth in Section 1.12(e) of this Agreement.

“Upfront Merger Consideration Amount” shall mean the Cash Upfront Merger Consideration Amount and the Stock Upfront Merger Consideration Amount.

“U.S.” shall mean the United States of America and its territories and possessions.

“Valid Claim” shall mean a claim of (a) any issued and unexpired Patent of any Acquired Company (including any Patent that is included as a part of Company Owned IP) whose validity, enforceability, or patentability has not been affected by any of the following: (i) irretrievable lapse, abandonment, revocation, dedication to the public, or disclaimer; or (ii) a holding, finding, or decision of invalidity, unenforceability, or non-patentability by a court, national or regional patent office, or other applicable Governmental Body that has competent jurisdiction, such holding, finding, or decision being final and nonappealable or unappealed within the time required for a timely appeal; and (b) a pending Patent application of any Acquired Company (including any Patent that is included as a part of Company Owned IP), which application has not been pending for more than the greater of five (5) years since (i) its earliest claimed priority date or (ii) the date of the first action on the merits received from the relevant patent office regarding such application, at which time such pending claim shall cease to be a Valid Claim for purposes of this Agreement unless and until such claim becomes the claim of an issued patent pursuant to clause (a) above.

“[***]” shall have the meaning set forth in Section 1.12(f)(ii) of this Agreement.

“[***]” shall have the meaning set forth in Section 1.12(f)(ii) of this Agreement.

“Voucher Payment” shall have the meaning set forth in Section 1.12(c) of this Agreement.

“Waived 280G Benefits” shall have the meaning set forth in Section 5.1 of this Agreement.

“Withholding Agent” shall have the meaning set forth in Section 1.9(f) of this Agreement.

“Written Consent” shall have the meaning set forth in Recitals of this Agreement.

“Year-End Balance Sheet Date” shall have the meaning set forth in Section 2.4(a) of this Agreement.